      As filed with the Securities and Exchange Commission on June 11, 1997



                                                      Registration No. 333-27869
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           ---------------------------


                              AMENDMENT NO. 1 TO
                                    FORM S-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           ---------------------------

                             PICTURETEL CORPORATION
             (Exact name of Registrant as specified in its charter)

                            ------------------------

            DELAWARE                             3661                            04-2835972
  (STATE OR OTHER JURISDICTION        (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
OF INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

             100 MINUTEMAN ROAD, ANDOVER, MA, 01810, (508) 292-5000
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               DR. NORMAN E. GAUT
                             CHIEF EXECUTIVE OFFICER
              100 Minuteman Road, Andover, MA 01810, (508) 292-5000
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                           ---------------------------


                                   COPIES TO:
    HOWARD K. FUGUET, ESQ.                      WILLIAM B. SIMMONS, JR., ESQ.
         Ropes & Gray                          Testa, Hurwitz & Thibeault, LLP
    One International Place                  High Street Tower - 125 High Street
 Boston, Massachusetts  02110                    Boston, Massachusetts 02110
                           ---------------------------


         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE PUBLIC: At the effective time of the merger of a wholly-owned subsidiary of the Registrant with and into MultiLink, Inc., which shall occur as soon as practicable after the effective date of this Registration Statement and the satisfaction or waiver of all conditions to closing of such merger as described in the enclosed Proxy Statement/Prospectus.

                             ----------------------

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                             ----------------------


   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                 MULTILINK, INC.
                                6 RIVERSIDE DRIVE
                          ANDOVER, MASSACHUSETTS 01810



                                                                  June 16, 1997


To the Shareholders of MultiLink, Inc.:


         The Board of Directors of MultiLink, Inc., a Massachusetts corporation, ("MultiLink") has unanimously approved and is recommending that the MultiLink shareholders approve the acquisition of MultiLink by PictureTel Corporation, a Delaware corporation, ("PictureTel"). In order to consider and act upon approval of this transaction, we will hold a special meeting of shareholders (the "MultiLink Special Meeting") at 8:30 a.m. Daylight Savings Time on July 22, 1997, at the offices of MultiLink, 6 Riverside Drive, Andover, Massachusetts. You are cordially invited to attend.


         At this meeting, the holders of MultiLink Common Stock will be asked
(i) to vote on a proposal to approve and adopt the Agreement and Plan of Merger dated as of April 15, 1997, as amended, among PictureTel, ML Acquisition Corp., a Massachusetts corporation, ("Merger Sub") and MultiLink (as so amended, the "Merger Agreement"), and to approve the merger (the "Merger") of Merger Sub, a wholly-owned subsidiary of PictureTel, with and into MultiLink pursuant to the Merger Agreement, and the transactions contemplated thereby, by which MultiLink would become a wholly-owned subsidiary of PictureTel, and (ii) to act upon such other matters as may properly be brought before the MultiLink Special Meeting. Upon the effectiveness of the Merger, each outstanding share of MultiLink Common Stock will be converted into the right to receive approximately .56 of a share of PictureTel Common Stock, subject to the terms of the Merger Agreement. The Merger Agreement also provides that approximately 8% of the shares of PictureTel Common Stock exchanged in the Merger will be placed in escrow to reimburse PictureTel for any breaches of MultiLink's representations and warranties in the Merger Agreement.

         THE BOARD OF DIRECTORS OF MULTILINK HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMENDS THAT THE MULTILINK SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.


         It is important that you vote on this transaction. Accordingly, we ask you to please complete, sign and date the accompanying Proxy Card, which will serve as a proxy for your vote at the MultiLink Special Meeting. The details of the proposed Merger appear in the accompanying Proxy Statement/Prospectus which is being furnished to the holders of MultiLink Common Stock. You should consider carefully the investment considerations associated with the Merger discussed under "Risk Factors" in the accompanying Proxy Statement/Prospectus. The approval and adoption of the Merger Agreement will require the affirmative vote of a majority of the outstanding shares of MultiLink Common Stock as of the record date of the MultiLink Special Meeting. Three of the directors of MultiLink and certain of MultiLink's principal stockholders, together holding approximately 72% of the outstanding shares of MultiLink Common Stock as of June 5, 1997, have agreed to vote all the outstanding shares of MultiLink
Common Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement.


         The management of MultiLink appreciates the support and confidence that you have given us. We are very enthusiastic about our acquisition by PictureTel and we believe it is in the best interest of our shareholders and employees.

                                         Sincerely,

                                         Bruce R. Bower
                                         President and Chief Executive Officer

Andover, Massachusetts

                                 MULTILINK, INC.
                                6 RIVERSIDE DRIVE
                          ANDOVER, MASSACHUSETTS 01810

                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS


                         TO BE HELD ON JULY 22, 1997


To the Shareholders of MULTILINK, INC.:


         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of MultiLink, Inc. (the "MultiLink Special Meeting"), a Massachusetts corporation ("MultiLink"), will be held at 8:30 a.m., Daylight Savings Time on July 22, 1997, at the offices of MultiLink, 6 Riverside Drive, Andover, Massachusetts, to consider and act upon proposals:



         1. To approve and adopt the Agreement and Plan of Merger, dated April 15, 1997, as amended (as so amended, the "Merger Agreement"), among MultiLink, PictureTel Corporation, a Delaware corporation ("PictureTel"), and ML Acquisition Corp., a Massachusetts corporation ("Merger Sub"), which is a wholly-owned subsidiary of PictureTel, providing, among other things, for the merger of Merger Sub with and into MultiLink (the "Merger") creating a surviving corporation (the "Surviving Corporation") which will be a wholly-owned subsidiary of PictureTel. Pursuant to the Merger, each share of MultiLink's common stock, $.01 par value per share ("MultiLink Common Stock"), outstanding at the effective time of the Merger (other than shares with respect to which dissenters' rights are perfected) will be converted into approximately .56 shares of PictureTel's common stock, $.01 par value per share ("PictureTel Common Stock"), all of which is more fully described in the accompanying Proxy Statement/Prospectus. A copy of the Merger Agreement (including the principal exhibits thereto) is attached as Annex A to the accompanying Proxy Statement/Prospectus.


         2. To transact such other business as may properly be brought before the MultiLink Special Meeting.


         The record date for the determination of shareholders entitled to notice of and to vote at the MultiLink Special Meeting, and any adjournments or postponements thereof, is June 5, 1997 (the "Record Date"). Only holders of record of shares of MultiLink Common Stock at the close of business on the Record Date are entitled to notice of and to vote at the MultiLink Special Meeting. A list of MultiLink shareholders entitled to vote at the MultiLink Special Meeting will be available during normal business hours at MultiLink's corporate offices, 6 Riverside Drive, Andover, Massachusetts 01810, for ten (10) days prior to the MultiLink Special Meeting for examination by any MultiLink shareholder for purposes germane to the MultiLink Special Meeting.


         Holders of MultiLink Common Stock have a right to dissent from the Merger, and if the Merger is consummated, to receive "fair value" for their shares in cash by complying with the provisions of Massachusetts law, including Sections 85 to 98 of Chapter 156B of the Massachusetts Business Corporation Law, the full text of which is attached as Annex B to the Proxy Statement/Prospectus accompanying this Notice of the MultiLink Special Meeting.

         If the Merger is approved by the shareholders at the MultiLink Special Meeting and effected by MultiLink, any shareholder (1) who files with MultiLink, before the taking of the vote on the approval of the Merger, written objection to the Merger stating that such shareholder intends to demand payment for such shareholder's MultiLink Common Stock if the Merger is completed; and (2) whose shares of MultiLink Common Stock are not voted in favor of the Merger has or may have the right to demand in writing from the Surviving Corporation, within twenty (20) days after the date of mailing to such shareholder of notice in writing that the Merger has become effective, payment for such shareholder's shares of MultiLink Common Stock and an appraisal of the value thereof. MultiLink and any such shareholder shall in such cases have the rights and duties and shall follow the procedure set forth in Sections 85-98, inclusive, of Chapter 156B of the General Laws of Massachusetts.

         Your vote is very important regardless of how many shares of MultiLink Common Stock you own. Regardless of whether you plan to attend the MultiLink Special Meeting, you are requested to sign, date and return the enclosed Proxy without delay in the enclosed postage-paid envelope. You may revoke your Proxy at any time prior to its exercise. If you are present at the MultiLink Special Meeting or any adjournments or postponements thereof, you may revoke your Proxy and vote personally on the matters properly brought before the MultiLink Special Meeting.


                              By Order of the Board of Directors,





                              Mary B. Miller
                              Assistant Clerk




                              June 16, 1997


         PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT PROMPTLY
                         IN THE POSTAGE-PAID ENVELOPE.

             PLEASE DO NOT SEND IN STOCK CERTIFICATES AT THIS TIME.

         All stockholders are cordially invited to attend the meeting in person. To ensure your representation at the meeting, however, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying Proxy Statement/Prospectus at any time before it has been voted at the MultiLink Special Meeting. Any stockholder attending the MultiLink Special Meeting may vote in person even if he or she has returned a proxy.

                                       By Order of the Board of Directors,



                                       Bruce R. Bower
                                       President and Chief Executive Officer


Andover, Massachusetts
June 16, 1997

                                 MULTILINK, INC.
                                 PROXY STATEMENT

                                  -------------

                             PICTURETEL CORPORATION
                                   PROSPECTUS


      This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of (i) common stock, $.01 par value per share ("MultiLink Common Stock") of MultiLink, Inc., a Massachusetts corporation ("MultiLink"), in connection with the solicitation of proxies by the Board of Directors of MultiLink for use at the Special Meeting of Stockholders of MultiLink to be held on July 22, 1997 at the offices of MultiLink, 6 Riverside Drive, Andover, Massachusetts, commencing at 8:30 a.m. Daylight Savings Time, and at any and all adjournments or postponements thereof (the "MultiLink Special Meeting").


         This Proxy Statement/Prospectus also constitutes the Prospectus of PictureTel Corporation, a Delaware corporation ("PictureTel"), with respect to the issuance of up to 3,750,000 shares of PictureTel common stock, $.01 par value per share ("PictureTel Common Stock"), to be issued to the stockholders of MultiLink in connection with the Merger described below. Stockholders of PictureTel will not be voting on the Merger. PictureTel Common Stock is traded on The Nasdaq National Market (the "NASDAQ") under the symbol "PCTL."

         This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of ML Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of PictureTel ("Merger Sub"), with and into MultiLink, pursuant to an Agreement and Plan of Merger dated as of April 15, 1997, as amended (as so amended, the "Merger Agreement") by and among PictureTel, Merger Sub and MultiLink. Upon consummation of the Merger, MultiLink will become a wholly-owned subsidiary of PictureTel. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of MultiLink Common Stock at the MultiLink Special Meeting.


         Upon the filing of the articles of merger with the Secretary of State of the Commonwealth of Massachusetts (the "Effective Date"), which shall occur on the second business day, or such other time as the parties to the Merger may agree upon, following the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement, each share of MultiLink Common Stock issued and outstanding immediately prior to the Effective Date will be converted into the right to receive that number of shares of PictureTel Common Stock equal to a fraction (the "Exchange Ratio"), the numerator of which is 3,750,000 and the denominator of which is the aggregate number of (i) shares of MultiLink Common Stock outstanding on the Effective Date and (ii) shares of MultiLink Common Stock issuable upon the exercise of vested MultiLink Stock Options outstanding on the Effective Date. Based upon the capitalization of MultiLink on June 5, 1997, it is currently anticipated that each share of MultiLink Common Stock will convert into the right to receive approximately .56 shares of PictureTel Common Stock. Each holder of MultiLink Common Stock shall be entitled to receive (in addition to cash in lieu of fractional shares) a number of shares of PictureTel Common Stock equal to the product of (i) the number of shares of MultiLink Common Stock exchanged by such stockholder and (ii) the Exchange Ratio. As discussed below, of the total number of shares of PictureTel Common Stock which each shareholder of MultiLink is entitled to receive in the Merger, approximately 8% of such shares will be placed in escrow (the "Escrowed Shares"). The Escrowed Shares will be released upon the earlier of: (i) the date on which PictureTel's independent accountants report on their audit of PictureTel's financial statements for the fiscal year during which the closing of the Merger occurs; or (ii) the first anniversary of the Closing Date (such earlier date being the "Release Date"). However, if PictureTel does make a claim against the Escrowed Shares prior to the Release Date, the shares will remain in escrow until the resolution of PictureTel's claim pursuant to the procedures specified by the Merger Agreement. See "The Merger Agreement-- Indemnification" and "--Escrow."


          Each option to purchase MultiLink Common Stock that is outstanding at the Effective Date (each a "MultiLink Option") will be assumed by PictureTel and will automatically be converted into an option to purchase the number of shares of PictureTel Common Stock as the holder of such MultiLink Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Date (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for MultiLink Common Stock otherwise purchasable pursuant to such MultiLink Option divided by (y) the number of shares of PictureTel Common Stock purchasable pursuant to such MultiLink Option. See "The Merger--Conversion of Shares" and "--Conversion of MultiLink Options."

         Approximately 280,000 shares of PictureTel Common Stock, which equal approximately 8% of the shares of PictureTel Common Stock which the MultiLink stockholders are expected to be entitled to receive in the Merger, will be withheld and deposited into an escrow account to secure certain indemnification and other obligations of the MultiLink stockholders under the Merger Agreement. See "The Merger Agreement--Indemnification" and "--Escrow."

         All information contained in this Proxy Statement/Prospectus, or incorporated herein by reference, with respect to Merger Sub and PictureTel has been provided by PictureTel. All information contained in this Proxy Statement/Prospectus with respect to MultiLink has been provided by MultiLink.


         This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of MultiLink on or about June 16, 1997.


         THE ABOVE MATTERS ARE DISCUSSED IN DETAIL IN THIS PROXY STATEMENT/ PROSPECTUS. THE PROPOSED MERGER IS A COMPLEX TRANSACTION. MULTILINK STOCKHOLDERS ARE STRONGLY URGED TO READ AND CONSIDER CAREFULLY THIS PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY, PARTICULARLY THE MATTERS REFERRED TO UNDER "RISK FACTORS" STARTING ON PAGE 12.

         IN ACCORDANCE WITH THE MASSACHUSETTS BUSINESS CORPORATION LAW, HOLDERS OF MULTILINK STOCK ARE ENTITLED TO APPRAISAL AND DISSENTERS' RIGHTS IN CONNECTION WITH THE MERGER. SEE "THE MERGER--APPRAISAL AND DISSENTERS' RIGHTS."

                               ------------------

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               ------------------


         The date of this Proxy Statement/Prospectus is June 16, 1997.

                                TABLE OF CONTENTS


AVAILABLE INFORMATION ......................................................-1-

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................-2-

TRADEMARKS..................................................................-2-

GLOSSARY....................................................................-3-

SUMMARY.....................................................................-6-
         The Business of PictureTel.........................................-6-
         General............................................................-6-
         Recent Developments................................................-6-
         The Business of MultiLink..........................................-6-
         General............................................................-6-
         Recent Developments................................................-7-
         The Merger.........................................................-7-
         Conversion of Shares; Options......................................-7-
         Exchange of Certificates; Assumption of Options....................-8-
         Listing............................................................-8-
         Conditions to the Merger...........................................-8-
         Escrow Agreement...................................................-8-
         Termination........................................................-9-
         Termination Fee....................................................-9-
         MultiLink Special Meeting..........................................-9-
         Time, Place and Date...............................................-9-
         Record Date; Shares Entitled to Vote...............................-9-
         Purposes of the Meeting ...........................................-9-
         Vote Required......................................................-9-
         Recommendation of MultiLink's Board of Directors..................-10-
         Interests of Certain Persons in the Merger........................-10-
         Certain Federal Income Tax Consequences...........................-10-
         Anticipated Accounting Treatment..................................-10-
         Comparative Rights of Stockholders................................-10-
         Risk Factors......................................................-11-
         Employment Agreements.............................................-11-
         Dissenters' Rights................................................-11-

RISK FACTORS...............................................................-12-
         New Products, Cost Reductions and Technological Change............-12-
         Competition.......................................................-12-
         Recent History of Lower Operating Results.........................-12-
         Potential Fluctuations of Quarterly Operating Results.............-12-
         Manufacturing.....................................................-13-
         Product Protection and Intellectual Property......................-13-
         Integration Strategy for MultiLink Merger.........................-13-
         Volatility of Stock Price.........................................-13-
         Fixed Exchange Ratio Despite Potential Changes in Stock Price.....-14-
         Factors Affecting the Performance of MultiLink....................-14-
         Forward-Looking Statements........................................-14-
         Newly Issued Accounting Standards.................................-14-

SELECTED HISTORICAL AND UNAUDITED COMBINED PRO FORMA FINANCIAL DATA........-15-
         PictureTel Corporation Selected Historical Financial Data.........-16-
         MultiLink, Inc. Selected Historical Financial Data................-17-

         Unaudited Pro Forma Combined Financial Data.......................-18-
         Comparative Historical and Unaudited Pro Forma Per Share Data.....-19-

RECENT CLOSING PRICES......................................................-20-
         Market Price Per Share Data.......................................-20-

MULTILINK SPECIAL MEETING..................................................-21-
         Time, Place and Date..............................................-21-
         Matters To Be Considered at the MultiLink Special Meeting.........-21-
         Voting at the MultiLink Special Meeting; Record Date..............-21-
         Proxies...........................................................-22-

THE MERGER.................................................................-22-
         General  .........................................................-22-
         Conversion of Shares..............................................-22-
         Conversion of MultiLink Options...................................-23-
         Exchange of Certificates..........................................-23-
         Notification Regarding MultiLink Options..........................-24-
         Effective Date....................................................-24-
         Background of the Merger; Recommendation of MultiLink Board of
           Directors.......................................................-24-
         MultiLink's Reasons for the Merger................................-26-
         PictureTel's Reasons for the Merger...............................-27-
         Certain Considerations ...........................................-27-
         Employment Agreements.............................................-28-
         Interests of Certain Persons in the Merger........................-29-
         The Broadview Fee.................................................-30-
         Certain Federal Income Tax Consequences ..........................-30-
         Anticipated Accounting Treatment..................................-32-
         Governmental Filings..............................................-33-
         Certain Federal Securities Law Consequences; Affiliate
           Agreements......................................................-33-
         Stock Exchange Listing ...........................................-33-
         Dividends and other Distributions ................................-33-
         Appraisal and Dissenters' Rights..................................-34-

THE MERGER AGREEMENT.......................................................-35-
         Representations and Warranties....................................-35-
         Conduct of PictureTel's and MultiLink's Business Prior to the
           Merger..........................................................-36-
         No Solicitation...................................................-37-
         Conditions to the Merger..........................................-37-
         Termination.......................................................-38-
         Fees and Expenses; Termination Fee................................-39-
         Indemnification...................................................-39-
         Escrow............................................................-40-
         Directors and Officers Indemnification............................-40-
         Stockholders Agreement............................................-41-

THE BUSINESS OF MULTILINK..................................................-41-
         Industry Background...............................................-41-
         Teleconferencing Products.........................................-42-
         Teleconferencing Features.........................................-43-
         Conference Set-up Tools...........................................-43-
         Real-Time Conference Execution and Management.....................-43-
         Meeting Productivity Tools........................................-43-
         Customized Greetings..............................................-43-
         Subconferencing...................................................-43-
         Polling and Question and Answer...................................-43-
         ActivePresence....................................................-44-

         Conference Recordkeeping Tools....................................-44-
         MultiMedia Call Center System.....................................-44-
         Customers.........................................................-44-
         Carriers..........................................................-44-
         Independent Service Providers.....................................-44-
         Government, Corporate and Educational Users.......................-44-
         International Customers...........................................-44-
         M-ACD Customers...................................................-45-
         Sales and Marketing...............................................-45-
         Research and Development..........................................-45-
         Customer Support and Service......................................-45-
         Manufacturing.....................................................-45-
         Competition.......................................................-46-
         Patents and Proprietary Rights....................................-46-
         Employees.........................................................-47-
         Facilities........................................................-47-


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS .............................................................-48-
         Overview..........................................................-48-
         Results of Operations.............................................-48-
         Forward-Looking Statements........................................-49-
         Six Months Ended March 31, 1997 and 1996..........................-49-
         Years ended September 30, 1996, 1995 and 1994.....................-49-
         Liquidity and Capital Resources...................................-50-
         Factors Affecting Results.........................................-51-
         Newly Issued Accounting Standards.................................-51-


SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF
MULTILINK..................................................................-52-

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS..........................-55-

DESCRIPTION OF CAPITAL STOCK OF PICTURETEL.................................-63-
         Common Stock......................................................-63-
         Preference Stock..................................................-63-
         Rights Plan.......................................................-63-

COMPARISON OF STOCKHOLDER RIGHTS...........................................-63-
         Vote Required for Mergers.........................................-64-
         Anti-takeover Provisions..........................................-64-
         PictureTel's Rights Agreement.....................................-66-
         Appraisal Rights..................................................-66-
         Amendment of By-Laws..............................................-66-
         Limitation on Directors' Liability, Indemnification of Officers
           and Directors...................................................-67-
         Cumulative Voting for Directors...................................-67-
         Removal of Directors..............................................-67-
         Newly Created Directorships and Vacancies.........................-68-
         Special  Meetings.................................................-68-
         Inspection Rights.................................................-69-
         Election of Directors.............................................-69-
         Preemptive Rights.................................................-69-
         Dividends.........................................................-69-

LEGAL MATTERS..............................................................-70-

EXPERTS....................................................................-70-

MULTILINK, INC. AND SUBSIDIARY FINANCIAL STATEMENTS INDEX...................F-1

INDEPENDENT ACCOUNTANTS' REPORT.............................................F-2

CONSOLIDATED BALANCE SHEETS.................................................F-3

CONSOLIDATED STATEMENTS OF INCOME...........................................F-4

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY.............................F-5

CONSOLIDATED STATEMENTS OF CASH FLOWS.......................................F-6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..................................F-7

ANNEXES

         A.  Agreement and Plan of Merger, as Amended.......................A-1
         B.  Sections 85-98 of Chapter 156B of the Massachusetts
               Business Corporation Law.....................................B-1

         NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN ANY SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED BY REFERENCE SINCE THE DATE HEREOF.

                              AVAILABLE INFORMATION

         PictureTel is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information may be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the Commission's regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may be obtained from the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. In addition, PictureTel is required to file electronic versions of these documents with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. PictureTel Common Stock is listed on the NASDAQ, and such reports, proxy statements and other information concerning PictureTel may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

         PictureTel has filed with the Commission a Registration Statement on Form S-4 (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Proxy Statement/Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements made in this Proxy Statement/Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Items and information omitted from this Proxy Statement/Prospectus but contained in the Registration Statement may be inspected and copied at the Public Reference Facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


         THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. COPIES OF ANY SUCH DOCUMENTS, OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THEY ARE SPECIFICALLY INCORPORATED BY REFERENCE, ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST TO: PICTURETEL, CORPORATION, 100 MINUTEMAN ROAD, ANDOVER, MA 01810 (TELEPHONE: (508) 292-5000). IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE RECEIVED BY PICTURETEL BY JULY 11, 1997.


         The following documents which have been filed with the Commission are incorporated by reference into this Proxy Statement/Prospectus:

         1. PictureTel's Annual Report on Form 10-K and its Amendment to the Annual Report on Form 10-K/A for the fiscal year ended December 31, 1996 (which incorporates by reference certain information from PictureTel's Proxy Statement relating to the 1997 Annual Meeting of Shareholders) (File No. 1-9434);

         2. PictureTel's Proxy Statement filed with the Commission on April 28, 1997;

         3. PictureTel's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1997;

         4. PictureTel's Current Report on Form 8-K filed with the Commission on April 18, 1997.

         5. All other reports filed pursuant to Sections 13(a) or 15(d) of the Exchange Act since December 31, 1996.

         6. The description of PictureTel Common Stock contained in PictureTel's Registration Statement on Form 8-A/A under the Exchange Act (File No. 1-9434) filed with the Commission on February 1, 1995, including all amendments and reports filed for the purpose of updating such description.

         All documents subsequently filed by PictureTel pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering of the PictureTel Common Stock, shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing such documents. Any statement contained herein or in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus, except as so modified or superseded.


                                   TRADEMARKS

         The following trademarks and tradenames of PictureTel are mentioned in this Prospectus: PictureTel(R). This Prospectus also includes trademarks and tradenames of MultiLink and may contain those of other companies.

                                    GLOSSARY

         ACCUNET - the first commercially available switched digital communication network, which allowed dialed digital connection at rates of 56 and 112 kbps, using a combination of existing telephone lines and new network equipment.

         ACD - automatic call distributor. A specialized telephone system for handling incoming (and sometimes outgoing) calls, whereby incoming calls are queued and then distributed in some logical pattern to a group of agents. M-ACD is MultiLink's ACD product with multimedia capabilities augmenting the traditional audio ACD capabilities.

         API - application programming interface. A set of formalized software calls and routines, which can be referenced by an application program to access the underlying network or other services.

         AUDIOCONFERENCING - an exchange of sounds among meeting participants who are located at more than two separate sites, using telephones.

         CODEC - combination of a coder and decoder. A coder uses a compression algorithm to reduce the number of bytes needed to represent an audio or video segment. A decoder recovers the original raw bytes from the compressed bytes generated by the coder. In video and audio compression, the recovery does not need to be exact; a good approximation of the original information is appropriate for practical purposes.

         COMPRESSION ALGORITHM - a set of procedures (usually specified by mathematical equations and implemented in software within a particular computing architecture) that reduce the number of bytes necessary to represent some piece of information, such as a video or audio segment.

         COMPRESSION RATIO - the average number of bytes at the input of codec that will produce one byte at the output of the coder. The higher the ratio the lower the necessary channel speed to transmit the information, and therefore the lower the transmission cost.

         CTI - computer telephone integration. A term for connecting a computer (single workstation or file server on a local area network) to a telephone switch (e.g., private branch exchange or ACD), whereby the computer issues the switch commands to move calls around.

         DATACONFERENCING - also referred to as document conferencing or audiographic conferencing. An exchange of PC-oriented files such as graphics, word processing documents and spreadsheets between meeting participants who are located at two or more separate sites. This results in a teleconference in which images can be created, exchanged, shared and discussed.

         DISCRETE COSINE TRANSFORM, DCT - a mathematical transformation used in standards and some proprietary video compression algorithms. The DCT maps a set of original image sample values into frequency components that can more efficiently be compressed. DCTs are used in all H.3xx standards.

         DSP - digital signal processor. A specialized computer chip designed to perform speedy and complex operations on digitized waveforms and is useful in processing sound and video signals.

         ECHO CANCELLATION - the process of removing the acoustic echo that would result from a full-duplex audio communication system. When the person at point A talks and his voice is reproduced by the loudspeaker at point B, the microphone at B would pick it up and send it back (with a delay due to the communication system) to the loudspeaker at point A. An acoustic echo canceler eliminates such a return signal.

         FLOATING POINT OPERATIONS - calculations performed using an exponent with numbers to indicate the location of the decimal point, allowing the representation of very large numbers using a small number of bits.

         FULL-DUPLEX - characteristic of a communication system in which signals can be simultaneously transmitted in both directions. For example, in audio or audio/video calls, it means that people at both ends of a call can speak and be heard simultaneously.

         H.320 - standard for videoconferencing on narrowband switched digital networks, such as Accunet and ISDN. Can be used from 56 kbps to 2 Mbps.

         H.323 - standard for multimedia (audio, video, data) conferencing over traditional packet-switched networks. It can be used for conferencing over LANs and the Internet.

         H.324 - standard for multimedia conferencing over unmodified analog phone lines (POTS).

         HALF-DUPLEX - characteristic of a communication system in which signals can be transmitted in both directions, but not simultaneously. For example, in an audio call, it means that only one person can speak at any given time (a typical mode of operation for inexpensive speakerphones).

         INTERNET - the worldwide network that interconnects many local area networks. Initially funded entirely by the U.S. government, there are now many commercial companies investing on expanding the Internet, adding more access points, switching equipment, and communication links.

         INVERSE MULTIPLEXING - the process of splitting a single high-speed channel into multiple signals, transmitting the multiple signals over multiple facilities operating at a lower rate than the original signal, and then recombining the separately-transmitted portions into the original signal at the original rate.

         IP - internet protocol. The most popular packet data communication protocol, used in many LANs and the Internet.

         ISDN - integrated services digital network, an international switched digital communication network (also leveraging existing telephone wires, similar to ACCUNET) that provides multiples of kbps per channel, up to a maximum of 2 Mbps. ISDN is available in many countries.

         KBPS - kilobits per second, 1 kbps = 1,000 bits per second.

         LAN - local area network, in which computer data communication involving several sources and destinations flow concurrently through the same wires, by means of a packet-based time-division multiplexing.

         MBPS - megabits per second, 1 Mbps = 1,000,000 bits per second.

         MCU - multipoint control unit, also referred to as a bridge. A piece of equipment that is connected to multiple communication channels, making possible multipoint audio or audio/video calls (i.e. calls in which several sites can communicate).

         MOTION COMPENSATION, MC - a component of most video compression algorithms. MC leads to higher compression ratios because it allows a video frame to be partially reconstructed from modifications on the previously received frame using motion estimates.

         OEM - original equipment manufacturer. The maker of equipment marketed by another vendor, usually under the name of the reseller.

         PARALLEL COMPUTER BUS - an electrical connection which allows two or more wires or lines to be connected together. The bits that make up the information are transmitted separately, each assigned to a separate wire in the cable.

         POTS - "plain old telephone system," see PSTN.

         PSTN - public switched telephone network; the traditional twisted-pair network used for analog telephony.

         QUANTIZATION - the process for approximating a continuous variable by its nearest value from a table.

         T-1 OR E-1 NETWORK CONNECTIONS - T-1 is a standard for digital transmission in the United States, Canada, Hong Kong and Japan. E-1 is its European equivalent. T-1 and E-1 network connections are used to connect networks across remote distances using two pairs of normal twisted wires.

         T-1 OR E-1 CHANNELS - provides for the transmission or reception of eight TDM channels.

         T.120 - standard for data conferencing that enables users to share documents.

         TDM - time division multiplex. TDM is a technique for transmitting a number of separate data, voice and/or video signals simultaneously over one communications medium.

         VAR - value-added reseller. VARs are organizations that package standard products with software solutions for a specific industry. These organizations range in size from providers of specialty turn-key solutions to larger systems integrators.

         VECTOR QUANTIZATION, VQ - the process of approximating a collection of continuous values ( a vector), by its nearest vector from a table.

         VIDEOCONFERENCING - an exchange of digitized video images and sounds among meeting participants who are located two or more separate sites, using an intelligent device such as a desktop videoconferencing PC, a room system or a videophone.

--------------------------------------------------------------------------------

                                     SUMMARY

         Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in, attached to or incorporated by reference in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference from the Registration Statement of which this Proxy Statement/Prospectus is a part. MultiLink stockholders are urged to read this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference from the Registration Statement of which this Proxy Statement/Prospectus is a part in their entirety.

THE BUSINESS OF PICTURETEL

         General

         PictureTel develops, manufactures, markets and services visual communications systems and collaboration software utilizing advanced video and audio compression technology which permit users to hold face-to-face meetings at a distance with the cost and convenience similar to the telephone. Videoconferences may be held between two locations, or, using a multipoint bridge, among multiple locations. PictureTel's compression technology permits the transmission of "full-motion" color video with integrated full-duplex audio at data rates as low as 56 kbps. By operating over such low speed switched digital lines, PictureTel's systems have substantially reduced the cost and increased the flexibility of videoconferencing. With high-speed (e.g. at 2 to 5
Mbps) videoconferencing solutions, which operate over dedicated (nondialed) lines, the per-minute usage cost can be from 10 to 100 times higher. Flexibility is achieved because the low speed digital switched lines have become available from the long distance carriers in more and more geographic areas, thus leading to greater potential use of videoconferencing in general and the PictureTel systems in particular. PictureTel offers a range of products for group and personal videoconferencing applications. PictureTel sells its products through a number of telecommunication and personal computer distributors in the United States and internationally as well as through a direct sales force. In 1996, 45% of its revenues were generated from sales to customers outside the United States.

         PictureTel is a Delaware corporation organized in 1984, with executive offices at 100 Minuteman Road, Andover, Massachusetts 01810 (telephone: (508) 292-5000).

         Recent Developments

         PictureTel reported a 13% increase in revenues for the quarter ended March 29, 1997, compared to the corresponding quarter of 1996. Total revenue for the first quarter was $118.2 million, compared to $105.0 million in the first quarter of 1996.

         Net income for the first quarter declined 59% to $3.1 million or $0.09 per share, compared to $7.5 million, or $0.21 per share, for the first quarter of 1996 due to lower than expected revenue resulting from a decline in expected volume in desktop videoconferencing unit sales, and a change in the mix of group systems sales, with the lower margin compact systems selling rather than some of PictureTel's larger group systems which have a higher margin.

         In addition, PictureTel expects the Merger to be dilutive for 1997, as a result of the assumed issuance of approximately 3,750,000 shares of PictureTel Common Stock upon consummation of the Merger as well as merger-related expenses further described in the Notes to Unaudited Pro Forma Combined Financial Statements included elsewhere herein.

THE BUSINESS OF MULTILINK

         General

         MultiLink develops, manufactures and markets multipoint control units ("MCUs"), the software and hardware that enable users at two or more sites to participate in face-to-face meetings. With the introduction of its System 70 audio MCU in early 1993, MultiLink established itself as a leading supplier of audioconferencing MCUs. Leveraging its technological expertise in audioconferencing, MultiLink has also developed the System 80 mixed-media MCU ("System 80"), a software-oriented, fully integrated audio and videoconferencing product for teleconferencing and multimedia call center applications. In late 1996, MultiLink began selling System 80s for video conferencing applications and its Multimedia Automatic Call Distributor, which is based on the System 80 platform and provides call centers with multimedia connectivity capabilities.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

         MultiLink is a Massachusetts corporation organized in 1984 with executive offices at 6 Riverside Drive, Andover, Massachusetts 01810 (telephone:
(508) 691-2100).


         Recent Developments

         MultiLink experienced an 18% decline in revenues for the second quarter ended March 31, 1997, compared to the corresponding quarter of 1996. Total revenue for the second quarter was $5.4 million compared to $6.6 million in the second quarter of 1996. MultiLink had a net loss of approximately $600,000 during the second quarter of 1997 as opposed to net income of $1.09 million for the corresponding quarter in 1996 due to lower than expected purchases by certain large customers.

THE MERGER

         The Merger Agreement provides for the merger of Merger Sub, a wholly-owned subsidiary of PictureTel, with and into MultiLink, with the result that the surviving corporation (the "Surviving Corporation") would become a wholly-owned subsidiary of PictureTel. For the Merger to be consummated it must be approved by the MultiLink stockholders and the other conditions specified in the Merger Agreement must be satisfied or waived. See "The Merger."

Conversion of Shares; Options


         Upon the consummation of the Merger, each then outstanding share of MultiLink Common Stock will automatically be converted into the right to receive the number of shares of PictureTel Common Stock equal to the Exchange Ratio. Based upon the capitalization of MultiLink on June 5, 1997, it is currently anticipated that each share of MultiLink Common Stock will convert into the right to receive approximately .56 shares of PictureTel Common Stock. No fractional shares of PictureTel Common Stock will be issued in the Merger. Instead, each MultiLink stockholder who would otherwise be entitled to receive a fraction of a share of PictureTel Common Stock will receive an amount of cash equal to the average closing price of PictureTel Common Stock on the NASDAQ, as reported by the Eastern Edition of the Wall Street Journal, on the ten trading days ending two days prior to the Effective Date, multiplied by the fraction of a share of PictureTel Common Stock to which the stockholder would otherwise be entitled. In the aggregate, PictureTel will exchange approximately 3,750,000 shares of PictureTel Common Stock for all the shares of MultiLink Common Stock outstanding immediately prior to the Effective Date, including all the shares of MultiLink Common Stock issued upon the exercise prior to the Effective Date of outstanding vested MultiLink Options. Shares of PictureTel Common Stock will only be issued to holders of MultiLink Options who actually exercise such options prior to the Effective Date. Thus the number of shares of PictureTel Common Stock issued in connection with the Merger may be less than 3,750,000 if holders of vested MultiLink Options elect to receive options to purchase PictureTel Common Stock in lieu of exercising their MultiLink Options prior to the Effective Date. Based upon the capitalization of MultiLink and PictureTel as of the date of the Merger Agreement, the stockholders of MultiLink will own PictureTel Common Stock representing approximately 10% of the PictureTel Common Stock outstanding immediately after consummation of the Merger. See "The Merger--Conversion of Shares."


         Upon consummation of the Merger, each then outstanding MultiLink Option will be assumed by PictureTel and will automatically be converted into an option to purchase the number of shares of PictureTel Common Stock as the holder of such MultiLink Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Date (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for MultiLink Common Stock otherwise purchasable pursuant to such MultiLink Option divided by (y) the number of shares of PictureTel Common Stock purchasable pursuant to such MultiLink Option.


         As of June 5, 1997, the record date for the MultiLink Special Meeting (the "MultiLink Record Date"), 859,640 shares of MultiLink Common Stock were subject to outstanding MultiLink Options, of which 459,810 were vested. Upon the assumption of such MultiLink Options by PictureTel upon consummation of the Merger, approximately 481,400 shares of PictureTel Common Stock will be subject to such options, unless any such options are exercised prior to the Merger. See "The Merger--Conversion of MultiLink Options."


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                                       -7-

--------------------------------------------------------------------------------

         Exchange of Certificates; Assumption of Options

         As soon as practicable after the Effective Date, each holder of any outstanding certificate or certificates representing shares of MultiLink Common Stock converted in the Merger must surrender them to PictureTel for cancellation (along with a duly executed letter of transmittal that will be sent to the MultiLink shareholders by PictureTel) and shall be entitled to receive in exchange for the surrendered certificate a certificate representing the number of shares of PictureTel Common Stock to which the holder is entitled pursuant to the Merger and cash in lieu of any fractional shares. See "The Merger--Exchange of Certificates."

         As soon as practicable after the Effective Date, PictureTel shall deliver to each holder of an outstanding MultiLink Option an appropriate notice setting forth such holder's rights pursuant to the MultiLink Option. The assumption of MultiLink Options will be automatic and no action will be required on the part of the option holder to convert such holder's MultiLink Option into an option to purchase shares of PictureTel Common Stock. See "The Merger--Notification Regarding MultiLink Options."

         Listing

         The shares of PictureTel Common Stock to be issued in the Merger will be authorized for listing and trading on the NASDAQ.

         Conditions to the Merger

         The obligations of PictureTel and MultiLink to consummate the Merger are subject to the satisfaction of certain conditions, including, but not limited to, obtaining requisite MultiLink stockholder approval, certain employees of MultiLink having entered into employment and noncompetition agreements with PictureTel, the absence of any injunction prohibiting consummation of the Merger, the continuing accuracy of the other party's representations and warranties made in the Merger Agreement on and as of the Effective Date, the other party's performance of its covenants, the receipt of certain legal opinions to the effect that the Merger qualifies as a tax-free reorganization, the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, and, with respect to the obligations of PictureTel, the receipt of independent accountants' opinions that the transaction qualifies for accounting treatment as a pooling of interests. See "The Merger--Certain Federal Income Tax Consequences" and "The Merger Agreement--Conditions to the Merger."

         Escrow Agreement

         Pursuant to an escrow arrangement (the "Escrow Agreement") among PictureTel, J. Edward McAteer, as a representative of the holders of MultiLink Common Stock (the "Stockholders Representative"), and State Street Bank and Trust Company (the "Escrow Agent"), approximately 280,000 shares of PictureTel Common Stock will be deposited in escrow (the "Escrowed Shares"). The Escrowed Shares will be released from escrow upon the earlier of: (i) the date on which PictureTel's independent accountants report on their audit of PictureTel's financial statements for the fiscal year during which the closing of the Merger occurs; or (ii) the first anniversary of the Closing Date (such earlier date being hereinafter referred to as the "Release Date"). However, if PictureTel does make a claim against the Escrowed Shares prior to the Release Date, the shares will remain in escrow until the resolution of PictureTel's claim pursuant to the procedures specified by the Merger Agreement. Such shares will be available to reimburse PictureTel, subject to certain limitations, in connection with the following: (i) breaches of representations, warranties or covenants made by MultiLink in the Merger Agreement or in any document, instrument or certificate delivered pursuant to it, (ii) any breach or violation of any covenant or agreement made by or on behalf of MultiLink in the Merger Agreement or in any document, instrument or certificate delivered pursuant to it, and
(iii) certain discrimination claims and other employment related claims by a certain former employee of MultiLink (the "Employee Claim").

         As a result of the Escrow Agreement, stockholders of MultiLink will be entitled to receive, depending on the number of dissenting shares and unexercised MultiLink Options at the Effective Date, approximately 92% of the shares of PictureTel Common Stock into which their shares of MultiLink Common Stock are converted pursuant to the Merger and the remaining 8% of the shares of PictureTel Common Stock into which the shares of MultiLink Common Stock are converted will be deposited in escrow until the Release Date or such later date as any claim made prior thereto by PictureTel for a loss for which it is entitled to indemnification under the Merger Agreement is

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

resolved pursuant to the procedures specified by the Merger Agreement. See "The Merger Agreement--Indemnification" and "--Escrow."

         Termination

         The Merger Agreement is subject to termination by the mutual written consent of PictureTel and MultiLink and at the option of either MultiLink or PictureTel if the Merger is not consummated before August 31, 1997 (provided that the right to terminate the Merger Agreement if not consummated before August 31, 1997 shall not be available to any party whose breach of any representation, warranty, or covenant under the Merger Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date, and also such date may be extended to September 30, 1997 with the consent of MultiLink upon the request of PictureTel, which consent will not be unreasonably withheld) in the event that certain closing conditions specified in the Merger Agreement have not been achieved. The Merger Agreement is also subject to termination upon the occurrence of certain other events.
See "The Merger Agreement --Termination."

         Termination Fee


         If MultiLink terminates the Merger Agreement in connection with the exercise of the fiduciary duties of its directors, MultiLink shall be obligated to reimburse PictureTel for PictureTel's actual, documented and reasonable out-of-pocket expenses related to the Merger Agreement not to exceed $500,000 (the "PictureTel Expenses") within five business days of the termination of the Merger Agreement. If MultiLink consummates an Alternative Transaction (as defined in the Merger Agreement) within 90 days of the date of the Merger Agreement, MultiLink shall pay to PictureTel, in addition to the PictureTel Expenses, a fee of $1,000,000 (the "Termination Fee") within five business days after the consummation of the Alternative Transaction.


MULTILINK SPECIAL MEETING

         Time, Place and Date


         The MultiLink Special Meeting will be held on July 22, 1997 at the offices of MultiLink, 6 Riverside Drive, Andover, Massachusetts, commencing at 8:30 a.m., Daylight Savings Time.


         Record Date; Shares Entitled to Vote


         Holders of record of shares of MultiLink Common Stock at the close of business on the MultiLink Record Date are entitled to notice of, and to vote at, the MultiLink Special Meeting. At such MultiLink Record Date, there were outstanding 6,254,911 shares of MultiLink Common Stock. Holders of shares of MultiLink Common Stock are entitled to one vote for each such share held by the holder on the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, and for any other matter to be acted upon or which may properly come before the MultiLink Special Meeting. The presence of holders of a majority of the shares of MultiLink Common Stock issued, outstanding and entitled to vote, in person or by proxy, is required to constitute a quorum at the MultiLink Special Meeting. See "MultiLink Special Meeting--Voting at the MultiLink Special Meeting; Record Date."


         Purposes of the Meeting

         The purposes of the MultiLink Special Meeting are to consider and vote upon (1) a proposal to approve and adopt the Merger Agreement, pursuant to which, among other things, Merger Sub will be merged with and into MultiLink and MultiLink will become a wholly-owned subsidiary of PictureTel, and each outstanding share of MultiLink Common Stock will be converted into the right to receive shares of PictureTel Common Stock at the Exchange Ratio and (2) such other matters as may properly be brought before the MultiLink Special Meeting. See "MultiLink Special Meeting--Matters To Be Considered at the MultiLink Special Meeting."

         Vote Required

         The approval and adoption by the MultiLink stockholders of the Merger Agreement and the transactions contemplated thereby will require the affirmative vote of the holders of a majority of the outstanding shares of

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

MultiLink Common Stock. See "MultiLink Special Meeting--Voting at the MultiLink Special Meeting; Record Date."


         As of the MultiLink Record Date, directors and executive officers of MultiLink and their affiliates had the right to vote approximately 43% of the outstanding shares of MultiLink Common Stock. Three of the directors and executive officers of MultiLink and certain of MultiLink's principal stockholders, together holding approximately 72% of the outstanding shares of MultiLink Common Stock as of the MultiLink Record Date, have executed an irrevocable proxy (subject in the case of the directors of MultiLink to the fulfillment of their fiduciary duties) in favor of PictureTel authorizing PictureTel to vote all the outstanding shares of MultiLink Common Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement. As of the MultiLink Record Date, neither PictureTel nor any of its subsidiaries owned any outstanding shares of MultiLink Common Stock. See "The Merger--Interests of Certain Persons in the Merger" and "Principal Stockholders of MultiLink."


RECOMMENDATION OF MULTILINK'S BOARD OF DIRECTORS

         The Board of Directors of MultiLink has unanimously approved the Merger Agreement and the transactions contemplated thereby and recommends that holders of MultiLink Common Stock approve and adopt the Merger Agreement and the transactions contemplated thereby. See "The Merger--Background of the Merger; Recommendation of MultiLink's Board of Directors."

INTERESTS OF CERTAIN PERSONS IN THE MERGER

         In considering the recommendation of the MultiLink Board of Directors with respect to the Merger Agreement and the transactions contemplated thereby, the MultiLink stockholders should be aware that an officer who is also a director of MultiLink has entered into and certain other officers of MultiLink are expected to enter into employment agreements with PictureTel effective as of the Merger. The employment arrangements present these officers with potential conflicts of interest. See "The Merger--Interests of Certain Persons in the Merger," and "--Employment Agreements."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The Merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), so that, except for cash received in lieu of fractional shares, no gain or loss will be recognized for federal income tax purposes by a holder of MultiLink Common Stock upon receipt of PictureTel Common Stock in exchange for shares of MultiLink Common Stock pursuant to the Merger. It is a condition to the Merger that PictureTel and MultiLink shall have each received an opinion from their respective counsel to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code. Such opinions will be based on various representations, qualifications and assumptions. Holders of MultiLink Common Stock are urged to consult their own tax advisors concerning the specific tax consequences of the Merger to them, including any foreign, state or local tax consequences of the Merger. See "The Merger--Certain Federal Income Tax Consequences and "-- Conditions to the Merger."

ANTICIPATED ACCOUNTING TREATMENT

         The Merger is expected to qualify as a "pooling of interests" for accounting and financial reporting purposes. The receipt of a letter from each of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP, the certified independent public accountants of PictureTel and MultiLink, respectively, confirming that the Merger will qualify for "pooling of interests" accounting treatment is a condition to PictureTel's consummation of the Merger.

COMPARATIVE RIGHTS OF STOCKHOLDERS

         The rights of stockholders of MultiLink are currently governed by Chapter 156B of the Massachusetts Business Corporation Law (the "MBCL"), MultiLink's Articles of Organization as amended and MultiLink's By-laws. Upon consummation of the Merger, stockholders of MultiLink will become stockholders of PictureTel, and their rights as stockholders of PictureTel will be governed by the General Corporation Law of the State of Delaware (the "DGCL"), PictureTel's Restated Certificate of Incorporation and PictureTel's By-laws. For a discussion of various differences between the rights of stockholders of MultiLink and the rights of stockholders of PictureTel, see "Comparison of Stockholder Rights."

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

RISK FACTORS

         IN CONSIDERING WHETHER TO APPROVE THE MERGER AGREEMENT AND THE CONSUMMATION OF THE MERGER, MULTILINK STOCKHOLDERS SHOULD CAREFULLY REVIEW AND CONSIDER THE INFORMATION CONTAINED BELOW UNDER THE CAPTION "RISK FACTORS."

EMPLOYMENT AGREEMENTS

         It is a condition to consummation of the Merger that certain specified employees of MultiLink have entered into employment agreements with PictureTel at or prior to the Effective Date. See "The Merger--Employment Agreements."

DISSENTERS' RIGHTS

         Holders of MultiLink Common Stock who object to the Merger may, under certain circumstances and by following procedures prescribed by the MBCL, exercise appraisal and dissenters' rights and receive cash for their shares of MultiLink Common Stock in an amount equal to the fair value of the MultiLink Common Stock as determined pursuant to such procedures. The failure of a dissenting shareholder of MultiLink to follow the appropriate procedures will result in the termination or waiver of such rights. In the event that a MultiLink shareholder who attempts to exercise dissenters' rights should fail to make a proper demand for payment or otherwise loses his or her status as a dissenting shareholder, such MultiLink shareholder shall be entitled to receive from PictureTel the same number of shares of PictureTel Common Stock and cash payment in lieu of any fractional share that such MultiLink shareholder would have received in the Merger if he or she had not attempted to exercise dissenters' rights. See "The Merger--Dissenters' Rights."

--------------------------------------------------------------------------------

                                  RISK FACTORS

         The following risk factors relating to the business of PictureTel, after combining with the business of MultiLink, should be considered by holders of MultiLink Common Stock in evaluating whether to approve and adopt the Merger Agreement and thereby become holders of PictureTel Common Stock. These factors should be considered in conjunction with the other information contained in this Proxy Statement/Prospectus, the Annexes hereto and the documents incorporated by reference herein.

         NEW PRODUCTS, COST REDUCTIONS AND TECHNOLOGICAL CHANGE. PictureTel is engaged in an industry that, as a result of extensive research and development efforts, has new, more technologically advanced products introduced on a regular basis, and PictureTel continues to seek improvement in operating results through new products and cost reductions. In addition, new technologies and networks for delivering videoconferencing and data collaboration services, such as the Internet and corporate intranets or LANS, have opened new opportunities for videoconferencing. Industry standards for such new technologies are still being developed. PictureTel's lower-end products are expected to be distributed directly through these channels or integrated into other lower-end products. There can be no assurance that PictureTel will be successful in obtaining cost reductions or in developing and marketing suitable new products with attractive margins for these new technologies and networks that are competitive and accepted by the marketplace.

         MultiLink has invested substantial resources in developing a network-based mixed-media platform for videoconferencing and multimedia call center applications (the System 80) to accompany its more established audio platform (the System 70). To date a limited number of System 80 products have been sold and there can be no assurance that the System 80 will be accepted by either MultiLink's customers or the market in general. For more information on the Systems 70 and 80 see "The Business of MultiLink -- Teleconferencing Products."

         COMPETITION. In its established businesses of group systems and desktop systems, PictureTel competes with a number of larger corporations, such as Sony Corporation and Intel Corporation, which have greater financial and marketing resources than PictureTel. In the developing business of videoconferencing over networks such as the Internet and LANs, a number of new companies have begun to enter the market and offer competitive products. In addition, alliances between companies which compete with PictureTel and companies which develop and market network products as well as mergers among competitors are intensifying competition in the marketplace. This increased competition may lead to decreases in average selling prices and margins in both group and desktop videoconferencing systems or a lower segment market share for newer products and services in the emerging areas of network-based videoconferencing products and services. These factors may impact PictureTel's growth and operating results.

         RECENT HISTORY OF LOWER OPERATING RESULTS. Although PictureTel reported a 13% increase in revenues for the quarter ended March 29, 1997 compared to the corresponding first quarter of 1996, net income for the first quarter of 1997 declined to $3.1 million, or $0.09 per share, compared to $7.5 million, or $0.21 per share for the first quarter of 1996. In addition, MultiLink experienced an operating loss for the first six months of fiscal 1997, ending March 31, 1997, as compared with profitable operations for the first six months of fiscal 1996. Past financial performance should not be considered a reliable indicator of future performance and investors should not use historical trends to anticipate results or trends in future periods. There can be no assurance that PictureTel will return to the rate of growth or level of profitability in relation to net sales experienced in recent years. In addition, PictureTel expects the Merger to be dilutive for 1997, as a result of the assumed issuance of approximately 3,750,000 shares of PictureTel Common Stock upon consummation of the Merger as well as merger-related expenses described further in Notes to Unaudited Pro Forma Combined Financial Statements included elsewhere herein. See "Summary
-- Business of PictureTel, Recent Developments" for additional information on PictureTel's results for the first quarter of its fiscal 1997 and "Summary -- Business of MultiLink, Recent Developments" for additional information on MultiLink's results for the second quarter of its fiscal 1997.


         POTENTIAL FLUCTUATIONS OF QUARTERLY OPERATING RESULTS. The majority of PictureTel's revenues in each quarter result from orders booked in that quarter and a substantial portion of PictureTel's orders and shipments typically occur during the last weeks of each quarter so that forecasting of revenue is complex and difficult to predict. Unanticipated variations in the timing of receipt of customer orders in any quarter may produce significant fluctuations in quarterly revenues. As a result (and as was the case with respect to the first quarter of 1997), a shortfall in revenue compared to expectations may not evidence itself until late in the quarter and any resulting impact on earnings may not be determinable until some weeks after the end of the quarter.

         MANUFACTURING. Some key supplies, subassemblies and products are currently available only from one vendor and some vendors are smaller companies with less financial resources than PictureTel. In some cases these are sourced from only one vendor, even where multiple sources are available, in order to maintain quality control and enhance the working relationship with the vendor. PictureTel's business could be adversely affected by delays or interruptions of supplies, subassemblies or products from such key vendors.

         PRODUCT PROTECTION AND INTELLECTUAL PROPERTY. PictureTel's success depends in part on its proprietary technology. PictureTel attempts to protect its proprietary technology through patents, copyrights, trademarks, trade secrets and license agreements. In the absence of broad patent protection (which is not likely), and despite PictureTel's reliance upon its proprietary confidential information, competitors of PictureTel have been able to use algorithms or other features similar to those used by PictureTel to design and manufacture products that are directly competitive with PictureTel's products.

         Although PictureTel does not believe that its products infringe the proprietary rights of any third parties, third parties have asserted infringement and other claims against PictureTel from time to time, and there can be no assurance that third parties will not assert such claims against PictureTel (including the MultiLink business) in the future or that such claims will not be successful. PictureTel could incur substantial costs and diversion of management resources with respect to the defense of any claims relating to proprietary rights which could have a material adverse effect on PictureTel's business, financial condition or results of operations.


         In December 1993, PictureTel was sued by Datapoint Corporation in the United States District Court for the Northern District of Texas. Datapoint alleges that certain of PictureTel's products infringe patent rights allegedly owned by Datapoint. The complaint seeks approximately $51 million in damages for alleged past infringement and an injunction against alleged future infringement. PictureTel believes that it has meritorious defenses to the allegations of the complaint and is vigorously defending against the lawsuit. In the event PictureTel is found to be infringing a valid patent or patents, PictureTel could be required to pay damages for past infringement and cease the sale of products incorporating the infringing feature (or be required to take a license and pay royalties with respect to such patents). While there can be no assurance that PictureTel will prevail, PictureTel believes that it is unlikely that the outcome of the lawsuit would have a material adverse effect on the business or the financial position, results of operations and cash flows of PictureTel. MultiLink received a letter from Datapoint Corporation, dated April 23, 1997, stating that Datapoint Corporation is the owner of several patents in the area of multipoint videoconferencing and audio/video/data networking and that MultiLink's activities in these areas may require a license under certain Datapoint Corporation patents. MultiLink has responded to Datapoint Corporation's letter, stating that it does not believe that a license is required with respect to the specific patents cited in that letter. However, there can be no assurance that Datapoint Corporation will not pursue this matter or claims on other of its Patents or that such claims will not be successful.


         INTEGRATION STRATEGY FOR MULTILINK MERGER. As commonly occurs with mergers of technology companies, during the pre-merger and integration phases, aggressive competitors may undertake formal initiatives to attract customers from the acquired business and, consequently, there may be some erosion of MultiLink's customer base as a result of the Merger. In addition, as a result of the Merger, certain customers of MultiLink may prefer to purchase from a vendor not associated with PictureTel's broader range of products and services. Acquisitions, such as the Merger, involve various other risks including difficulties in the assimilation of the operations, technologies and products of the acquired companies, the diversion of management's attention from other business concerns, risks of entering market segments in which PictureTel has limited direct prior experience and where competitors in such segments have stronger market positions, the potential loss of key employees to competitors and the risk of increased competition from both an important vendor from which PictureTel currently sources MCUs and certain of PictureTel's distribution partners. The successful combination of companies in the high technology industry may be more difficult to accomplish than in other industries. The combination of the two companies requires, among other things, integration of the companies' respective product offerings, coordination of their research and development efforts, and retention of significant customers by MultiLink. There can be no assurance that such combination and integration will be accomplished smoothly or successfully.

         VOLATILITY OF STOCK PRICE. As is frequently the case with the stocks of high technology companies, the market price of PictureTel's stock has been, and may continue to be, volatile. (See "Recent Closing Prices" herein.) Factors such as quarterly fluctuations in results of operations, increased competition, the introduction of new products by PictureTel or its competitors, expenses or other difficulties associated with assimilating MultiLink and other companies that may be acquired in the future by PictureTel, changes in the mix of sales channels, the timing of significant customer orders, and macroeconomic conditions generally, may have a significant impact on the market price of the stock of PictureTel. Any shortfall in revenue or earnings from the levels anticipated by securities analysts could have an immediate and significant adverse effect on the market price of PictureTel's stock in any given period. In addition, the stock market has from time to time experienced extreme price and volume fluctuations, which have particularly affected the market price for many high-technology companies and which, on occasion, have appeared to be unrelated to the operating performance of such companies.

         DEPENDENCE ON KEY PERSONNEL. PictureTel depends on a limited number of key management personnel, including Norman Gaut, its Chief Executive Officer and Domenic J. LaCava, President and Chief Operating Officer. The loss of the services of one or more of PictureTel's key personnel or the inability to attract and retain additional key personnel could have a material adverse effect on the business or operating results of PictureTel.

         FIXED NUMBER OF SHARES DESPITE POTENTIAL CHANGES IN STOCK PRICE. The Exchange Ratio will not be adjusted in the event of any increases or decreases in the price of the PictureTel Common Stock. The price of the PictureTel Common Stock at the Effective Date may vary from its price at the date of this Proxy Statement/Prospectus and at the date of the MultiLink Special Meeting. Such variations may be the result of changes in the business, operations and prospects of PictureTel, market assessments of the likelihood that the Merger will be consummated, the time thereof and the prospects of the Merger and post-Merger operations, regulatory considerations, general market and economic conditions and other factors. Because the Effective Date may occur at a date later than the MultiLink Special Meeting, there can be no assurance that the price of the PictureTel Common Stock on the date of the MultiLink Special Meeting will be indicative of its price at the Effective Date. The Merger Agreement provides that the Effective Date will be on the second business day following the satisfaction or waiver of all conditions to closing set forth in the Merger Agreement. Stockholders of MultiLink are urged to obtain current market quotations for PictureTel Common Stock. See "The Merger Agreement -- Terms of the Merger."

         FACTORS AFFECTING THE PERFORMANCE OF MULTILINK. Historically, MultiLink has experienced significant variations in its results of operations. Fluctuations in quarterly revenue are due to a number of factors, including the concentration of sales to a limited number of customers, the irregular timing of their orders and the lengthy sales cycle as well as other factors. These or other factors can materially adversely affect MultiLink's operating results and net income for one quarter or a series of quarters. In addition, as noted above, MultiLink's income from operations has been declining since 1994 due, in part, to increased expenditures on research and development related to its System 80 for its videoconferencing and multimedia ACD business and international expansion. In addition, MultiLink experienced an operating loss for the first six months of fiscal 1997. For more information see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Factors Affecting Results." See also "Summary--The Business of MultiLink-- Recent Developments."

         FORWARD-LOOKING STATEMENTS. This Proxy Statement/Prospectus and documents incorporated by reference in the Registration Statement of which this Proxy Statement/Prospectus is a part include forward-looking statements about PictureTel's and MultiLink's businesses, new products, sales and expenses, effective tax rate, operating and capital requirements and the expected financial impact and other aspects of the proposed Merger. Forward-looking statements made or incorporated by reference herein are not guarantees of future performance. In addition, forward-looking statements may be included in various other PictureTel documents to be issued in the future and in various oral statements by PictureTel representatives to security analysts and investors from time to time. Any forward-looking statements are subject to risks that could cause the actual results to vary materially. Such risks, including those pertaining to MultiLink's business as such, are discussed above and in related portions of the Proxy Statement/Prospectus, including the documents incorporated by reference.

         NEWLY ISSUED ACCOUNTING STANDARDS. In February 1997, the Financial Accounting Standards Board issued Statement No. 128 ("SFAS 128"), "Earnings per Share," which is effective for fiscal years ending after December 15, 1997, including interim periods. SFAS 128 requires the presentation of basic and diluted earning per share (EPS). Basic EPS, which replaces primary EPS, excludes dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to fully diluted EPS under the existing rules. SFAS 128 requires restatement of all prior-period earnings per share data presented after the Effective Date. PictureTel will adopt SFAS 128 in 1997 and has not yet determined the impact of adoption.

       SELECTED HISTORICAL AND UNAUDITED COMBINED PRO FORMA FINANCIAL
                         AND COMPARATIVE PER SHARE DATA

The following selected historical financial data of PictureTel for each of fiscal years 1996, 1995, and 1994 has been derived from, and is qualified by reference to, PictureTel's historical consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., PictureTel's independent accountants and which are incorporated herein by reference. PictureTel's selected historical financial data presented below for each of fiscal years 1993 and 1992 has been derived from, and is qualified by reference to, PictureTel's historical consolidated financial statements, which have been audited by Coopers & Lybrand L.L.P., PictureTel's independent accountants, and which are not included in this Proxy Statement/Prospectus. The selected historical financial data presented below for PictureTel's three months ending March 29, 1997 and March 30, 1996, has been derived from, and is qualified by reference to, its unaudited consolidated financial statements, incorporated by reference herein, which in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The selected historical financial data for PictureTel presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and PictureTel's Consolidated Financial Statements and Notes thereto, incorporated by reference from PictureTel's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and from PictureTel's Quarterly Report on Form 10-Q for the fiscal quarter ended March 29, 1997.

The following selected historical financial data of MultiLink for each of fiscal years 1996, 1995 and 1994 has been derived from, and is qualified by reference to, MultiLink's historical consolidated financial statements, included elsewhere in this Proxy Statement/Prospectus, which have been audited by KPMG Peat Marwick LLP, MultiLink's independent accountants. MultiLink's selected historical financial data presented below at and for each of fiscal years 1993 and 1992 has been derived from, and is qualified by reference to, MultiLink's historical consolidated financial statements, which have been audited by KPMG Peat Marwick LLP, MultiLink's independent accountants, and which are not included in this Prospectus. The selected historical financial data presented below for MultiLink's six months ended March 31, 1997 and 1996 has been derived from, and is qualified by reference to, MultiLink's unaudited consolidated financial statements included elsewhere in this Proxy Statement/Prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of such periods. The selected historical financial data for MultiLink presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto, included elsewhere in this Proxy Statement/Prospectus.

The following selected unaudited combined pro forma financial data is derived from the unaudited pro forma combined financial statements appearing elsewhere herein, which give effect to the Merger as a pooling of interests, and should be read in conjunction with such pro forma statements and the notes thereto. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated, nor is it necessarily indicative of the future operating results or financial position of PictureTel or MultiLink.


The comparative historical and unaudited pro forma per share data table below sets forth (1) historical net income per share and historical book value per share data of PictureTel; (2) historical net income (loss) per share and historical book value per share data of MultiLink; (3) unaudited pro forma combined net income per share and unaudited pro forma book value per share data of PictureTel after giving effect to the Merger on a pooling of interests basis; and (4) unaudited equivalent pro forma combined net income per share and unaudited equivalent pro forma combined book value per share data of MultiLink based on the Exchange Ratio of approximately .56 shares of PictureTel Common Stock for each share of MultiLink Common Stock. The information in the table should be read in conjunction with the audited and unaudited consolidated financial statements of PictureTel and MultiLink and the unaudited pro forma combined financial statements and the notes thereto incorporated by reference or included elsewhere in this Proxy Statement/Prospectus. The unaudited pro forma and equivalent pro forma per share data are not necessarily indicative of the net income per share or book value per share that would have been achieved had the Merger been consummated as of the beginning of the periods presented and should not be construed as representative of such amounts for any future dates or periods.

          PICTURETEL CORPORATION SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                     THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,               MARCH 29,  MARCH 30,
                                           -------------------------------------------------------  ---------  ---------

                                             1996          1995       1994       1993       1992       1997       1996
                                           --------      --------   --------   --------   --------  ---------  ---------

STATEMENT OF INCOME DATA:
Revenues.............................      $482,532      $346,758   $255,193   $176,252   $141,409   $118,222   $105,001
Income from operations...............        44,151        24,302      5,209      8,675      9,116      3,069      9,230
Net income...........................        34,773        19,626      4,579      8,426     10,659      3,075      7,469
Net income per share.................      $   0.96      $   0.56   $   0.15   $   0.27   $   0.33   $   0.09   $   0.21
Weighted average common and
  equivalent shares
  outstanding (1)(2).................        36,054        35,014     31,354     31,486     31,868     35,562     36,115


BALANCE SHEET DATA:
Working capital......................      $200,946      $139,396   $118,922   $ 48,399   $ 55,334   $208,653   $134,574
Total assets.........................       376,047       288,141    216,699    187,425    165,713    370,081    304,109
Total long-term obligations..........        13,934        12,804      3,015      4,367      4,685      8,577     10,030
Stockholders' equity.................       259,058       200,822    153,236    146,939    132,128    262,639    212,950



(1) Net income per common and common equivalent share is based on the weighted average number of shares of PictureTel Common Stock and dilutive PictureTel Common Stock equivalents outstanding during the period. All common and common equivalent share and per share amounts in 1995 and years prior have been retroactively restated to reflect the two-for-one common stock split effected by a 100% common stock dividend paid during the fourth quarter of 1995.

(2) PictureTel has not paid dividends on its Common Stock since its inception. PictureTel intends to reinvest earnings for use in its business and to finance future growth. Accordingly, the Board of Directors does not anticipate declaring any cash dividends in the foreseeable future.

              MULTILINK, INC. SELECTED HISTORICAL FINANCIAL DATA
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)




                                                                                                      SIX MONTHS ENDED
                                                           YEARS ENDED SEPTEMBER 30,                      MARCH 31,
                                           -----------------------------------------------------    --------------------

                                             1996         1995        1994       1993      1992       1997         1996
                                           -------      -------     -------    -------   -------    -------      -------

STATEMENT OF INCOME DATA:
Revenues.............................      $22,420      $17,041     $17,648    $12,086   $ 9,143    $12,009      $ 9,663
Income (loss) from operations........        2,538        3,652       5,228      2,797     1,404      (251)        1,026
Net income (loss)....................        1,574        2,233       3,090      2,419     1,150      (187)          566
Net income (loss) per share..........      $  0.25      $  0.37     $  0.51    $  0.46   $  0.24    $(0.03)      $  0.09
Weighted average common and
 equivalent shares
 outstanding(1)(2)(3)................        6,379        6,097       6,045      5,305     4,699      6,212        6,402

BALANCE SHEET DATA:
Working capital......................      $ 5,342      $ 3,837     $ 5,040    $ 2,420   $   600    $ 4,628      $ 3,392
Total assets.........................       14,618       12,472      10,539      6,497     3,892     18,830       12,317
Total long-term obligations..........        1,440          822       1,173        898     1,334      1,353          804
Redeemable cumulative convertible
 preferred stock (4).................           --           --       2,610      2,610     2,610         --           --
Total stockholders' equity (deficit).        9,950        7,562       3,606        448    (2,310)     9,792        8,239




(1) Net income per common and common equivalent share is based on the weighted average number of shares of MultiLink Common Stock and dilutive MultiLink Common Stock equivalents outstanding during the period. Common stock equivalents are excluded from the historical per share calculations for the six months ended March 31, 1997 since the effect of their inclusion would be antidilutive.

(2) MultiLink has not paid dividends on its Common Stock since its inception. MultiLink paid dividends to preferred stockholders in 1995. MultiLink intends to reinvest earnings for use in its business and to finance future growth. Accordingly, the Board of Directors of MultiLink does not anticipate declaring any cash dividends in the foreseeable future.

(3) Assumes conversion of all outstanding shares of redeemable cumulative convertible preferred stock into common stock.

(4) On March 1, 1995, MultiLink redeemed 329,830 shares of the outstanding preferred stock for $1,125,743. Also, on March 1, 1995, MultiLink converted the remaining 819,458 preferred shares to 837,953 shares of MultiLink Common Stock.

                           PICTURETEL AND MULTILINK
                           ------------------------


                 UNAUDITED PRO FORMA COMBINED FINANCIAL DATA
                 -------------------------------------------
                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
                    -------------------------------------



                                                                                               Three Months Ended
                                                             Years Ended December 31,         March 29,  March 30,
                                                        ----------------------------------    ---------  ---------
                                                          1996        1995          1994         1997      1996
                                                        --------    --------      --------    ---------  ---------

                                                                        (in thousands, except per share data)
Pro Forma Combined Statement of Income Data:(1)(3)
Revenues..........................................      $504,952    $363,799      $272,841     $123,619  $111,610
Income from operations............................        46,689      27,954        10,437        2,143    11,098
Net income........................................        36,347      21,859         7,669        2,495     8,561
Net income per share..............................      $   0.92    $   0.57      $   0.22     $   0.06  $   0.22
Weighted average common and equivalent
  shares outstanding..............................        39,626      38,428        34,739       39,222    39,686


Pro Forma Combined Balance Sheet Data:(2)
Working capital...................................                                             $213,282
Total assets......................................                                              388,911
Total long-term obligations.......................                                                9,931
Stockholders' equity..............................                                              272,431

  ---------------

See "Unaudited Pro Forma Combined Financial Statements" and the Notes thereto.

(1) The unaudited pro forma combined statements of income data for all periods presented give effect to the proposed Merger on a pooling of interests basis, as if it occurred at the beginning of the earliest period presented.

(2) The unaudited pro forma combined balance sheet data give effect to the proposed Merger on a pooling of interests basis, as if it occurred as of March 29, 1997.

(3) The unaudited pro forma financial data combines PictureTel's financial data for the three months ended March 29, 1997 and March 30, 1996 and the three years ended December 31, 1996, 1995, and 1994 with MultiLink's financial data for the three months ended March 31, 1997 and 1996 and the fiscal years ended September 30, 1996, 1995, and 1994, respectively.


(4) PictureTel and MultiLink anticipate that the combined company will incur Merger-related expenses totaling approximately $2.0 to $3.0 million. Such expenses include investment advisory fees, legal and accounting expenses, other transaction costs and costs to eliminate duplicative facilities and other consolidation costs. These costs are expected to be charged to the operations of PictureTel in the third quarter of 1997, the quarter in which the Merger is expected to be consummated. The effects of these costs have not been reflected in the historical or pro forma net income per share data.

                     PictureTel Corporation and MultiLink, Inc.


        Comparative Historical and Unaudited Pro Forma Per Share Data
        -------------------------------------------------------------


                                           Three Months Ended
                                            March 29 and 30,
                                              respectively                    Years Ended December 31,
                                         ---------------------               ------------------------
                                          1997            1996                1996     1995      1994
                                         -----           -----               -----    -----     -----
PictureTel - Historical
Net income............................   $ .09           $.21                $ .96    $.56      $.15
   Book Value (1).....................   $7.69                               $7.61


                                          Three Months Ended
                                                March 31,                    Years Ended September 30,
                                         ---------------------               ------------------------
                                          1997            1996                1996     1995      1994
                                         -----            ----               -----     ----      ----
MultiLink - Historical
Net income (loss).....................   $(.09)           $.17               $ .25     $.37      $.51
   Book Value (1).....................   $1.57                               $1.61


                                           Three Months Ended
                                            March 29 and 30,
                                              respectively                    Years Ended December 31,
                                         ---------------------               ------------------------
                                          1997            1996                1996     1995      1994
                                         -----            ----               -----     ----      ----
Pro forma combined - per combined
   companies share(4)(5)
Net income (2)........................   $ .06            $.22               $ .92     $.57      $.22
   Book Value (2).....................   $7.24                               $7.17


                                          Three Months Ended
                                           March 29 and 30,
                                             respectively                     Years Ended December 31,
                                         ---------------------               ------------------------
                                          1997            1996                1996     1995      1994
                                         -----            ----               -----     ----      ----
Equivalent pro forma combined - per
   MultiLink share (3)(5)
Net income............................   $ .03            $.12               $ .52     $.32      $.12
   Book Value ........................   $4.05                               $4.02

---------------

(1) Historical book value per share is computed by dividing total stockholders' equity by the actual number of shares of common stock outstanding at the end of each period.

(2) The pro forma net income per share amounts are based upon the historical weighted average number of shares of common stock and dilutive common stock equivalents of PictureTel outstanding during each period presented. In addition, the shares of PictureTel Common Stock to be issued in connection with the Merger, based on the equivalent weighted average shares and the dilutive common share equivalents of MultiLink outstanding during each period presented, are treated as outstanding during each such period. The pro forma book value per share amounts are based upon the sum of the historical shares of common stock of PictureTel outstanding at the end of each period presented and the shares of PictureTel Common Stock assumed to be issued in connection with the Merger, based upon the equivalent shares of MultiLink Common Stock outstanding at the end of each period presented.

(3) Equivalent pro forma per share amounts are calculated by multiplying the pro forma per share amounts by the Exchange Ratio.

(4) PictureTel and MultiLink anticipate that the combined company will incur Merger-related expenses totaling approximately $2.0 to $3.0 million. Such expenses include investment advisory fees, legal and accounting expenses, other transaction costs and costs to eliminate duplicative facilities and other consolidation costs. These costs are expected to be charged to the operations of PictureTel in the third quarter of 1997, the quarter in which the Merger is expected to be consummated. The effects of these costs have not been reflected in the historical or pro forma net income or book value per share data.


(5) The unaudited pro forma and equivalent pro forma per share data combine PictureTel's per share data for the three months ended March 29, 1997 and March 30, 1996 and the three years ended December 31, 1996, 1995, and 1994 with MultiLink's per share data for the three months ended March 31, 1997 and 1996 and the fiscal years ended September 30, 1996, 1995, and 1994, respectively.

                              RECENT CLOSING PRICES


     The last reported sale price per share of the PictureTel Common Stock as reported on the NASDAQ on April 15, 1997, the last trading day before the announcement of the proposed Merger, was $10.625. The last reported sale price per share of the PictureTel Common Stock on June 9, 1997, the latest practicable trading day before the printing of this Proxy Statement/Prospectus was $11.9375. Based upon the last reported sale price of PictureTel Stock on June 9, 1997, and an Exchange Ratio equal to approximately .56, each share of MultiLink Common Stock would be converted in the Merger into the right to receive approximately .56 shares of PictureTel Common Stock having a market value of approximately $6.67.


     Because the market price of PictureTel Common Stock is subject to fluctuation, the market value of the shares of PictureTel Common Stock that holders of MultiLink Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR PICTURETEL COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR PICTURETEL COMMON STOCK. See "Risk Factors--Volatility of Stock Price."

  MARKET PRICE PER SHARE DATA
  ---------------------------

     PictureTel Common Stock is listed and traded on the NASDAQ under the symbol "PCTL". The following table sets forth the high and low sales prices per share of PictureTel Common Stock as reported on the NASDAQ for the quarterly periods presented below, which periods correspond to PictureTel's quarterly fiscal periods for financial reporting purposes. Share prices for 1995 were adjusted to reflect the two-for-one common stock split effected by a 100% common stock dividend paid during the fourth quarter of 1995.


---------------------------------------------------------------------
      FISCAL YEAR ENDED              HIGH                       LOW
      DECEMBER 31, 1995
---------------------------------------------------------------------
First Quarter                      $ 19.125                  $ 11.125
---------------------------------------------------------------------
Second Quarter                     $ 25.063                  $ 17.000
---------------------------------------------------------------------
Third Quarter                      $ 31.000                  $ 21.188
---------------------------------------------------------------------
Fourth Quarter                     $ 43.875                  $ 20.750
---------------------------------------------------------------------
      FISCAL YEAR ENDED
      DECEMBER 31, 1996
---------------------------------------------------------------------
First Quarter                      $ 44.734                  $ 30.250
---------------------------------------------------------------------
Second Quarter                     $ 40.063                  $ 26.750
---------------------------------------------------------------------
Third Quarter                      $ 41.250                  $ 31.250
---------------------------------------------------------------------
Fourth Quarter                     $ 37.875                  $ 23.375
---------------------------------------------------------------------
      FISCAL YEAR ENDING
      DECEMBER 31, 1997
---------------------------------------------------------------------
First Quarter                      $ 26.875                  $ 13.625
---------------------------------------------------------------------
Second Quarter                     $ 13.750                  $  8.625
(through June 9, 1997)
---------------------------------------------------------------------

  MULTILINK SPECIAL MEETING

  TIME, PLACE AND DATE


         The MultiLink Special Meeting will be held on July 22, 1997 at the offices of MultiLink, 6 Riverside Drive, Andover, Massachusetts, commencing at 8:30 a.m., Daylight Savings Time.


  MATTERS TO BE CONSIDERED AT THE MULTILINK SPECIAL MEETING

         At the MultiLink Special Meeting, holders of shares of MultiLink Common Stock will consider and vote upon (1) a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, by which MultiLink would become a wholly-owned subsidiary of PictureTel and (2) such other matters as may properly be brought before the MultiLink Special Meeting. THE DIRECTORS OF MULTILINK HAVE UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND RECOMMEND A VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY BY THE STOCKHOLDERS OF MULTILINK.

  VOTING AT THE MULTILINK SPECIAL MEETING; RECORD DATE


         The MultiLink Board of Directors has fixed June 5, 1997 as the MultiLink Record Date for the determination of the MultiLink stockholders entitled to notice of and to vote at the MultiLink Special Meeting. Accordingly, only holders of record of shares of MultiLink Common Stock on the MultiLink Record Date will be entitled to notice of and to vote at the MultiLink Special Meeting. As of such MultiLink Record Date, there were outstanding 6,254,911 shares of MultiLink Common Stock held by approximately 117 holders of record. Each holder of record of shares of MultiLink Common Stock on the MultiLink Record Date is entitled to cast one vote per share on the proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby, and on any other proposal properly submitted for the vote of the MultiLink stockholders, either in person or by properly executed proxy, at the MultiLink Special Meeting. The presence, in person or by properly executed proxy, of the holders of a majority of the outstanding shares of MultiLink Common Stock entitled to vote is necessary to constitute a quorum at the MultiLink Special Meeting.


         The approval and adoption by MultiLink stockholders of the Merger Agreement and the transactions contemplated thereby will require the affirmative vote of the holders of a majority of the outstanding shares of MultiLink Common Stock.

         Abstentions will be included in determining the number of shares present and voting at the meeting for purposes of determining the presence of a quorum, but will not be counted as a vote cast on the matter. Therefore, abstentions will have the same effect as votes against such proposal.

         Approval of the Merger Agreement and the transactions contemplated thereby, shall constitute approval of the terms of the Escrow Agreement and the appointment of Mr. J. Edward McAteer as representative of the MultiLink stockholders under the Escrow Agreement.


         As of the MultiLink Record Date, directors and executive officers of MultiLink and their affiliates have the right to vote 2,660,691 shares, or approximately 43% of the outstanding shares of MultiLink Common Stock. Three of the directors of MultiLink (Bruce Bower, J. Edward McAteer, and Sigmund Hertzstein) and certain of MultiLink's principal stockholders, together holding approximately 72% of the outstanding shares of MultiLink Common Stock as of the MultiLink Record Date, have executed a Stockholders Agreement dated April 15, 1997 (the "Stockholders Agreement"), which grants an irrevocable proxy to PictureTel and authorizes PictureTel to vote all the outstanding shares of MultiLink Common Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement (subject in the case of the directors of Multilink to the fulfillment of their fiduciary duties). As of the MultiLink Record Date, neither PictureTel nor any of its subsidiaries owned any outstanding shares of MultiLink Common Stock.

  PROXIES

         All shares of MultiLink Stock which are entitled to vote and are represented at the MultiLink Special Meeting by properly executed proxies received prior to or at the MultiLink Special Meeting, and not revoked, will be voted at the MultiLink Special Meeting in accordance with the instructions indicated on such proxies. If no instructions are indicated, such proxies will be voted FOR approval and adoption of the Merger Agreement and the transactions contemplated thereby. The Board of Directors of MultiLink knows of no matters to be presented at the MultiLink Special Meeting other than those described in this Proxy Statement/Prospectus. If any other matters are properly presented at the MultiLink Special Meeting for consideration, including, among other things, consideration of a motion to adjourn the MultiLink Special Meeting to another time and/or place (including, without limitation, for the purpose of soliciting additional proxies), the persons named in the enclosed form of proxy and acting thereunder will have discretion to vote on such matters in accordance with their best judgment.

         Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before it is voted. Proxies may be revoked by (i) filing with the Assistant Clerk of MultiLink, at or before the taking of the vote at the MultiLink Special Meeting, a written notice of revocation bearing a later date than the proxy, (ii) duly executing a later dated proxy relating to the same shares and delivering it to the Assistant Clerk of MultiLink before the taking of the vote at the MultiLink Special Meeting, or (iii) attending the MultiLink Special Meeting and voting in person (although attendance at the MultiLink Special Meeting will not in and of itself constitute a revocation of a proxy). Any written notice of revocation or subsequent proxy should be sent so as to be delivered to MultiLink, Inc., 6 Riverside Drive, Andover, Massachusetts 01810, Attention: Assistant Clerk, or hand delivered to the Assistant Clerk of MultiLink at or before the taking of the vote at the MultiLink Special Meeting.

         All expenses of this solicitation will be borne by MultiLink and each of PictureTel and MultiLink will bear their costs of preparing this Proxy Statement/Prospectus. In addition to solicitation by use of the mails, proxies may be solicited by directors, officers and employees of PictureTel and MultiLink in person or by telephone, facsimile or other means of communication. Such directors, officers and employees will not be additionally compensated, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation materials to beneficial owners of shares held of record by such custodians, nominees and fiduciaries, and MultiLink will reimburse such custodians, nominees and fiduciaries for reasonable expenses incurred in connection therewith.

                                   THE MERGER

  GENERAL

         The Merger Agreement provides for the merger of Merger Sub, a wholly-owned subsidiary of PictureTel, with and into MultiLink, with the result that MultiLink would become a wholly-owned subsidiary of PictureTel. For the Merger to be consummated, the Merger Agreement must be approved by the MultiLink stockholders and the other conditions specified in the Merger Agreement must be satisfied or waived. The discussion in this Proxy Statement/Prospectus of the Merger and the description of the principal terms and conditions of the Merger Agreement are subject to and qualified in their entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and is incorporated herein by reference. MultiLink stockholders are urged to read the Merger Agreement in its entirety.

  CONVERSION OF SHARES


         Upon the consummation of the Merger, each then outstanding share of MultiLink Common Stock will automatically be converted into the right to receive the number of shares of PictureTel Common Stock equal to the Exchange Ratio. Based upon the capitalization of MultiLink as of June 5, 1997 it is currently anticipated that each share of MultiLink Common Stock will convert into the right to receive approximately .56 shares of PictureTel Common Stock. No fractional shares of PictureTel Common Stock will be issued in the Merger. Instead, each MultiLink stockholder who would otherwise be entitled to receive a fraction of a share of PictureTel Common Stock will receive an amount of cash equal to the average closing price of PictureTel Common Stock on the NASDAQ, as reported by the Eastern Edition of the Wall Street Journal, on the ten trading days ending two days prior to the Effective Date, multiplied by the fraction of a share of PictureTel Common Stock to which the stockholder would otherwise be entitled. In the aggregate, PictureTel will exchange up to 3,750,000 shares of PictureTel Common Stock for all the shares of MultiLink Common Stock outstanding immediately prior to the Effective Date, including all the shares of MultiLink Common Stock issued upon the exercise prior to the Effective Date of outstanding and vested MultiLink Options. Shares of PictureTel Common Stock will only be issued to holders of MultiLink Options who actually exercise such options prior to the Effective Date. Thus the number of shares of PictureTel Common Stock issued in connection with the Merger may be less than 3,750,000 if holders of vested MultiLink Options elect to receive options to purchase PictureTel Common Stock in lieu of exercising their MultiLink Options prior to the Effective Date. Based upon the capitalization of MultiLink and PictureTel as of the date of the Merger Agreement, the stockholders of MultiLink will own PictureTel Common Stock representing approximately 10% of the PictureTel Common Stock outstanding immediately after consummation of the Merger.

  CONVERSION OF MULTILINK OPTIONS

         Upon consummation of the Merger, each then outstanding MultiLink Option will be assumed by PictureTel and will automatically be converted into an option to purchase the number of shares of PictureTel Common Stock as the holder of such MultiLink Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Date (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for MultiLink Common Stock otherwise purchasable pursuant to such MultiLink Option divided by (y) the number of shares of PictureTel Common Stock purchasable pursuant to such MultiLink Option.


         As of the MultiLink Record Date, 859,640 shares of MultiLink Common Stock were subject to outstanding MultiLink Options, 459,810 of which were vested. Upon the assumption of such options by PictureTel upon consummation of the Merger, approximately 481,400 shares of PictureTel Common Stock will be subject to such options.


  EXCHANGE OF CERTIFICATES

         As promptly as practicable after the Effective Date, each holder (other than MultiLink, if applicable) of any outstanding certificate or certificates representing shares of MultiLink Common Stock converted in the Merger to shares of PictureTel Common Stock shall surrender them to PictureTel for cancellation (along with a duly executed letter of transmittal in form reasonably acceptable to PictureTel and the Surviving Corporation) and will be entitled upon the surrender to receive in exchange a certificate(s) representing the number of shares of PictureTel Common Stock to which the holder is entitled pursuant to the Merger and cash in lieu of any fractional share of PictureTel Common Stock to otherwise be issued. Until surrendered, each outstanding certificate which, prior to the Effective Date, represented MultiLink Common Stock will be deemed for all corporate purposes to evidence ownership of the cash and number of PictureTel Shares into which it was converted pursuant to the Merger. Pursuant to the terms of the Escrow Agreement, approximately 8% of the shares of PictureTel Common Stock that each MultiLink stockholder is entitled to receive in the Merger will automatically be placed in escrow for approximately one year. See "The Merger--Agreement Indemnification" and "Escrow."

         No dividends or other distributions with respect to PictureTel Common Stock with a record date after the Effective Date will be paid to the holder of any unsurrendered MultiLink Common Stock certificate with respect to the shares of PictureTel Common Stock represented thereby until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there will be paid to the record holder of the certificates representing whole shares of PictureTel Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Date theretofore paid with respect to such shares of PictureTel Common Stock and at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Date and a payment date subsequent to such surrender. PictureTel has not paid dividends on its Common Stock since its inception. PictureTel intends to reinvest earnings for use in its business and to finance future growth. Accordingly, the Board of Directors does not anticipate declaring any cash dividends in the foreseeable future.

         If any certificate for shares of PictureTel Common Stock is to be issued in a name other than that in which the MultiLink Common Stock certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the MultiLink Common Stock certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange have paid to PictureTel or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of PictureTel Common Stock in any name other than that of the registered holder of the MultiLink Common Stock certificate surrendered, or established to the satisfaction of PictureTel or any agent designated by it that such tax has been paid or is not payable.

  NOTIFICATION REGARDING MULTILINK OPTIONS

         As soon as practicable after the Effective Date, PictureTel shall deliver to each holder of an outstanding MultiLink Option an appropriate notice setting forth such holder's rights pursuant thereto. PictureTel's assumption of the MultiLink Options will be automatic and no action will be required on the part of the option holder to convert his MultiLink Option into an option to purchase shares of PictureTel Common Stock.

  EFFECTIVE DATE

         Consummation of the Merger will occur upon the filing of the articles of merger ("Articles of Merger") with the Secretary of State of The Commonwealth of Massachusetts (the "Effective Date"). The filing of the Articles of Merger will occur on the second business day, or such other time as the parties to the Merger may agree upon, following the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement is subject to termination by mutual written consent of PictureTel and MultiLink and at the option of either MultiLink or PictureTel if the Merger is not consummated before August 31, 1997 (provided that the right to terminate the Merger Agreement if not consummated before August 31, 1997 shall not be available to any party whose breach of any representation, warranty, or covenant under the Merger Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date, and also such date may be extended to September 30, 1997 with the consent of MultiLink upon the request of PictureTel, which consent will not be unreasonably withheld) in the event that certain closing conditions specified in the Merger Agreement have not been achieved. The Merger Agreement is also subject to termination upon the occurrence of certain other events. See "The Merger Agreement--Conditions to the Merger" and "--Termination."

  BACKGROUND OF THE MERGER; RECOMMENDATION OF MULTILINK BOARD OF DIRECTORS

         During mid-1996, PictureTel's Network Systems Division began to evaluate the possibility of obtaining externally produced architecture for next generation multipoint control units ("MCUs" or "bridges") which would be compatible with PictureTel's systems and would provide a complete client/server approach, including a standards based LAN audiographics bridge in addition to the H.320 bridge. As part of this strategy, PictureTel identified potential strategic relationships with organizations that had MCU architecture, including MultiLink.

         In October 1996, representatives of PictureTel management had an initial meeting with Bruce Bower, the President of MultiLink, to discuss a potential business relationship between PictureTel and MultiLink. On October 8, 1996, PictureTel and MultiLink entered into confidentiality agreements. In November 1996, PictureTel indicated that it was interested in the possibility of acquiring MultiLink. Mr. Bower indicated that MultiLink would entertain such an offer. During November 1996, Jeff Bernstein of PictureTel's research staff met with MultiLink's engineers to review MultiLink's products and technology and Marty Falaro, Vice President of Business Development for PictureTel, had numerous discussions with Mr. Bower.

         During December 1996, PictureTel engineering and finance personnel met with members of MultiLink's engineering and finance groups to review MultiLink's financial data and engineering and technical details of the

MultiLink products. On December 12, 1996, Mr. Bower made a presentation to the Board of Directors of PictureTel at its regularly scheduled meeting about the potential for an acquisition.

         During January 1997, William Avery, Vice President of Network Systems, reviewed strategies for various potential acquisitions with PictureTel's senior management. On January 28, 1997, PictureTel and MultiLink executed a letter of intent setting forth certain terms for the proposed acquisition of MultiLink, not including any valuation, but including a standard exclusivity clause for a period of 15 days from the date of the letter of intent.

         On January 30, 1997, Mr. Avery made a presentation to PictureTel's Board of Directors in connection with the potential acquisition of MultiLink, including the likely markets and applications and the strategic need for the MultiLink products. PictureTel's Board ratified the actions of PictureTel's officers in entering into a letter of intent with MultiLink, discussed the potential of an acquisition of MultiLink and authorized its executive officers to make an acquisition offer.

         The next substantive contact between the parties was on February 11, 1997. Zenas Hutchenson, a MultiLink Board member, informed PictureTel that MultiLink had received indications from a third party interested in acquiring MultiLink at a significant premium over what PictureTel was prepared to pay. Discussions between representatives of the parties concerning the valuation of MultiLink were held over the next few days. On February 12, 1997, PictureTel's Board of Directors held a special meeting to discuss the valuation of MultiLink. PictureTel determined at that time that it would not pursue further an acquisition at the valuation desired by MultiLink, but the PictureTel Board authorized certain officers of PictureTel to execute a second letter of intent if negotiations respecting the acquisition of MultiLink were to resume.

         During a meeting of the Board of Directors of MultiLink on February 18, 1997, the MultiLink Board discussed the market fit of MultiLink's business with PictureTel's business and issues involving the valuation of MultiLink. The MultiLink Board decided that an investment advisor should be used to assist in negotiating terms of an acquisition and authorized Mr. Bower to negotiate and sign an agreement with an investment adviser. Mr. Bower negotiated such an agreement with Broadview Associates and signed the agreement on behalf of MultiLink on March 10, 1997.

         On or about February 28, 1997, Mr. Bower had a discussion with Dr. Norman Gaut, Chief Executive Officer of PictureTel, to explore whether a deal was still possible. After discussions, Dr. Gaut indicated that talks could resume if a mutually acceptable valuation range could be agreed upon. On March 7, 1997, there was another discussion between Dr. Gaut and Mr. Bower and a potential valuation range was discussed. The parties agreed that the acquisition consideration would consist of registered common stock of PictureTel and that the transaction would be structured to qualify as a tax-free reorganization, which would also permit a pooling-of-interests accounting treatment. A revised letter of intent including the above general terms (but no valuation) and containing an additional 21 day exclusivity period was executed by the parties on or about March 10, 1997.


         On March 21, 1997, at a special meeting of the Board of Directors of PictureTel, the Board of Directors of PictureTel unanimously approved the acquisition of MultiLink for a consideration not to exceed an aggregate of 3,750,000 shares of PictureTel Common Stock plus replacement options for MultiLink options, and authorized each of the Chief Executive Officer and the President of PictureTel to negotiate and execute a definitive merger agreement to carry out the foregoing.


         On April 1, 1997, at a special meeting of the Board of Directors of MultiLink, MultiLink's Board of Directors approved entering into a letter of intent with PictureTel.

         On April 1, 1997, PictureTel and MultiLink entered into a letter of intent incorporating the agreed upon consideration, certain conditions and a 45 day exclusivity period. Thereafter, the parties, together with their respective legal counsel, commenced negotiation of a proposed merger agreement, including without limitation, the exchange ratio, the circumstances under which a termination fee would be paid by MultiLink to PictureTel, the extent and nature of the indemnification to be provided and the size of the escrow.

         On April 13, 1997, at a special meeting of MultiLink's Board of Directors, MultiLink's Board of Directors met to consider the form of Merger Agreement previously distributed to them, and the transactions contemplated thereby, including the proposed consideration. Members of MultiLink's Board and MultiLink's legal advisors discussed their views and analyses of the proposed transaction. The MultiLink Board unanimously approved the Merger Agreement and the transactions contemplated thereby as being in the best interests of MultiLink, subject to certain matters relating to indemnification.

         After the MultiLink Board action described above, the remaining items were negotiated and resolved by the parties and their respective legal advisors during the next two days. On April 15, 1997, at a regularly scheduled meeting of MultiLink's Board of Directors, the definitive Merger Agreement was approved. The Merger Agreement was then executed by PictureTel and MultiLink as of April 15, 1997, and the Stockholders Agreement was executed by PictureTel and certain officers, directors and principal stockholders of MultiLink as of April 15, 1997.

         The terms of the Merger Agreement and the transactions contemplated thereby are the result of arm's-length negotiations between representatives of MultiLink and PictureTel.

  MULTILINK'S REASONS FOR THE MERGER

         The MultiLink Board of Directors arrived at its unanimous decision to approve the Merger Agreement after consideration of a number of significant factors. Among those factors were:

         - The increase of MultiLink's audio market position worldwide by utilizing PictureTel's worldwide distribution channels.

         - The combination of MultiLink and PictureTel engineering resources and technology to develop the next generation of mixed media MCU products for customer premise equipment users, service providers, carriers and national public telephone and telegraphs ("PTTs") worldwide.

         - The joining of PictureTel and MultiLink's technology to provide video call center solutions for OEM and VAR partners worldwide.

         - The increasing level of investment necessary for MultiLink to compete in multiple emerging markets worldwide.

         - The unlikelihood that terms of the Merger Agreement, including the termination fee provisions, would unduly discourage third parties from making a proposal to acquire MultiLink subsequent to signing the Merger Agreement.

         - The competitive nature of the industry in which MultiLink operates, based, in part, upon presentations by management of MultiLink, including management's view of the business.

         - The financial prospects for MultiLink if it were to remain independent, taking into account the competitive position for channels of distribution for video MCU products.

         - Information available to them concerning PictureTel, its business, size, market characteristics of PictureTel Common Stock and other matters based, in part, on information provided by management of MultiLink as a result of meetings with PictureTel's management.

         - The terms of the Merger Agreement, including the proposed structure of the Merger as a tax-free reorganization under
                  Section 368(a) of the Code.

         - The exchange of MultiLink Common Stock for PictureTel Common Stock will give current holders publicly listed shares that trade on the NASDAQ in place of the illiquid MultiLink Common Stock.

         The MultiLink Board of Directors did not assign relative weights to the factors or determine that any single factor was of particular importance. Rather, the MultiLink Board of Directors viewed its position and recommendations as being based upon the totality of the information presented to and considered by them.

  PICTURETEL'S REASONS FOR THE MERGER

         The PictureTel Board of Directors arrived at its unanimous decision to approve the Merger Agreement after consideration of a number of significant factors. Among those factors were:

         - The likelihood that the combination of MultiLink's technology and PictureTel's technology will assist PictureTel in providing the next generation of client/server products and broaden the range of product offerings for all levels in the market place from end users to OEMs (original equipment manufacturers).

         - The ability to leverage the research and development capabilities of MultiLink by combining its research and development efforts and personnel with those of PictureTel to improve and increase product development.

         - MultiLink's focus on large scale multipoint control units is highly complementary to PictureTel's technology for both H.323 multipoint and visual communications technologies.

         - The potential to increase the sales of MultiLink's audio market products by employing PictureTel's global distribution channels.

         In addition, the PictureTel Board of Directors considered, among other matters, (i) information concerning PictureTel's and MultiLink's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position; (ii) the judgment that the terms of the Merger Agreement, including the parties' respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (iii) the acquisition consideration; and
(iv) the ability of PictureTel to devote management time and energy to the integration and assimilation of MultiLink's business and organization should the Merger be consummated.

         The PictureTel Board of Directors also considered negative factors relating to the Merger, including (i) the effect of the public announcement of the Merger on MultiLink's sales, operating results, and business relationships,
(ii) the risks that the benefits sought in the Merger would not be fully achieved, including possible erosion of the MultiLink customer base, and (iii) MultiLink's current trend of declining earnings. The PictureTel Board of Directors believed that these risks were outweighed by the potential benefits to be gained by the Merger.

         In view of the wide variety of factors considered by the PictureTel Board of Directors, the PictureTel Board of Directors did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in approving the Merger Agreement. However, after taking into account all of the factors set forth above, the PictureTel Board of Directors determined that the Merger Agreement was in the best interests of PictureTel and its stockholders and that PictureTel should proceed with the Merger Agreement.

  CERTAIN CONSIDERATIONS

         In considering whether to approve the Merger Agreement and the transactions contemplated thereby, stockholders of MultiLink should be aware that the stock price of PictureTel Common Stock at the Effective Date may vary significantly from the price as of the date of execution of the Merger Agreement, the date hereof or the date on which stockholders of MultiLink vote on the Merger Agreement due to changes in the business, operations and prospects of PictureTel, general market and economic conditions, and other factors. Because the market price of PictureTel Common Stock has been and is subject to fluctuation, the market value of the shares of PictureTel Common Stock that holders of MultiLink Common Stock will receive in the Merger may increase or decrease prior to and following the Merger. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR PICTURETEL

COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE FUTURE PRICES OR MARKETS FOR PICTURETEL COMMON STOCK. See "Recent Closing Prices" and "Risk
Factors--Volatility of Stock Price."

  EMPLOYMENT AGREEMENTS


It is a condition to consummation of the Merger that Bruce Bower, a director and officer of MultiLink, and Rajiv Shanmugaraj and Carl Yasharian, officers of MultiLink, enter into employment and non-competition agreements with PictureTel. Mr. Bower and Mr. Shanmugaraj have entered into employment agreements with PictureTel as of the Effective Date. PictureTel and Mr. Yasharian have not yet agreed upon the terms of Mr. Yasharian's employment with PictureTel. There can be no assurance that any such agreement will be reached. In the event PictureTel does not enter into an employment agreement with Mr. Yasharian, PictureTel has agreed to waive such condition to closing the Merger. PictureTel has agreed to provide severance benefits and interim employment to certain officers of MultiLink. In addition, several other officers of MultiLink may become employees of PictureTel as of the Effective Date.


        Under the terms of his employment agreement, Mr. Bower is to receive his current MultiLink base salary ($194,400 on an annualized basis) through December 31, 1997 as well as all standard fringe benefits generally available to other employees of MultiLink. Mr. Bower will be continued as a participant in the MultiLink 1997 Profit Sharing Plan for the period ending September 30, 1997 in accordance with its terms. Provided he remains a full-time employee of PictureTel through December 31, 1997, Mr. Bower will also receive a bonus, subject to revenue goals, for sales of MultiLink products from October 1, 1997 through December 31, 1997, payable in the first quarter of 1998, ranging from $13,500 to $18,000, and $35,000 as an assignment completion bonus payable during the first quarter of 1998. Over-achievement of the target set in the revenue plan would result in a higher revenue bonus payment. PictureTel has agreed to recommend to the Compensation Committee of its Board of Directors a grant of options to purchase up to 40,000 shares of PictureTel Common Stock to Mr. Bower (the "Option"), subject to Mr. Bower's remaining a full-time employee of PictureTel, with 25% of the aggregate number of shares vesting on December 31, 1997, 6.25% of the aggregate number of shares vesting on the first anniversary of the Effective Date, and 6.25% of the aggregate number of shares vesting each quarter thereafter. The exercise price of the Option will be the closing price quoted on NASDAQ for PictureTel Common Stock on the Effective Date.

         By the terms of Mr. Bower's proprietary information and inventions agreement, he is obligated to assign all intellectual property developed or conceived by him during the employment term to PictureTel and is restricted by confidentiality provisions. Pursuant to Mr. Bower's related non-competition agreement, he has agreed, during the term of employment with PictureTel and for 12 months following the earlier of the effective date of his termination of employment with PictureTel or December 31, 1997, not to engage in any business activity which is competitive with PictureTel or its subsidiaries and not to solicit employees or customers of PictureTel or its subsidiaries.


        If Mr. Bower is terminated by PictureTel without cause prior to December 31, 1997, he will be entitled to the following benefits provided he satisfies the terms of his related non-competition and proprietary information and inventions agreements (the "Severance Benefits"): (i) all salary, bonus, and fringe benefits that he would have received if he had remained employed by PictureTel through December 31, 1997 and all conditions to full payment of his bonuses had been met; (ii) severance payments of one year's salary at an annualized rate of $194,400; (iii) continuation of all fringe benefits, including health, dental, life and disability insurance until the earlier of December 31, 1998 or such time as Mr. Bower obtains other employment; (iv) options to purchase 10,000 shares of PictureTel Common Stock under the Option will vest and remain exercisable until 90 days after December 31, 1997; and (v) voicemail and secretarial support from the date of his termination through December 31, 1998. If Mr. Bower is terminated for "just cause," as defined by his employment agreement, no further compensation shall be due to him, except for compensation due and payable through the date of his termination, excluding bonuses.


        If Mr. Bower remains in the employ of PictureTel through December 31, 1997 and satisfies the terms of his related non-competition and proprietary information and inventions agreements, then he shall be entitled to items (ii),
(iii), (iv) and (v) of the Severance Benefits listed above unless PictureTel and Mr. Bower agree to extend his employment after December 31, 1997, in which case Mr. Bower and PictureTel will, at such time, negotiate the terms of his employment commensurate with similar level positions at PictureTel. Regardless of whether Mr. Bower remains employed by PictureTel or leaves after December 31, 1997, his rights under the Option continue in accordance with its terms.

         Under the terms of his employment agreement, Mr. Shanmugaraj is to receive his current base salary ($120,000 on an annualized basis) as Director of Engineering. He will continue as a participant under the terms of the current MultiLink Profit Sharing Plan through September 30, 1997. PictureTel has agreed to recommend to the Compensation Committee of its Board of Directors a grant of options to purchase 15,000 shares of PictureTel Common Stock. Provided that Mr. Shanmugaraj remains an employee of PictureTel through December 31, 1997, PictureTel will pay him an assignment completion bonus of $25,000 payable in January 1998. In the event of termination without cause of Mr. Shanmugaraj by PictureTel, Mr. Shanmugaraj would be entitled to three months salary and, if he remains unemployed at such time, PictureTel has agreed to extend up to an additional three months salary continuation on a month to month basis.


         In the event that Mr. Shanmugaraj remains unemployed after the end of six months following an involuntary termination from PictureTel, provided that
(i) he is actively seeking new employment and (ii) he continues to comply with the terms of his proprietary information and inventions and non-competition agreements, PictureTel has agreed to extend his base salary month to month for up to an additional maximum of six (6) months. Mr. Shanmugaraj shall also be provided full relocation assistance in accordance with PictureTel's standard policy.

         By the terms of Mr. Shanmugaraj's proprietary information and inventions agreement, he is obligated to assign all intellectual property developed or conceived by him during the employment term to PictureTel and is restricted by confidentiality provisions. Pursuant to Mr. Shanmugaraj's non-competition agreement, he agrees, during the term of employment with PictureTel and for 12 months following the effective date of his termination of employment with PictureTel not to engage in any business activity which is competitive with PictureTel or its subsidiaries and not to solicit employees or customers of PictureTel or its subsidiaries.


  INTERESTS OF CERTAIN PERSONS IN THE MERGER


         In considering the recommendation of the MultiLink Board of Directors with respect to the Merger, stockholders of MultiLink should be aware that one director/officer and one officer of MultiLink have entered into employment agreements with PictureTel with respect to employment following the Merger which present them with potential conflicts of interest. In addition several other employees of MultiLink may become employees of PictureTel on the Effective Date. See "The Merger--Employment Agreements."


         From and after the Effective Date, PictureTel and the Surviving Corporation have agreed to indemnify, defend and hold harmless each person who as of or prior to April 15, 1997 was an officer or director of MultiLink to the same extent that such officer or director was indemnified by MultiLink pursuant to its Charter and By-Laws, as in effect on April 15, 1997, for acts or omissions in such person's capacity as an officer or director of MultiLink occurring on or prior to the Effective Date. MultiLink has represented in the Merger Agreement that there is no action or claim pending or, to the knowledge of MultiLink, threatened against any person who is now or has been at any time prior to April 15, 1997 an officer or director of MultiLink for acts or omissions in such person's capacity as an officer or director of MultiLink.

         As of the MultiLink Record Date, directors and executive officers of MultiLink and their affiliates had the right to vote approximately 43% of the outstanding shares of MultiLink Common Stock. Three of the directors and executive officers of MultiLink (Bruce Bower, J. Edward McAteer, and Sigmund Hertzstein) and certain of their affiliates, holding, as of the MultiLink Record Date, approximately 72% of the outstanding shares of MultiLink Common Stock, have executed an irrevocable proxy (subject in the case of the directors to the fulfillment of their fiduciary duties) in favor of PictureTel, authorizing PictureTel to vote all the outstanding shares of MultiLink Common Stock over which he or she has voting control in favor of approval and adoption of the Merger Agreement.


  THE BROADVIEW FEE

         Pursuant to a letter agreement (the "Letter Agreement") between Broadview Associates LLC ("Broadview") and MultiLink dated as of March 10, 1997, MultiLink is obligated to pay Broadview a "success fee" (discounted by 20%) of 1.5% of the first sixty million dollars of consideration and 2.0% of all consideration beyond the first sixty million dollars received by MultiLink or its stockholders, initially or subsequently, due to Broadview's investment banking services rendered during the negotiation of the sale of MultiLink to PictureTel, with a minimum fee of $600,000. The fee is due when the consideration is received directly by MultiLink or its shareholders and at least the minimum fee is due to Broadview at the closing, which shall take place on the Effective Date. With respect to any consideration placed in escrow, that portion of the fee attributable to the escrowed amount, if any, will be due when the escrowed consideration is received by MultiLink or its stockholders. The Surviving Corporation will pay the fee.

  CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following discussion addresses the material federal income tax consequences of the Merger. This is not a complete description of all the tax consequences of the Merger and does not address the survival or availability of any tax attributes of MultiLink as a result of the Merger or the tax consequences that may be relevant to particular categories of stockholders subject to special treatment under certain federal income tax laws, such as dealers in securities, banks, insurance companies, foreign individuals and entities, tax-exempt organizations and stockholders who acquired MultiLink Common Stock pursuant to an employee stock option or otherwise as compensation. Each MultiLink stockholder's individual circumstances may affect the tax consequences of the Merger to him or her. No information is provided herein with respect to the tax consequences of the Merger under foreign, state or local laws or the tax consequences of transactions effected prior to, concurrently with, or after the Merger (whether or not such transactions are undertaken in connection with the Merger), including, without limitation, the exercise of options or similar rights to purchase stock, or the exchange, assumption or substitution of options or similar rights to purchase MultiLink Common Stock for rights to purchase PictureTel Common Stock. Moreover, the description set forth below is based on existing law and currently applicable United States Treasury regulations promulgated under the Code, judicial authority, and current published administrative positions of the Internal Revenue Service contained in revenue rulings and revenue proceedings, all of which are subject to change either prospectively or retroactively. Any such changes could adversely affect the accuracy of the statements and conclusions set forth herein.

         It is intended that the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. Subject to the limitations and qualifications referred to herein, if the Merger qualifies as a reorganization, the following federal income tax consequences will result:

         (i) No gain or loss will be recognized by holders of MultiLink Common Stock upon their receipt in the Merger of PictureTel Common Stock (except to the extent of cash received by MultiLink stockholders in lieu of fractional share interests in PictureTel Common Stock) exchanged therefor.

         (ii) The aggregate tax basis of the PictureTel Common Stock received by MultiLink stockholders in the Merger (including any fractional share that is treated as issued and sold pursuant to paragraph (iv) below and including any shares of PictureTel Common Stock initially held in escrow) will be the same as the aggregate tax basis of the MultiLink Common Stock surrendered in exchange therefor.

         (iii) The holding period of the shares of PictureTel Common Stock received in the Merger by MultiLink stockholders (including any fractional share that is treated as issued and sold pursuant to paragraph (iv) below and any shares of PictureTel Common Stock initially held in escrow) will include the period during which the shares of

MultiLink Common Stock surrendered in exchange therefor were held, provided that such shares of MultiLink Common Stock were held as capital assets at the Effective Date.

         (iv) Cash received by a holder of MultiLink Common Stock in lieu of a fractional share interest in PictureTel Common Stock will be treated as if it was received upon the sale by such MultiLink stockholder of a fractional share of PictureTel Common Stock issued in the Merger. A MultiLink stockholder receiving such cash will recognize gain or loss for federal income tax purposes upon such payment, equal to the difference (if any) between the amount of cash received and such stockholder's tax basis in the fractional share. Such gain or loss will be capital gain or loss, provided that such share of MultiLink Common Stock was held as a capital asset at the Effective Date and will be long-term capital gain or loss if such share of MultiLink Common Stock has been held for more than one year at the Effective Date.

        (v) No gain or loss will be recognized and no amount will be included in the income of the MultiLink stockholders by reason of any return to PictureTel of the Escrowed Shares pursuant to the terms of the Escrow Agreement or by reason of the release of the Escrowed Shares to the MultiLink stockholders. If a portion of the Escrowed Shares are returned to PictureTel, the adjusted basis of the returned shares will be added to the adjusted basis of the remaining shares of PictureTel stock received by the MultiLink stockholders in the Merger.

         (vi) A stockholder who exercises dissenters' rights with respect to a share of MultiLink Common Stock and receives payment for such share in cash should in general recognize gain or loss for federal income tax purposes, measured by the difference between the holder's tax basis in such share and the amount of cash received, exclusive of interest, if any. Such gain or loss should in general be capital gain or loss, provided that the share of MultiLink Common Stock was held as a capital asset at the Effective Date and be long-term capital gain or loss if such share of MultiLink Common Stock has been held for more than one year at the Effective Date. Special rules may apply to a dissenting stockholder that actually or constructively (pursuant to section 318 of the Code) owns either shares of MultiLink Common Stock as to which dissenters' rights are not being exercised or shares of PictureTel Common Stock. Interest, if any, awarded in an appraisal proceeding by a court will be includible in such stockholder's income as ordinary income for federal income tax purposes.

         No advance ruling will be requested or received from the Internal Revenue Service as to the federal income tax consequences of the Merger. It is a condition to the consummation of the Merger that PictureTel and MultiLink shall each have received an opinion of their respective counsel to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. MultiLink stockholders should be aware that the tax opinions do not bind the Internal Revenue Service and the Internal Revenue Service is therefore not precluded from successfully asserting a contrary opinion. In addition, the tax opinions are subject to certain assumptions and qualifications, including but not limited to an assumption that certain representations made by PictureTel, MultiLink, Merger Sub, and certain MultiLink stockholders, including representations in certain certificates to be delivered to counsel by the respective management of PictureTel, MultiLink, Merger Sub and certain MultiLink stockholders, are true and accurate. Of particular importance are certain assumptions and representations relating to the "continuity of interest" requirement for reorganization treatment.

         To satisfy the "continuity of interest" requirement, MultiLink stockholders must not, pursuant to a plan or intent existing at or prior to the Merger, sell, exchange, pledge or otherwise dispose of, or engage in a short sale (or any other transaction which results in a reduction in the risk of ownership) with respect to, so much of either (i) their MultiLink Common Stock in anticipation of the Merger or (ii) the PictureTel Common Stock to be received in the Merger, such that MultiLink stockholders, as a group, would no longer have a significant equity interest in the MultiLink business being conducted by PictureTel after the Merger. Certain stockholders of MultiLink will be making representations at the Effective Date regarding the absence of any plan or intent to engage in such transactions. If such representations prove to be inaccurate, the Merger may fail to meet the "continuity of interest" requirement. Although it is uncertain as to what constitutes sufficient continuity of interest, the published advance ruling guidelines of the Internal Revenue Service provide that the requirement will be satisfied if the MultiLink stockholders do not dispose of a number of shares of PictureTel Common Stock having a value, as of the date of the Merger, of 50 percent or more of the value of all of the formerly outstanding MultiLink Common Stock as of the same date. On December 23, 1996, the Internal Revenue

Service published proposed regulations in the Federal Register that would generally eliminate any requirement under the continuity of interest test that target company stockholders retain any stock issued in a reorganization transaction. However, this proposed regulation would, in its present form, not apply to the Merger, since it is proposed to apply only to transactions occurring after final regulations are published in the Federal Register and would not apply to any transaction occurring after such publication pursuant to a written agreement which is (subject to customary conditions) binding on or before final regulations are so published.

         A successful Internal Revenue Service challenge to the status of the Merger as a reorganization under Section 368(a) of the Code (as a result of a lack of continuity of interest or otherwise) would result in MultiLink stockholders recognizing taxable gain or loss with respect to each share of MultiLink Common Stock surrendered equal to the difference between the stockholder's tax basis in such share and the fair market value, as of the Effective Date, of the PictureTel Common Stock received in exchange therefor. In such event, a stockholder's aggregate tax basis in the PictureTel Common Stock so received would equal its fair market value and the holding period for such stock would begin the day after the Merger.

         Certain noncorporate MultiLink stockholders may be subject to backup withholding at a rate of 31% on cash payments received in lieu of a fractional share interest in PictureTel Common Stock or after exercise of dissenters' rights. Backup withholding will not apply, however, to a stockholder who (i) furnishes a correct taxpayer identification number ("TIN") and certifies that he or she is not subject to backup withholding on the substitute Form W-9 included in the Transmittal Letter, (ii) provides a certificate of foreign status on Form W-8, or (iii) is otherwise exempt from backup withholding. A stockholder who fails to provide the correct TIN on Form W-9 may be subject to a $50 penalty imposed by the Internal Revenue Service.

         Holders of MultiLink Common Stock will be required to attach a statement to their tax returns for the year of the Merger that contains the information set forth in Treasury Regulation Section 1.368-3(b). The statement must include the holder's tax basis in the MultiLink Common Stock exchanged and a description of the PictureTel Common Stock received in the Merger.

  EACH HOLDER OF SHARES OF MULTILINK COMMON STOCK IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HIM OR HER, AND ALSO AS TO ANY STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES.

  ANTICIPATED ACCOUNTING TREATMENT

         The Merger is intended to qualify as a pooling of interests for accounting purposes. Under this method of accounting, the assets and liabilities of PictureTel and MultiLink will be combined based on the respective carrying values of the accounts in the historical financial statements of each entity. Results of operations of the combined company will include income of PictureTel and MultiLink for the entire fiscal period in which the combination occurs and the historical results of operation of the separate companies for fiscal years prior to the Merger will be combined and reported as the results of operations of the combined company.

         It is a condition of the obligation of PictureTel to consummate the Merger that it receive opinions from KPMG Peat Marwick LLP, MultiLink's independent accountants, and from Coopers & Lybrand L.L.P., PictureTel's independent accountants, that, based on material representations from PictureTel and MultiLink, they are not aware of any fact that would preclude PictureTel from accounting for the Merger as a pooling-of-interests. Certain events, including transactions with respect to PictureTel Common Stock or MultiLink Common Stock by affiliates of PictureTel or MultiLink, respectively, may prevent the Merger from qualifying as a pooling of interests for accounting and financial reporting purposes. To support the treatment of the Merger as a pooling of interests, affiliates of MultiLink and PictureTel have entered into agreements imposing certain resale limitations on their stock. See "--Certain Federal Securities Law Consequences; Affiliates Agreements".

  GOVERNMENTAL FILINGS

         The Merger is subject to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act, as amended, and the regulations thereunder, which provide that certain acquisition transactions (including the Merger) may not be consummated until certain information has been furnished to the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC"), and certain waiting period requirements have been satisfied. PictureTel and MultiLink have filed the required information and material with the Antitrust Division and the FTC and they have received notice from the FTC that early termination of the applicable waiting period has been granted effective as of May 9, 1997. Termination of the waiting period does not preclude the Antitrust Division, the FTC, or any other party from challenging or seeking to delay or enjoin the Merger on antitrust or other grounds. There can be no assurance that any such challenge, if made, would not be successful; however, neither MultiLink nor PictureTel believes that the Merger will violate the antitrust laws. Any such action taken or threatened prior to the consummation of the Merger could relieve MultiLink and PictureTel of their respective obligations to consummate the Merger.

         The Articles of Merger will be filed with the Secretary of State of The Commonwealth of Massachusetts on the Effective Date.

  CERTAIN FEDERAL SECURITIES LAW CONSEQUENCES; AFFILIATE AGREEMENTS

         The PictureTel Common Stock to be issued in the Merger has been registered under the Securities Act of 1933 (the "Securities Act"), thereby allowing those shares to be traded without restriction, except for those shares held by stockholders of MultiLink or PictureTel who are deemed to control or be under common control with MultiLink or PictureTel, respectively ("Affiliates"). Affiliates of MultiLink may not sell their shares of PictureTel Common Stock acquired in the Merger except pursuant to (i) an effective registration statement under the Securities Act covering such shares, (ii) the resale provisions of Rule 145 promulgated under the Securities Act or (iii) another applicable exemption from the registration requirements of the Securities Act. Affiliates of PictureTel may not sell any shares of PictureTel Common Stock except pursuant to an effective registration statement under the Securities Act covering such shares or an applicable exemption from the registration requirements of the Securities Act.

         All Affiliates of PictureTel and MultiLink must deliver to PictureTel a written agreement (the "Affiliates Agreement") in the form attached as Exhibit A to the Merger Agreement, pursuant to which they have agreed that, until such time as financial results covering at least thirty days of combined operations of MultiLink and PictureTel have been published by PictureTel, they will not sell, transfer or otherwise dispose of, or offer or agree to sell, transfer or otherwise dispose of any shares of PictureTel Common Stock received by them pursuant to the Merger or any securities which may be paid as a dividend or otherwise distributed thereon or with respect thereto or issued or delivered in exchange or substitution therefor. Legends restricting the transfer of such shares of PictureTel Common Stock will be placed on all certificates representing such shares.

  STOCK EXCHANGE LISTING

         The shares of PictureTel Common Stock to be issued in the Merger will be authorized for listing and trading on the NASDAQ.

  DIVIDENDS AND OTHER DISTRIBUTIONS

         On and prior to the Effective Date, MultiLink and its Subsidiaries are not permitted, without the prior written consent of PictureTel, to take any of the following actions: (i) declare or pay any dividend on or in respect of any of their equity securities; (ii) purchase, redeem or retire any of their equity securities, directly or indirectly through an Affiliate or otherwise; (iii) make any other distribution in respect of any shares of any class of capital stock or other equity security; (iv) make any payment or other distribution on or in respect of the principal of, interest on, or otherwise relating to, directly or indirectly, any debt of MultiLink or its subsidiaries or any Affiliate thereof; or (v) grant any options, warrants or other convertible securities.

  APPRAISAL AND DISSENTERS' RIGHTS

         Massachusetts Law

         If the Plan of Reorganization is approved by the required vote of MultiLink shareholders and is not abandoned or terminated, holders of MultiLink Common Stock who did not vote for the Merger may, by complying with Sections 85 through 98 of the MBCL, be entitled to appraisal and dissenters' rights as described therein ("Dissenters' Rights"). The shareholders of record of MultiLink Common Stock who are eligible to, and do, exercise their Dissenters' Rights with respect to the Merger are referred to herein as "MultiLink Dissenting Shareholders", and the shares of stock with respect to which they exercise Dissenters' Rights are referred to herein as "Dissenting Shares." If a MultiLink shareholder has a beneficial interest in shares of MultiLink Common Stock that are held of record in the name of another person, and such shareholder desires to perfect whatever Dissenters' Rights such beneficial shareholder may have, such beneficial shareholder must act promptly to cause the shareholder of record timely and properly to follow the steps summarized below.

         Pursuant to the MBCL, a shareholder of MultiLink may dissent from the proposed corporate action to approve the Merger Agreement and receive the right to an appraisal of such shareholder's shares. Attached hereto as Annex B is a copy of Sections 85 through 98 of the MBCL.

         If the Merger is consummated, the MultiLink Dissenting Shareholders will be entitled, if they strictly comply with the provisions of the MBCL, to have the fair value of their shares judicially determined and paid to them. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE MBCL RELATING TO DISSENTERS' RIGHTS, AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO SECTIONS 85 THROUGH 98 OF THE MBCL ATTACHED TO THIS PROXY STATEMENT/PROSPECTUS AS ANNEX B AND INCORPORATED HEREIN BY REFERENCE. This discussion and Sections 85 through 98 of the MBCL should be reviewed carefully by any shareholder who wishes to exercise statutory Dissenters' Rights or wishes to preserve the right to do so, since failure to comply with the required procedures will result in the loss of such rights. A shareholder of MultiLink who votes for the adoption and approval of the Merger Agreement will be deemed to have waived such shareholder's right to exercise Dissenters' Rights with respect to all shares of MultiLink Common Stock held by such shareholder. Any shareholder who is considering dissenting should consult his or her legal advisor.

         1. To exercise Dissenters' Rights, a shareholder must (1) file with MultiLink, before the MultiLink Special Meeting, a written objection to the Merger stating that the shareholder will exercise the shareholder's right to dissent if the Merger is effective and giving the address of the shareholder to which the Surviving Corporation shall mail notice in the event that the Merger is effective, and (2) the shareholder must not vote in favor of the Merger Agreement. A vote in favor of the Merger Agreement will waive such shareholder's Dissenters' Rights. However, a shareholder's failure to vote on the Merger Agreement will not in itself be a waiver of such shareholder's Dissenters' Rights. A shareholder who dissents and demands Dissenters' Rights must do so as to all shares of MultiLink Common Stock held by such shareholder. A shareholder may not assert Dissenters' Rights with respect to less than all of such shareholder's shares.

         2. If the Merger Agreement is approved and adopted by the MultiLink shareholders, within 10 days after the Effective Date of the Merger, the Surviving Corporation must give written notice that the Merger has become effective to each shareholder who gave notice before the MultiLink Special Meeting of such shareholder's objection to the Merger and who did not vote in favor of the Merger Agreement.

         3. If the shareholder did not vote in favor of the Merger Agreement, such MultiLink Dissenting Shareholder may, within 20 days after the mailing of the notice that the Merger is effective, make written demand (the "Demand Notice") on the Surviving Corporation for the payment of the fair value of such shareholder's Dissenting Shares. Any shareholder failing to make demand for payment within the 20-day period shall be bound by the Merger.

         4. Pursuant to the MBCL, the fair value of the Dissenting Shares is the value thereof as of the day immediately preceding the MultiLink Special Meeting, excluding any appreciation or depreciation in anticipation of the Merger.


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



         5. Within 30 days after the expiration of the dissenting shareholders' 20 day notice period, the Surviving Corporation receiving demand for payment by the MultiLink Dissenting Shareholder must deliver to the MultiLink Dissenting Shareholder payment of the fair value of the shares.

         6. If, within 60 days of the Effective Date, the MultiLink Dissenting Shareholder and the Surviving Corporation do not agree as to the fair value of the Dissenting Shares, then within 120 days after the Effective Date the MultiLink Dissenting Shareholder may file a petition with any court of competent jurisdiction in Essex County, Massachusetts (the "Court") requesting a determination of the value of such shareholder's Dissenting Shares. The surviving corporation must, within 10 days after the service of the filing of a petition described above, file with the office of the clerk of the Court in which the petition was filed a verified list of the names and addresses of all MultiLink Dissenting Shareholders. A notice of the time and place of the hearing on the petition will then be sent to all of the individuals on that list.

         At the hearing on the petition, the Court will determine the shareholders who have complied with the MBCL and have become entitled to Dissenters' Rights and will appoint one or more qualified appraisers to determine the value of the Dissenting Shares, who shall file a report with the Court. After a hearing on the appraisal(s), the Court shall determine the fair value of the Dissenting Shares and shall direct payment of that value by the Surviving Corporation, together with interest thereon, beginning 91 days after the Effective Date, subject to receipt of duly endorsed certificates for the Dissenting Shares. All court costs, including appraisers' fees, shall be allocated by the Court in a manner it determines to be fair and equitable.

         7. Upon consummation of the Merger, each MultiLink Dissenting Shareholder will cease to have any rights of a shareholder except the right to be paid the fair value of the Dissenting Shares and the right to receive other distributions, if any, payable to shareholders of record prior to the Effective Date and any other rights under applicable Massachusetts law.

                              THE MERGER AGREEMENT

         The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and incorporated herein by reference. Statements in this Proxy Statement/Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the Merger Agreement. MultiLink shareholders are urged to read the full text of the Merger Agreement.

  REPRESENTATIONS AND WARRANTIES

         The Merger Agreement contains various representations and warranties of the parties, including representations (subject to disclosed exceptions) by MultiLink relating to (i) its organization and qualification to do business,
(ii) its articles of organization and by-laws, (iii) its authority relative to the Merger Agreement, (iv) its capitalization, (v) its subsidiaries, (vi) its financial statements, (vii) the absence of undisclosed liabilities, (viii) the absence of certain changes or events, (ix) its title to property, (x) the payment of its taxes, (xi) its contracts and commitments, (xii) the absence of defaults (xiii) its intellectual property, (xiv) any interested party transactions, (xv) the conflicts, required filings and consents arising from or necessitated by the Merger, (xvi) the compliance and permits necessitated by the Merger, (xvii) the absence of litigation, (xviii) the absence of restrictions on its business activities, (xix) brokerage, finder's or other fees or commissions,
(xx) its environmental matters, (xxi) full disclosure by MultiLink, (xxii) its insurance, (xxiii) its labor matters, (xxiv) its employee benefit plans and employment agreements, (xxv) its accounts receivable and inventories, (xxvi) the accuracy of information supplied by MultiLink for this Proxy Statement/Prospectus and the registration statement on Form S-4 (the "Registration Statement"), of which it is a part, relating to MultiLink, (xxvii) the absence of change in control payments and (xxviii) the absence of claims against officers and directors. The Merger Agreement also contains representations and warranties of PictureTel and Merger Sub as to (i) their organization and qualification to do business, (ii) the full force and effect of their respective certificate of incorporation, articles of organization and by-laws, (iii) their capitalization, (iv) their authority relative to the Merger Agreement, (v) the conflicts, required filings and consents arising from or necessitated by the Merger, (vi) the absence of litigation, (vii)


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



SEC filings and financial statements, (viii) brokerage, finders or other fees or commissions, (ix) the accuracy of information supplied by PictureTel in this Proxy Statement/Prospectus and the Registration Statement of which it is a part relating to PictureTel or Merger Sub, and (x) PictureTel's ownership of Merger Sub and the prior activities of Merger Sub. The representations and warranties made by the parties will survive until the Release Date; provided however, that if PictureTel or MultiLink gives written notice of a claim, for which it is entitled to indemnification under the Merger Agreement, prior to the Release Date, then the relevant representations, warranties, covenants or agreements shall survive as to such claim until such claims have been finally resolved.

  CONDUCT OF PICTURETEL'S AND MULTILINK'S BUSINESS PRIOR TO THE MERGER

         Under the terms of the Merger Agreement, MultiLink has agreed that, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Date, unless PictureTel otherwise agrees in writing, MultiLink will conduct its business and will cause the business of its subsidiaries to be conducted only in, and MultiLink and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice other than actions taken by MultiLink or its subsidiaries in contemplation of the Merger; and MultiLink shall use its best efforts to preserve the value of MultiLink and its subsidiaries as a going concern and to preserve the present relationships of MultiLink and its subsidiaries with customers, suppliers, employees and other persons with which MultiLink or any of its subsidiaries has significant business relations.

         MultiLink has further agreed that neither it nor any of its subsidiaries will, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement or the Effective Date, directly or indirectly do, or propose to do, any of the following without the prior written consent of PictureTel: (a) amend or otherwise change the Charter or Bylaws of MultiLink or any of its subsidiaries;
(b) sell, pledge, dispose of or encumber any assets of MultiLink or any of its subsidiaries (except for sales of inventory in the ordinary course of business and in a manner consistent with past practice); (c) increase the compensation payable or to become payable to its officers or employees, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of MultiLink or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law; (d) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in MultiLink, any of its subsidiaries or affiliates (except for the issuance of shares of MultiLink Common Stock issuable pursuant to MultiLink Options which were granted under MultiLink's Stock Option Plans (the "MultiLink Stock Option Plans") and were outstanding on the date of the execution of the Merger Agreement); (e) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of MultiLink Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of MultiLink Common Stock, or propose to do any of the foregoing; (f) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof, (ii) incur any indebtedness for borrowed money other than under the terms of MultiLink's existing credit facility or issue any debt securities or assume, guarantee or endorse or otherwise as an accommodation become responsible for, the obligations of any person or make any loans or advances to any of MultiLink's officers or employees or shareholders (other than normal travel advances) in excess of $10,000, or (iii) enter into or amend any material contract or agreement for a value exceeding $500,000 for a term exceeding one year (other than in the ordinary course of business consistent with past practice or to extend the maturity date of MultiLink's existing credit facility); (g) enter into any transaction with any MultiLink affiliates other than on an arms' length basis; (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable); (h) allow any permit or license to lapse or terminate or fail to renew any such permit;

(i) cancel claims or waive or release any valuable right of substantial value or settle any mutual action; or (j) take, or agree in writing or otherwise to take, any of the actions described in (a) through (i) above, or any action which would make any of the representations or warranties of MultiLink contained in the Merger Agreement untrue or incorrect or prevent MultiLink from performing or cause MultiLink not to perform its covenants thereunder.

  NO SOLICITATION

         The Merger Agreement provides, subject to certain exceptions, that: (a) MultiLink cannot, directly or indirectly, through any officer, director, employee, representative or agent of MultiLink or any of its subsidiaries, solicit, initiate or encourage the initiation of any inquiries or proposals or provide any information to any person relating to any merger, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving MultiLink or any subsidiaries of MultiLink other than the Merger (each of the foregoing inquiries or proposals referred to herein as an "Alternative Transaction"), except (x) to the extent that it is required to do so pursuant to MultiLink's applicable fiduciary obligations confirmed by written opinion of MultiLink's counsel or (y) in connection with certain discussions with existing stockholders or advisors with respect to alternative financing arrangements if the Merger Agreement is terminated; and (b) MultiLink shall immediately notify PictureTel after becoming aware of any Alternative Transaction. Such notice to PictureTel shall include the identity of the relevant parties and the content of any such communication.

  CONDITIONS TO THE MERGER

         Each party's respective obligation to effect the Merger is subject to, among other things, the satisfaction prior to the Effective Date of the following conditions: (a) immediately prior to the Effective Date, the Commission having declared the Registration Statement of which this Proxy Statement/Prospectus is a part, effective, with no stop order suspending the effectiveness of the Registration Statement having been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus having been initiated or threatened by the Commission; (b) the Merger Agreement having received the approval of MultiLink's stockholders holding not less than a majority of outstanding MultiLink Common Stock (the "Requisite Approvals"); (c) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act shall have terminated or expired; and (d) the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger, any pending proceeding brought by any administrative agency or commission or other governmental authority or instrumentality, domestic or foreign, seeking any of the foregoing or any action taken, statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal.

         The obligations of PictureTel and Merger Sub to effect the Merger are also subject to the following conditions: (a) the accuracy, in all respects, of the representations and warranties of MultiLink as of the Effective Date with the same force and effect as if made at and as of such time (except as otherwise expressly provided in the Merger Agreement) and the receipt of a certificate to such effect signed by the President or any Vice President of MultiLink; (b) the performance and compliance by MultiLink with all agreements and covenants required by the Merger Agreement to be performed or complied with by MultiLink at or prior to the Effective Date and the receipt of a certificate to such effect signed on behalf of MultiLink by the President or any Vice President of MultiLink; (c) there shall not have occurred any change, effect or circumstance that is materially adverse to the assets, condition (financial or otherwise) of MultiLink and its subsidiaries, provided, however, that in making such determination, any material adverse change with respect to the business or operations of MultiLink shall not be considered; (d) there shall be no outstanding options to purchase MultiLink Common Stock immediately prior to the Effective Date (other than options being converted into options to purchase PictureTel Common Stock pursuant to the Merger); (e) the Articles of Merger shall be executed and delivered to PictureTel and Merger Sub; (f) the receipt by PictureTel of an opinion (the "Pooling Opinions") of each of Coopers & Lybrand L.L.P. and KPMG Peat Marwick LLP to the effect that the Merger qualifies for pooling of interests accounting treatment (unless PictureTel waives the requirement that the Merger so qualify); (g) the shares of PictureTel Common Stock shall have been approved for listing on NASDAQ; (h) the Stockholders Agreement shall be in full force and effect; (i) MultiLink having obtained all necessary consents, waivers, approvals, authorizations or orders, and having made all required filing, for the due authorization, execution and delivery of the Merger Agreement and the consummation by MultiLink of the transactions contemplated by the Merger Agreement; (j) the receipt by PictureTel of an opinion from Testa, Hurwitz & Thibeault, LLP, counsel to MultiLink, regarding the validity of certain actions taken by MultiLink with respect to the Merger; (k) the receipt by PictureTel of an opinion from Ropes & Gray, counsel to PictureTel, in form and substance reasonably satisfactory to PictureTel, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; (l) the receipt by PictureTel and the continuing full force and effect of an "Affiliate Agreement" by each person who is identified as an "affiliate" of MultiLink; (m) the termination of all existing registration rights with respect to the purchase of the capital stock of MultiLink of holders of MultiLink securities; (n) certain specified persons shall have entered into employment and non-competition agreements (the "Employment Agreements") with PictureTel; and
(o) in addition to obtaining the Requisite Approvals, MultiLink shall not have received from any stockholders of MultiLink holding more than 5% of the MultiLink Common Stock that will be outstanding in the aggregate immediately prior the Effective Date notices of an intent to pursue appraisal rights pursuant to Sections 85 through 98 of the MBCL in respect of the Merger.

         The obligation of MultiLink to effect the Merger is also subject to the following conditions: (a) the accuracy, in all respects, of the representations and warranties of PictureTel and Merger Sub as of the Effective Date with the same force and effect as if made at and as of such time and the receipt of a certificate to such effect signed by the President or any Vice President of PictureTel; (b) the performance and compliance by PictureTel and Merger Sub in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them on or prior to the Effective Date, and MultiLink shall have received a certificate to such effect signed by the President or any Vice President of PictureTel; (c) the Articles of Merger, the Affiliate Agreements and the Employment Agreements shall have been entered into by PictureTel; (d) MultiLink shall have received copies of the Pooling Opinions, unless PictureTel has waived the condition that the Merger qualify for pooling of interests accounting treatment; (e) PictureTel and Merger Sub shall have obtained all necessary consents, waivers, approvals, authorizations or orders, and have made all required filings, for the authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated by the Merger Agreement; (f) the receipt by MultiLink of the written opinion from Testa, Hurwitz & Thibeault, LLP in form and substance reasonably satisfactory to MultiLink, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; and (g) the receipt by MultiLink of the written opinion of Ropes & Gray, counsel to PictureTel, regarding the validity of certain actions taken by PictureTel with respect to the Merger.

         By the terms of the Merger Agreement, each of PictureTel and MultiLink have the right to waive any condition to their respective obligations to consummate the Merger.

  TERMINATION

         The Merger Agreement may be terminated at any time prior to the Effective Date, (a) by mutual written consent of PictureTel, Merger Sub and MultiLink; (b) by either PictureTel or MultiLink if the Merger shall not have been consummated by August 31, 1997 (provided that the right to terminate the Merger Agreement under this clause (b) shall not be available to any party whose breach of any representation, warranty, covenant or agreement under the Merger Agreement has been the primary cause of or resulted in the failure of the Merger to occur on or before such date and such date may be extended to September 30, 1997 with the consent of MultiLink upon the request of PictureTel, which consent shall not be unreasonably withheld); (c) by PictureTel or MultiLink, upon a breach (except as otherwise provided) of any representation, warranty, covenant or agreement on the part of MultiLink or PictureTel, respectively, set forth in the Merger Agreement, after PictureTel or MultiLink, as the case may be, has notified the other of such breach and such breach has continued uncured for a period of 5 days; or (d) by MultiLink, if MultiLink receives an unsolicited proposal for and is required by applicable fiduciary duties, confirmed by written opinion of counsel, to enter into an Alternative Transaction.

         In the event of the termination of the Merger Agreement pursuant to the preceding paragraphs, the Merger Agreement shall forthwith become void and there shall be no liability on the part of any party thereto or any of its affiliates, directors, officers or stockholders except (i) for certain confidentiality and jurisdictional provisions of the Merger Agreement which shall survive any termination of the Merger Agreement and (ii) the payment of the PictureTel Expenses and Termination Fee described below to PictureTel.


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



  FEES AND EXPENSES; TERMINATION FEE

         Except for the PictureTel Expenses and the Termination Fee payable to PictureTel described below, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated by it will be paid by the party incurring such expenses, whether or not the Merger is consummated, provided that, in the event the Merger Agreement is terminated by MultiLink, PictureTel and MultiLink shall share equally all fees and expenses (other than accountants and attorney fees) related to the printing and filing of this Proxy Statement/Prospectus, the Registration Statement of which it is part, and any amendments or supplements hereto and thereto. If MultiLink terminates the Merger Agreement pursuant to carrying out the fiduciary duties of its directors, MultiLink shall be obligated to reimburse PictureTel for PictureTel's actual, documented and reasonable out-of-pocket expenses related to the Merger Agreement not to exceed $500,000 (the "PictureTel Expenses") within five business days of the termination of the Merger Agreement. If MultiLink consummates an Alternative Transaction within 90 days of the date of the Merger Agreement, MultiLink shall pay to PictureTel, in addition to the PictureTel Expenses, a fee of $1,000,000 (the "Termination Fee") within five business days after the consummation of the Alternative Transaction.

  INDEMNIFICATION

         The representations and warranties made by the parties will survive until the Release Date; provided however, that if PictureTel or MultiLink gives written notice of a claim, for which it is entitled to indemnification under the Merger Agreement, prior to the Release Date, then the relevant representations, warranties, covenants or agreements shall survive as to such claim until such claim has been finally resolved. The representations and warranties made by the parties will remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party thereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of the Merger Agreement. No claim for indemnification for breach of a representation or warranty by MultiLink or PictureTel may be commenced after the Release Date.

         By approving the Merger Agreement, the stockholders of MultiLink (each in its capacity as an indemnifying party, an "Indemnifying Party") agree, subject to the monetary limitations described below, to indemnify and hold harmless each of PictureTel, Merger Sub, the Surviving Corporation and each of their respective affiliates (each in its capacity as an indemnified party, an "Indemnitee") from and after the date of the Merger Agreement from and against all losses, damages, obligations, liabilities, causes of action, accusations, allegations, claims, awards, assessments, amounts paid in settlement, judgements, orders, decrees, fines, penalties and other sanctions, costs and expenses (including without limitation, reasonable attorneys' fees and costs and expenses and costs and expenses of collection) (collectively "Losses") incurred by such Indemnitee as a result of or incident to (i) any breach of or inaccuracy in any representation or warranty of MultiLink set forth therein (or any allegation by any third party of facts which, if true as alleged, would constitute such a breach or inaccuracy) or in any certificate or other document delivered in connection therewith with respect to which a claim for indemnification is brought by an Indemnitee within the applicable period described above, (ii) any breach or violation by MultiLink with respect to, any covenant, agreement, or obligation contained therein or in any certificate or other document delivered in connection therewith except to the extent waived by PictureTel, or (iii) certain discrimination claims and other employment related claims by a certain employee of MultiLink (the "Employee Claim").

         PictureTel and Merger Sub (each in its capacity as an indemnifying party, an "Indemnifying Party") have agreed, subject to the monetary limitations described below, to indemnify and hold harmless the holders of MultiLink Common Stock or MultiLink Options immediately prior to the Merger (the "Target Securityholders" and each in its capacity as an indemnified party, an "Indemnitee") from and after the date of the Merger Agreement from and against all Losses incurred by such Indemnitee as a result of or incident to (i) any breach of or inaccuracy in any representation or warranty of PictureTel set forth therein (or any allegation by any third party of facts which, if true as alleged, would constitute such a breach or inaccuracy) or in any certificate or other document delivered in connection therewith with respect to which a claim for indemnification is brought by an Indemnitee within the applicable period described above, or (ii) any breach or violation by PictureTel with respect to, any covenant, agreement, or obligation contained therein or in any certificate or other document delivered in connection therewith except to the extent waived by the Target Securityholders.

         Subject to the exceptions described below, the Indemnifying Parties shall not be required to indemnify any Indemnitee except to the extent that Losses suffered by such Indemnitee, together with Damages suffered with respect to all other claims for indemnification pursuant to the Merger Agreement, exceed $500,000 (the "Minimum Amount") in which case the Indemnitee shall be entitled to indemnification for the entire aggregate cumulative amount of such Losses subject to the maximum aggregate liability equal to the value of the Escrowed Shares (described below).

         For claims with respect to Losses related to the breach of representations related to MultiLink's organization, authorization, capitalization, subsidiary, tax matters, brokers and matters relating to the Foreign Corrupt Practices Act, or PictureTel's organization, authorization and capitalization the Minimum Amount shall be $100,000 and for the Employee Claim, MultiLink's shareholders shall only be obligated to indemnify the PictureTel Indemnitees to the extent such Losses exceed $50,000.

         Promptly after an Indemnitee has received notice of or has knowledge of any claim by a person not a party to the Merger Agreement (a "Third Person") or the commencement of any action or proceeding by a Third Person, the Indemnitee shall use reasonable efforts to give written notice of such claim or the commencement of such action or proceeding; provided, however, that the failure to give such notice will not affect the Indemnitee's right to indemnification pursuant to the Merger Agreement with respect to such claim, action or proceeding, except to the extent that the stockholders have been, actually and materially, prejudiced as a result of such failure. If the Indemnifying Party notifies the Indemnitee within 30 days from the receipt of the foregoing notice that the Indemnifying Party wishes to defend against the claim by the Third Person and if the claim involves only money damages and does not seek injunctive relief, and settlement of or adverse judgement with respect to such claim is not in the good faith judgement of the Indemnitee reasonably likely to establish a precedent adverse to the continuing business interests of the Indemnitee and the Indemnifying Party conducts the defense of such claim actively and diligently, then the Indemnifying Party shall have the right to assume and control the defense of the claim by appropriate proceedings with counsel reasonably acceptable to the Indemnitee. The Indemnitee may participate in the defense, at its sole expense, of any such claim for which the Indemnifying Parties shall have assumed the defense pursuant to the preceding sentence; provided, however, that neither the Indemnifying Party nor the Indemnitee will consent to the entry of any judgement or enter into any settlement without the prior written consent of the other. For any period during which the Indemnifying Party has not assumed the defense of any claim, the Indemnitee shall be entitled to indemnification for the reasonable fees and expenses of its counsel.

  ESCROW

         In order to secure the indemnification obligations of the stockholders of MultiLink under the Merger Agreement, approximately 280,000 shares PictureTel Common Stock (which is expected to equal approximately 8% of the PictureTel Common Stock to be issued in the Merger, depending on the number of dissenting shares and unexercised MultiLink Options) will be held in escrow (the "Escrowed Shares"). Each stockholder will have voting rights with respect to the Escrowed Shares held for such stockholder's account and will have the right to receive any dividend or distribution on such Escrowed Shares (other than dividends or distributions in the form of capital stock of PictureTel or otherwise falling within the definition of Escrowed Shares, as defined by the Merger Agreement, which will be delivered to the Escrow Agent and held as part of the Escrowed Shares) so long as such Escrowed Shares are held in escrow. If no claim is made prior to the Release Date, the Escrowed Shares will remain in escrow until the Release Date. If PictureTel or the Surviving Corporation does make a claim against the Escrowed Shares prior to the Release Date, the shares will remain in escrow until the resolution of the claim pursuant to the procedures specified by the Merger Agreement. To the extent that PictureTel or the Surviving Corporation or another Indemnitee makes a claim against the Escrowed Shares, and such claim is paid in shares of PictureTel Common Stock, then for purposes of such payment, the shares of PictureTel Common Stock shall be valued at the price at which the PictureTel Common Stock is valued on the Effective Date pursuant to the Merger Agreement.

  DIRECTORS AND OFFICERS INDEMNIFICATION

         From and after the Effective Date, PictureTel and the Surviving Corporation have agreed to indemnify, defend and hold harmless each person who as of or prior to April 15, 1997 was an officer or director of MultiLink to the same extent that such officer or director was indemnified by the MultiLink pursuant to its Charter and By-Laws, as in effect on April 15, 1997, for acts or omissions in such person's capacity as an officer or director of MultiLink occurring on or prior to the Effective Date. MultiLink has represented in the Merger Agreement that there is no action or claim pending or, to the knowledge of MultiLink, threatened against any person who is now or has been at any time prior to April 15, 1997 an officer or director of MultiLink for acts or omissions in such person's capacity as an officer or director of MultiLink.

  STOCKHOLDERS AGREEMENT


         As a condition to PictureTel entering into the Merger Agreement, certain directors, officers and principal stockholders (the "MultiLink Holders") who held, in the aggregate approximately 72% of the outstanding MultiLink Common Stock as of the MultiLink Record Date, entered into a Stockholders Agreement with PictureTel dated as of April 15, 1997 (the "Stockholders Agreement"). Pursuant to the Stockholders Agreement, each of the MultiLink Holders represented and warranted as to the title to the shares of MultiLink Common Stock held by them, agreed to vote their shares of MultiLink Common Stock in favor of the Merger, granted an irrevocable proxy to PictureTel, subject, in the case of those Holders serving on MultiLink's Board of Directors, to their fiduciary duties to vote such shares and agreed to provide certain representations which can be relied upon by counsel opining to the tax-free status of the merger. The MultiLink Holders also agreed to not, directly or indirectly, solicit or respond to any inquiries or the making of any proposal by any person or entity (other than PictureTel or its Affiliates) with respect to an Alternative Transaction other than in connection with certain discussions with existing stockholders or advisors with respect to alternative financing arrangements or pursuant to any MultiLink Holder's fiduciary obligations. The MultiLink Holders have also agreed to indemnify PictureTel, Merger Sub and the Surviving Corporation for any breach of certain of the representations and warranties contained in the Stockholders Agreement up to an amount equal to, when taken together with all liabilities of the MultiLink stockholders for Losses under the indemnification provisions of the Merger Agreement, 10% of the total number of shares of PictureTel Common Stock issued in connection with the Merger. The Stockholders Agreement will terminate in the event the Merger Agreement is terminated.



                            THE BUSINESS OF MULTILINK

        MultiLink develops, manufactures and markets software and hardware that bring people together across distance for teleconferencing and call center applications. With the introduction of its System 70 audio MCU ("System 70") in early 1993, MultiLink established itself as a leading supplier of audioconferencing MCUs. The sale of audioconferencing products remains the principal business of MultiLink. Leveraging its technological expertise in audioconferencing, MultiLink later developed the System 80 ("System 80"), a software-oriented, mixed-media platform for videoconferencing and multimedia call center applications. MultiLink has been selling its System 80 for network based videoconferencing applications since August 1996, and its Multimedia Automatic Call Distributor ("M-ACD") products, which provide call centers with multimedia connectivity capabilities, since September 1996.

  INDUSTRY BACKGROUND

        Business enterprises and government agencies increasingly rely on network technologies that provide "meetings-at-a-distance," including teleconferences and call center transactions.

         Mixed media multipoint teleconferences are conferences among participants at more than two locations utilizing any one or more of the currently available conferencing media: audio, video, and data conferencing. Audioconferencing has become a standard, broadly accepted business communications tool where individuals or groups of individuals at different locations meet using the telephone. Videoconferencing enables conference participants simultaneously to hear and see each other at different locations. Dataconferencing enables participants to share data and software applications during a teleconference in addition to using either telephones or video terminals. Network based multipoint videoconferencing and dataconferencing are still in the early stages of acceptance but as standards for interoperation have been adopted, usage is increasing.

         The market for multimedia Automatic Call Distributors ("ACDs") is just beginning to emerge -- fueled by the cost savings and revenue opportunities afforded by using audio, video and data call centers as an alternative to face-to-face communications. Possible future applications include bank loan originations, catalog sales and insurance adjustments. The multimedia ACD enables callers to be efficiently matched with service representatives best suited to meet the needs of the callers. If a representative is not immediately available, the call can be queued until someone is available. The multimedia ACD permits many traditional audio call center transactions to be personalized through use of video technology, allowing each party to see the other. The addition of data capability in future products is expected to introduce presentation and application sharing support tools for call center transactions.


         MultiLink's objective is to make video and data conferences as easy to use and reliable as audioconferences and to provide call centers with multimedia ACD technology offering the same ease of use, cost-effectiveness and functionality found in the audio ACD market.

  TELECONFERENCING PRODUCTS

         SYSTEM 70

         When MultiLink launched the System 70 in 1993, it introduced a new architecture to the audioconferencing industry which serves as the foundation for the System 80 and potential future MultiLink products. The architecture has multiple independent DSPs that are tightly coupled by a parallel computer bus to the application processor. This integration is ideal for audioconferencing which requires high bandwidth and a fast transaction interface between the voice telecommunications processors and the application processor. All voice processors are connected by a multiplex telecommunications bus and a computer bus. MultiLink's software-based architecture provides the processing power for a comprehensive set of conference and call center applications.

         The base System 70 is an audio MCU that provides T-1 or E-1 network connections in single or multiple channels, up to 144 ports. The list price for a base System 70 ranges from approximately $50,000 to more than $250,000 depending on the number of network connections and operator workstations. Multiple System 70s may be linked or "cascaded" to act as a single system for large conferences. Small systems can be upgraded to large configurations by adding hardware and software. A customer can add options to the base System 70 such as a reservation system, Personal Identification Number ("PIN") code database, LAN connectivity, and digital record and playback capability. Options may add between $3,000 and $25,000 to the cost of a System 70.

         SYSTEM 80

         The System 80 was designed to create an MCU architecture that could not only support current audioconferencing terminals such as telephones and H.320 videoconferencing systems, but also accommodate emerging and future technologies such as T.120 dataconferencing, H.323 Internet/LAN videoconferencing and H.324 analog POTS videoconferencing. This approach resulted in a general purpose hardware architecture that automatically adapts to the requirements of each individual conference purely through software application modules. Thus, future conferencing technologies can be incorporated by downloading new applications by software via disk or network connections.

         The System 80 mixed-media MCU supports T-1 or E-1 network configurations and is available in multiple configurations. A single System 80 will support up to 64 two-way interactive video users, 192 telephone participants, 128 T.120 users or combinations thereof. The list price for a base System 80 ranges from approximately $25,000 to more than $300,000, depending on the number of network connections and attendant workstations. Multiple System 80s may be linked or "cascaded" to act as a single system for large conferences. A customer can add options such as ActivePresence, audiographics, and call-your-conference, which may add $25,000 or more to the cost of a System 80.

  TELECONFERENCING FEATURES

         The System 70 and System 80 have been designed with features that facilitate the set-up and operation of meetings-at-a-distance, making teleconferences easy to use, reliable and more productive.

         CONFERENCE SET-UP TOOLS. System 70 audioconferencing calls can be set up quickly and initiated by either the participant dialing in or an attendant or moderator dialing out. A conference participant can easily join a conference without assistance and each caller to a conference is routed to the appropriate meeting based on the telephone number dialed and the security or PIN code entered. If a call is being facilitated by an attendant or moderator, "fast dial" will dial out to all conference participants individually from a pre-determined list with a single keystroke. Additionally, all participants can be dialed simultaneously by using a feature called "blast dial."

         The System 80 utilizes flex port technology. There are no single-purpose processor boards needed because flex ports transparently adjust and monitor System 80 resources to dynamically reconfigure the MCU through software that is downloaded as and when required. Thus, each port which connects a remote terminal to the conference can automatically flex its capabilities to support telephones or H.320 videoconferencing systems as the need arises. Because the adaptation occurs automatically, no attendant, technician or end-user intervention is required. For example, if conference participants are using videoconferencing systems, the System 80 automatically adapts the required ports to create a videoconference. If one or more participants want to join a conference using telephones, the MCU adapts ports to incorporate their audio participation. If the next teleconference is to be held among participants all using telephones, the same ports which previously supported the videoconferencing systems automatically reconfigure to support telephones.

         REAL-TIME CONFERENCE EXECUTION AND MANAGEMENT. The System 70 is controlled through a terminal or personal computer running terminal emulation software. Each System 70 can be attended by up to twelve attendants or may be run in an unattended mode. In an attended mode, attendants and technicians can monitor conferences and quickly address problems. For example, an attendant can listen to each participant's line to determine where an audio problem exists, pull the participant out of the conference and work to resolve the problem without interfering with the conference. The System 70 also offers PIN code and hunt group support which is a feature that supports single number dialing, so that customers with multiple MCUs can provide a single number to callers, regardless of which MCU will be handling the call.

         The System 80 connects to a windows-based workstation, allowing up to eight attendants on each MCU to monitor and control conferences. The attendant workstation displays one live video window and other windows for conference monitoring, control and database editing. The attendant workstation interface displays comprehensive database information and complete status information for all conferences and endpoints. As with the System 70, the System 80 allows an attendant to monitor each conference for problems and take the appropriate corrective action which allows the meeting to continue without interruption.

         MEETING PRODUCTIVITY TOOLS. MultiLink's MCUs have interactive features that make meetings-at-a-distance resemble in-person communications, including the following:

         Customized Greetings. Allow a unique audio or video greeting to be created for each conference. Participants know that they are in the correct conference and may be given information regarding the conference agenda when they reach the MCU.

         Subconferencing. The attendant has the ability to transfer participants into subconferences or break-out sessions for private consultations or in-depth discussions without disrupting the main conference.

         Polling and Question and Answer. Participant feedback is essential in many large conference calls and MultiLink products facilitate the necessary level of interaction by using touch tone for conference response. Applications include multiple choice testing, voting and electronic hand raising. Participants use their touch-tone telephones to ask or respond to questions.

         ActivePresence. ActivePresence enables each participant in a multipoint videoconference to see four other conference participants simultaneously on their video monitors, instead of just the person who is currently speaking. MultiLink's software-based ActivePresence differs from competitive offerings by eliminating the need for additional hardware.

         CONFERENCE RECORDKEEPING TOOLS Conference administrators can generate a variety of reports with information about conferences and participants which include: traffic and time statistics, attendant transaction logs, attendant and participant configurations, dialing lists, polling results and call detail records for conference billing.

  MULTIMEDIA CALL CENTER SYSTEM

         The M-ACD system has been designed to augment the services currently offered by today's audio-only call centers, by enabling them to add videocommunications to their call center infrastructure. The M-ACD can perform as a standalone, video-enabled call center or in conjunction with existing audio call centers because it easily integrates with existing private branch exchange ("PBX") devices and customer information database systems. To date, a limited number of M-ACD systems have been sold for test, development and pilot programs. The M-ACD is modeled on the audio call center requirements for call control station features and supervisory capabilities and provides the ability to connect and conduct video calls. The list price for a base M-ACD system ranges from $50,000 to more than $250,000, depending on the number of network connections and agent workstations.

  CUSTOMERS

         MultiLink's principal customers for audio and mixed media audioconferencing equipment are telephone carriers, independent service providers and corporate, government and educational users. In fiscal 1996, sales of audioconferencing equipment accounted for 97.8% of MultiLink's total revenues; sales to carriers and other service providers accounted for 76.5% of MultiLink's total revenues; and sales to MultiLink's 5 largest customers accounted for 64.7% of MultiLink's total revenues.

         Carriers. With increasing competition, carriers are seeking technologies and capabilities to provide value-added services that will enable them to retain and increase the traffic over their networks. Major carriers have been offering audioconferencing for more than ten years. More recently videoconferencing has been offered by the major long-distance carriers and certain of the Regional Bell Operating Companies ("RBOCs"). As audioconferencing service providers evolve to mixed media conferences, the functionality and support which has long been available in audioconferencing will be required to make such conferences successful and productive.

         Independent Service Providers. Independent service providers offer conferencing management and support, as well as differentiated conferencing services for specific industries or types of conferences. It is expected that these providers will increasingly seek to offer mixed media conferencing services to their customer base by improving reliability for users. These providers and their customers will have the same expectations and needs in a mixed media conference that exist today in an audioconference. They will require features and functionality to increase the effectiveness of the meeting and tools and support to assure that all conferences are completed successfully.

         Government, Corporate and Educational Users. Government, corporate and educational users have been significant customers in the audioconferencing and videoconferencing markets. For certain users with high-volume conferencing requirements it may be more efficient to establish an in-house conference service bureau than to rely on outside vendors. These customers often decide to build in house conferencing service capability to reduce cost, provide increased information security or to ensure on demand capacity is always available.

         International Customers. The international audioconferencing marketplace is undergoing major structural changes. This is particularly true in Europe where the privatization of national public telephones and telegraphs

("PTTs") is occurring in preparation for the dropping of all protective barriers scheduled for January 1998. Previously, in almost all countries, only the national PTTs could provide audioconferencing to their constituents and, as a result, few PTTs offered services. Alliances are being formed to provide uniform services for global customers, which include audio and video conferencing.

         M-ACD Customers. MultiLink's potential customers for its M-ACD are ACD manufacturers and call center VARS and integrators. M-ACD products purchased to date have been purchased by a limited number of customers for test, development and pilot programs.

  SALES AND MARKETING

         MultiLink sells its products primarily through its sales organization based in Andover, Massachusetts and its European subsidiary based in Bracknell, United Kingdom. MultiLink also has a sales office in Overland Park, Kansas and sells products through third party distributors. MultiLink's North American sales force is divided into four groups, one focusing on carrier and service provider accounts, the second focusing on corporate, government and educational accounts, the third focusing on OEM, VAR and dealer channels, and the fourth focused on M-ACDs. The international sales organization sells primarily to carriers, PTTs, service providers and M-ACD OEMs and VARS. As of March 31, 1997, the sales organization consisted of 22 employees.

           The marketing department is responsible for strategic planning, developing new product requirements, marketing communications, market research, competitive analysis and customer and sales support activities. MultiLink generates awareness of its products through its World Wide Web site, direct mail, public relations, advertising activities and attendance at industry trade shows. As of March 31, 1997, the marketing department consisted of 13 employees.

  RESEARCH AND DEVELOPMENT

         The group's efforts are focused on technological advancement in the development of mixed-media MCU and M-ACD products including, hardware, Unix and Windows PC based software and DSP development, system integration, system quality assurance, mechanical design and drafting. As of March 31, 1997, the research and development group consisted of 58 employees.

         MultiLink has continued to invest in its core audioconferencing business as well as in its videoconferencing, dataconferencing and ACD products. MultiLink has also focused its research and development efforts on the expansion of its business into international markets. MultiLink's development efforts are based on accepted international standards, promoting interoperability and ease of use.

  CUSTOMER SUPPORT AND SERVICE

         MultiLink installs, maintains and directly supports its products, and provides comprehensive problem management, training, diagnostic tools, repair services and spare parts to facilitate and supplement these efforts. MultiLink offers a technical support to answer customer support calls and attempts to provide immediate telephone responses to requests for technical assistance. The products are designed with advanced remote diagnostic capabilities that permit a customer or MultiLink's Support Center engineer to begin diagnosing problems in the field immediately, thereby reducing response time, travel time and cost. MultiLink has contracted with third party maintenance organizations to provide on-site support where appropriate. When necessary, MultiLink's support engineers are dispatched to the customer's facility to assist in the diagnosis of reported problems. As of March 31, 1997, the customer support organization consisted of 26 employees.

  MANUFACTURING

         MultiLink's manufacturing consists of the subassembly, final assembly and testing coupled with a complete materials function consisting of procurement, inventory control, shipping, receiving and inspection. MultiLink has been granted both ISO 9001 and British Approvals Board for Telecommunications certifications. As of March 31, 1997, the manufacturing department consisted of 14 employees.

  COMPETITION


         The market for conferencing equipment is highly competitive and subject to rapid technological change. Competitors in the audioconferencing market, include Coherent Communications Systems Corporation, Compunetix Inc.,
ConferTech International, Inc. and Latitude Communications, Inc. Competitors in the videoconferencing market include Accord Software, Inc., Lucent Technologies, Inc., PictureTel Corporation, Teleos Communications, Inc., Videoserver, Inc.
and VTEL Corporation. Competitors in the multimedia ACD market include Lucent Technologies, Inc. and Teloquent Communications Corporation.


         MultiLink expects competition to increase in the future and this additional competition could have an adverse impact on operating results. Many of MultiLink's current and potential competitors have greater financial, market, technical and other resources than MultiLink. The principal competitive factors that have affected the market for MultiLink's products include reliability, functionality, interoperability, conference enhancing support tools and price. There can be no assurance that MultiLink will be able to compete successfully with new or existing competitors.

  PATENTS AND PROPRIETARY RIGHTS

         MultiLink relies in part on patent and trade secret protection to protect its technology. MultiLink also owns patents that specifically cover aspects of telephone conferencing technology. MultiLink has also applied for patents that would expand patent protection coverage to the application of its technology to implement digitally telephone conferencing technology for voice, video and data application.

         MultiLink believes that, because of the rapid pace of technological change in the data communications and telecommunications industries, the legal intellectual property protection for its products is a less significant factor in MultiLink's success than the knowledge, abilities and experience of MultiLink's employees, the frequency of its product enhancements, its relationships with its partners, the effectiveness of its marketing activities and the timeliness and quality of its support services. While MultiLink believes that the patents and patent applications are important and material to its business, it does not believe they are essential to the success of MultiLink. MultiLink typically requires persons such as customers, licensees and employees who have access to proprietary information concerning MultiLink's products to sign nondisclosure agreements that prohibit the use of MultiLink's proprietary information other than for the specific purpose for which it was provided.

         Although MultiLink holds U.S. patents and has applied for patent protection under certain foreign laws and requires its employees to enter into confidentiality and non-disclosure agreements, there can be no assurance that other companies will not develop or patent similar or superior technology, that MultiLink's patents and agreements will prove defensible or will adequately protect its interests or that MultiLink can afford the cost associated with protecting its intellectual property interests. There can be no assurance that the steps taken by MultiLink to safeguard its intellectual property will be adequate to deter misappropriation or independent third-party development of competing technologies.


         Other companies are engaged in the development of technologies which may result in products competitive with those made by MultiLink. These development efforts may result in proprietary technology, and possibly patents, which impair the value of, or render obsolete, technology owned or licensed by MultiLink. MultiLink does not believe that its products and proprietary rights infringe the proprietary rights of any other persons. There can be no assurance, however, that other persons will not assert infringement claims against MultiLink in the future, which, if successful, could have a material adverse effect on MultiLink's business, operating results and financial condition. MultiLink is aware that Datapoint Corporation has asserted claims that its patents cover many aspects of multipoint conferencing operations involving terminals and MCUs. MultiLink received a letter from Datapoint Corporation, dated April 23, 1997, stating that Datapoint Corporation is the owner of several patents in the area of multipoint videoconferencing and audio/video/data networking and that MultiLink's activities in these areas may require a license under certain Datapoint Corporation patents. MultiLink has responded to Datapoint Corporation's letter, stating that it does not believe a license is required with respect to the specific patents cited in that letter. However, there can be no assurance that Datapoint Corporation will not pursue this matter or claims on other of its patents or that such claims will not be successful.

  EMPLOYEES

         At March 31, 1997, MultiLink employed a total of 149 persons, including 58 in research and development, 35 in sales and marketing, 26 in customer support, 14 in manufacturing, and 16 in finance and administration. Two of MultiLink's employees were located in the United Kingdom and the remainder were located in the United States. None of MultiLink's employees are represented by a labor organization. MultiLink has experienced no work stoppages and believes that its relations with employees are good.

         Competition for qualified personnel in the computer networking and communications industry is intense. MultiLink believes that its future success will depend on its continued ability to attract and retain qualified personnel.

  FACILITIES

         MultiLink's principal offices are located in Andover, Massachusetts, where it leases approximately 47,000 square feet under agreements that expire in August 1997. MultiLink has entered into another agreement to lease the entire 77,000 square foot Andover facility beginning in August 1997. This lease expires in August 2007.

         MultiLink also leases, on a short-term basis, sales office space in Overland Park, Kansas and Bracknell, United Kingdom. MultiLink believes its existing facilities are adequate for its current needs and that suitable additional or substitute space will be available as needed.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following discussion and analysis should be read in conjunction with the Financial Statements and related Notes thereto contained elsewhere in this Proxy Statement/Prospectus.

  OVERVIEW

         Since 1989, MultiLink has focused on the development, manufacture and sale of network based multipoint audioconferencing systems. MultiLink's initial products were analog MCU products which were sold to service providers and end users. In 1993, MultiLink introduced the System 70, its first digital audio MCU. In the fourth quarter of 1996, MultiLink began selling the System 80, its mixed-media MCU, and the M-ACD, its automated call center system. MultiLink markets its product directly to the major carriers, independent service providers and corporate, government and educational users. For the six month period ended March 31, 1997, MultiLink revenues from audioconferencing products and services accounted for approximately 90% of total revenues.

        Since 1994, MultiLink has been developing products for the videoconferencing and multimedia ACD markets. MultiLink's first sales of System 80 videoconferencing and multimedia ACD products occurred in late 1996, and MultiLink has not yet derived significant revenues from the sale of these products. The related expenses from the investment in the research and development of the System 80 and the expansion of the sales and marketing organization for these products has been substantial. In addition, MultiLink has incurred significant expenses due to the international expansion of its business. As a result, net income has declined in each year since 1994 and MultiLink experienced an operating loss for the first six months of fiscal 1997.

  RESULTS OF OPERATIONS

  The following table sets forth certain financial data as a percentage of revenues for the periods indicated.

                                                  MULTILINK, INC.

                              Years Ended September 30,               Six Months Ended March 31,
                              -------------------------               --------------------------
                                1996    1995     1994                       1997      1996
                                ----    ----     ----                       ----      ----

  Revenues                      100%    100%     100%                       100%      100%

  Cost of
  Revenues                       22      22       26                         22        24
                                ---     ---      ---                        ---       ---

  Gross Margin                   78      78       74                         78        76

  Operating
  Expenses:

  Research and Development       24      15       10                         27        2l

  Selling, General
  and Administrative             43      42       34                         53        44
                                ---     ---      ---                        ---       ---

  Total Operating
  Expenses                       67      57       44                         80        65

  Operating
  Income (Loss)                  11      21       30                         (2)       11

  Interest  expense, net          -       -        1                          1         1
                                ---     ---      ---                        ---       ---

  Income (Loss)
  before Income Taxes            11      21       29                         (3)       10

  Income Tax
  Expense (Benefit)               4       8       11                         (1)        4
                                ---     ---      ---                        ---       ---

  Net Income (Loss)               7      13       18                         (2)        6
                                ===     ===      ===                        ===       ===

  FORWARD-LOOKING STATEMENTS

         This section, as well as other portions of this document, includes certain forward-looking statements about MultiLink's business and new products, sales and expenses, effective tax rate and operating and capital requirements. Any such statements are subject to risks that could cause the actual results to vary materially. These risks are discussed below under the caption "Factors Affecting Results".

  SIX MONTHS ENDED MARCH 31, 1997 COMPARED TO SIX MONTHS ENDED MARCH 31, 1996

         Revenues. MultiLink's revenues increased 24% to $12,009,000 in the first six months of fiscal 1997 from $9,663,000 in the first six months of fiscal 1996. The increase in revenue was primarily due to an increase in shipments as a result of increased market acceptance of MultiLink's products and services. Audioconferencing product revenues accounted for approximately 90% and 100% of total revenues for the first six months of fiscal 1997 and fiscal 1996, respectively. International revenues were approximately 10% and 16% of MultiLink's total revenues for the first six months of fiscal 1997 and fiscal 1996, respectively. Customer support and service revenues represented 9% and 4% of total revenues for the first six months of fiscal 1997 and fiscal 1996, respectively.

         Gross Margin. MultiLink's gross profit increased $2,062,000 or 28% in the first six months of fiscal 1997 from the first six months of fiscal 1996. Gross margin as a percentage of revenues increased to 78% in the first six months of fiscal 1997 from 76% in the first six months of fiscal 1996. This increase in gross margin was primarily due to reductions in product cost as a result of economies of scale in purchasing and manufacturing. Due to numerous factors affecting the sales mix among products and customers, gross margins are likely to vary from quarter to quarter.

         Selling, General and Administrative. Selling, general and administrative expenses consist primarily of compensation costs (including sales commissions and bonuses); the costs of providing customer technical support, maintenance and training; the costs of trade shows, travel expenses, and other marketing programs; as well as the costs of the finance, human resources, information systems and administrative departments of MultiLink. These expenses increased $2,070,000 or 48% in the first six months of 1997 from the comparable first six months of 1996, and were 53% and 44%, respectively, of the total revenues. The increase in expenses resulted primarily from the addition of staff to support the expansion of indirect distribution channels, a new sales office in the United Kingdom, and increased customer support, training and maintenance. In addition, higher commissions and bonuses on stronger sales pushed expenses higher. Also, marketing expenses grew during this period as a result of new programs associated with product introductions. MultiLink expects selling, general and administrative expense growth to continue as it addresses broader markets for its products and services.

         Research and Development. Research and development expenses consist primarily of compensation costs for engineers, depreciation expense, supplies and testing. Research and development expenses increased $1,268,000 or 62% in the first six months of fiscal 1997 from the first six months of fiscal 1996 and were 27% and 21%, respectively, of total revenues. The increase in spending was primarily due to increased engineering staffing levels and related costs to develop and enhance MultiLink's video and data and audioconferencing products. MultiLink capitalized software costs of $411,000 in the first six months of fiscal 1996 represented 17% of research and development expenditures. For the first six months of fiscal 1997, all software development costs have been expensed as incurred because costs eligible for capitalization have not been material.

         Interest Expense, net. Net interest expense decreased to approximately $58,000 in first six months of fiscal 1997 from $81,000 for the first six months of fiscal 1996. The decrease was primarily due to lower average short term borrowings during the first six months of fiscal 1997.

         Income Taxes. MultiLink's effective tax rate for the first six months of fiscal 1997 and fiscal 1996 was 40%.

  YEARS ENDED SEPTEMBER 30, 1996, 1995 AND 1994

  FISCAL 1996 COMPARED TO FISCAL 1995

         Revenues. MultiLink's revenues increased 32% to $22,420,000 in fiscal 1996 from $17,042,000 in fiscal 1995. The growth in revenue was primarily due to an increase in audioconferencing equipment sales. Domestic sales in fiscal 1996 and fiscal 1995 totaled $20,056,000 and $15,387,000, representing 89% and 90% of total revenues, respectively, while international sales totaled $2,364,000 and $1,655,000, representing 11% and 10% of total revenues, respectively.

         Gross Margin. Gross profit increased 31% to $17,416,000 in fiscal 1996 from $13,302,000 in fiscal 1995, but remained 78% of total revenues in both years. The dollar increase was due to increased sales volume.

         Selling, General and Administrative. Selling, general and administrative expenses increased 34% to $9,512,000 in fiscal 1996 from $7,118,000 in fiscal 1995 and increased as a percentage of total revenues to 43% from 42%. This increase was primarily due to an increase in personnel and related costs to support the growth in MultiLink's sales and marketing efforts, operations and installed customer base, and the expansion of marketing activities associated with MultiLink's newly-introduced products.

         Research and Development. Research and development expenses increased 112% to $5,366,000 in fiscal 1996 from $2,532,000 in fiscal 1995 and increased as a percentage of total revenues to 24% from 15%. The increase was primarily due to additional staffing and related costs to support the development efforts for MultiLink's System 80 and continued enhancements to the System 70. In fiscal 1996 and fiscal 1995, MultiLink capitalized $912,000 and $922,000 of software development costs, respectively. The amounts capitalized represented 15% and 27% of total research and development expenses for fiscal 1996 and fiscal 1995, respectively.

         Interest Expense, net. Net interest expense increased to $126,000 in fiscal 1996 from $92,000 in fiscal 1995. This increase was primarily due to an increase in average short term borrowings.

         Income Taxes. MultiLink's effective tax rate was 35% in fiscal 1996 compared to 37% in fiscal 1995. The decrease from the fiscal 1995 effective tax rate was due to greater utilization of research credit carryforwards.

  FISCAL 1995 COMPARED TO FISCAL 1994

         Revenues. MultiLink's revenues decreased 3% to $17,042,000 in fiscal 1995 from $17,648,000 in fiscal 1994. The decrease in sales was attributable to a reduction in sales of approximately $1 million to a government agency combined with minimal growth in equipment sales. Domestic revenue in fiscal 1995 and fiscal 1994 totaled $15,387,000 and $15,803,000, respectively, representing 90% of total revenues in both years, while international revenue totaled $1,655,000 and $1,845,000, respectively, representing 10% of total revenues in both years.

         Gross Margin. Gross profit increased 1% to $13,302,000 in fiscal 1995 from $13,121,000 in fiscal 1994. As a percentage of total revenues, gross margin increased to 78% from 74% over the same period. The gross margin increase is primarily attributable to reductions in material costs.

         Selling, General and Administrative. Selling, general and administrative expenses increased 15% to $7,118,000 in fiscal 1995 from $6,214,000 in fiscal 1994 representing 42% and 34% of total revenues, respectively. This increase resulted from an increase in personnel and related costs to support MultiLink's operations and increased marketing expenses to support MultiLink's audioconferencing product efforts.

         Research and Development. Research and development expenses increased 51% to $2,532,000 in fiscal 1995 from $1,679,000 in fiscal 1994 representing 15% and 10% of total revenues, respectively. The increase in research and development in fiscal 1995 was primarily attributable to additional staffing and related costs associated with the development of MultiLink's System 80. In addition, engineering expenses were incurred for the development of additional enhancements of MultiLink's audioconferencing product line. In fiscal 1995 and fiscal 1994, MultiLink capitalized $922,000 and $451,000, respectively, in software costs.

         Interest Expense, net. Net interest expense decreased to $92,000 in fiscal 1995 from $118,000 in fiscal 1994. This decrease was primarily due to a decrease in average short term borrowings.

         Income Taxes. MultiLink's effective tax rates in fiscal 1995 and fiscal 1994 were 37% and 40%, respectively. This decrease in the effective tax rate was primarily due to greater utilization of research credits.

  LIQUIDITY AND CAPITAL RESOURCES

         MultiLink has financed its operations to date primarily through private sales of preferred stock totaling $2.6 million (the last of which occurred in 1987), cash generated from operations and $294,000 and $750,000 of subordinated debt financing in December 1989 and September 1992, respectively. MultiLink generated cash from operations of $2.3 million in fiscal 1994, $2.3 million in fiscal 1995, and $3.3 million in fiscal 1996, respectively. For the first six months of fiscal 1997, cash of approximately $200,000 was used by operations of MultiLink, which was primarily due to a net loss. At March 31, 1997, MultiLink had cash and cash equivalents of $1.9 million.

         MultiLink has available a bank line of credit of $3 million until December 30, 1997 to provide working capital financing. Borrowings are limited to a percentage of eligible accounts receivable and borrowings are secured by all of MultiLink's assets. At May 30, 1997, MultiLink had borrowings outstanding of $2.8 million under its available line of credit. Due to the variability of MultiLink's results, MultiLink expects to utilize the bank line in connection with its operations. The terms of the credit facility require MultiLink to maintain minimum financial ratios, levels of net worth and profitability.


         MultiLink's primary investing activities to date have been for capital expenditures, principally to support the expansion and growth of the business. In fiscal years 1996, 1995, and 1994, MultiLink purchased $1,382,000, $2,081,000, and $834,000, respectively, of property and equipment which consisted primarily of computer equipment and software, furniture and fixtures, and leasehold improvements. MultiLink does not currently have any significant capital commitments.

         MultiLink's financing activities for fiscal years 1996, 1995, and 1994, used net cash of $750,000, $109,000, and $703,000, respectively, and $13,000 for the first six months of fiscal 1997.

         MultiLink believes that existing cash balances together with its funds generated from operations and borrowings available under MultiLink's existing credit facilities will be sufficient to meet MultiLink's cash requirements for the next twelve months.

  FACTORS AFFECTING RESULTS

         MultiLink has experienced significant variations in sales, expenses and operating results from quarter to quarter and such variations are likely to continue. A significant portion of MultiLink's revenues have been concentrated among a limited number of customers and it is difficult to predict the timing of orders and shipments to these and other customers. See "Business--Customers". Moreover, new customers' orders have generally been characterized by lengthy sales cycles, making it difficult to predict the quarter in which sales will occur. Carriers' deployment projects involve particularly long sales cycles, and shipments for such projects are therefore often difficult to forecast. In addition, such shipments are subject to delays in the timing of such projects. MultiLink typically operates with a small backlog. As a result, quarterly sales and operating results generally depend on the volume, timing of and ability to fulfill orders received within the quarter, which are difficult to forecast.

         Operating results may also fluctuate due to factors such as (i) the timing of new product announcements and introductions by MultiLink, its major customers and its competitors, (ii) market acceptance of new or enhanced versions of MultiLink's products, (iii) changes in the product mix of sales,
(iv) changes in the relative proportions of sales among distribution channels or among customers within each distribution channel, (v) changes in manufacturing costs, (vi) competitive pricing pressures, (vii) the gain or loss of significant customers, (viii) increased research and development expenses associated with new product introductions, and (ix) general economic conditions. All of the above factors are difficult for MultiLink to forecast, and these or other factors can materially adversely affect MultiLink's business and operating results for one quarter or a series of quarters. MultiLink establishes its expenditure levels for product development and other operating expenses based, in large part, on its expected future sales. As a result, if sales fall below expectations, there would likely be a material adverse effect on MultiLink's operating results and net income because only a small portion of MultiLink's expenses vary with its sales in the short term.

                SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                           AND MANAGEMENT OF MULTILINK


         The following table sets forth certain information with respect to the beneficial ownership of MultiLink Common Stock as of June 5, 1997 by (i) each person known by MultiLink to own beneficially more than 5% of the outstanding shares of MultiLink Common Stock, (ii) each director of MultiLink, (iii) certain executive officers of MultiLink, and (iv) all directors and executive officers of MultiLink as a group. Unless otherwise indicated, the address of the shareholder is c/o MultiLink, Inc., 6 Riverside Drive, Andover, Massachusetts.



  DIRECTORS, EXECUTIVE OFFICERS                      SHARES OF MULTILINK COMMON
  AND FIVE PERCENT STOCKHOLDERS                      STOCK BENEFICIALLY OWNED(1)
  -----------------------------                     ----------------------------

                                                                      PERCENTAGE
                                                      NUMBER           OWNERSHIP
                                                      ------          ----------
  Arthur D. Little Ventures, L.P.(2)                1,339,604            21.42%
   15 Acorn Park
   Cambridge, MA  02140
  Corning Partners III, L.P. and                      510,820             8.17%
   certain affiliates (3)
   c/o Kestrel Venture Management
   31 Milk Street
   Fifth Floor, Suite 510
   Boston, MA  02109
  Massachusetts Technology Development              1,139,708            18.22%
   Corporation
   148 State Street, 9th Floor
   Boston, MA  02109
  Coolidge Investments Corporation                    552,583             8.83%
   18 Orne Street
   Marblehead, MA  01945
  Pension Reserve Investment Trust                    165,000             2.64%
   148 State Street, 9th Floor
   Boston, MA  02109
  Bruce Bower(4)                                      182,000             2.87%
  Nancy Carey(5)                                       20,000                 *
   1 Winthrop Square
   Key Executive Group
   Boston, MA  02110
  Jacques de Labry(6)                                   8,750                 *
   11702 Glen Court
   Potomac, MD  20854
  Sigmund Hertzstein(2)(7)                            135,000             2.16%
   c/o ADL Ventures, L.P.
   15 Acorn Park
   Cambridge, MA  02140
  Zenas W. Hutchenson III(8)                           20,000                 *
  J. Edward McAteer(9)                                568,267             9.09%


  -------------------------------------
  * Less than 1 percent of the outstanding
     MultiLink Common Stock

                                                                     PERCENTAGE
                                                     NUMBER           OWNERSHIP
                                                     ------          ----------
  Edward J. Stewart III(3)(10)                       10,000                 *
   Kestrel Venture Management
   31 Milk Street
   Fifth Floor, Suite 510
   Boston, MA  02109
  Charles McCarthy(11)                               24,504                 *
  Mary Miller                                            --                 *
  Mitchell Rosenberg(12)                             10,942                 *
  Robert Scott                                        3,000                 *
  Rajiv Shanmugaraj                                      --                 *
  Carl Yasharian(13)                                 13,134                 *
  All Directors and Executive Officers
    as a group(14)                                2,846,021            44.19%


  ------------------
  *Less than 1 percent of outstanding
  MultiLink Common Stock

  (1) For purposes of determining beneficial ownership of MultiLink's Common Stock, owners of options exercisable within sixty days are considered to be the beneficial owners of the shares of MultiLink Common Stock for which such securities are exercisable. The percentage ownership of the outstanding MultiLink Common Stock reported herein is based on the assumption (expressly required by the applicable rules of the Securities and Exchange Commission) that only the person whose ownership is being reported has converted his options into shares of MultiLink Common Stock.

  (2) Mr. Herzstein, a director of MultiLink, is retained as a consultant to Arthur D. Little Enterprises, Inc., a general partner of Arthur D. Little Ventures, L.P. As a general partner, Arthur D. Little Enterprises, Inc. exercises sole voting and investment power with respect to the shares owned by Arthur D. Little Ventures, L.P. Mr. Herzstein disclaims beneficial ownership of such shares.

  (3) Includes 435,820 shares owned by Corning Partners III, L.P., and 75,000 shares owned by Corning Partners IV-A, L.P. Mr. Stewart is a general partner of Corning Venture Management III, L.P., Corning Venture Management IV, L.P. and Suite 510 Advisors, L.P., respectively. The respective general partners of these entities, including Mr. Stewart, a director of MultiLink, exercise sole voting and investment power with respect to the shares owned by such entities. Mr. Stewart disclaims beneficial ownership of such shares except as to his partnership interests therein.

  (4) Includes 80,000 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

  (5) Includes 20,000 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

  (6) Includes 8,750 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

  (7) Includes 10,000 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

  (8) Includes 20,000 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

  (9) Includes 568,267 shares of MultiLink Common Stock owned by the McAteer Family Trust as to which Mr. McAteer has sole voting and investment power. Does not include an aggregate of 50,000 shares of MultiLink Common Stock held in trust for the benefit of various members of Mr. McAteer's family. Mr. McAteer disclaims beneficial ownership of such 50,000 shares.

  (10) Includes 10,000 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.


  (11) Includes 12,504 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

  (12) Includes 10,942 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.


  (13) Includes 13,134 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.



  (14) Includes 185,330 shares of MultiLink Common Stock issuable upon exercise of options exercisable within 60 days.

                UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

         The following unaudited pro forma combined financial statements assume a business combination between PictureTel and MultiLink which is accounted for on a pooling of interests basis and is based upon the respective historical financial statements and related notes thereto which are included elsewhere herein or incorporated by reference in this Proxy Statement/Prospectus. The unaudited pro forma combined balance sheet gives effect to the Merger as if it had occurred on March 29, 1997, combining the balance sheets of PictureTel and MultiLink at March 29, 1997. The unaudited pro forma combined statements of income give effect to the Merger as if it had occurred on January 1, 1994, combining the results of PictureTel and MultiLink for each of the three years in the period ended December 31, 1996 and interim periods.

         The unaudited pro forma financial statements combine PictureTel's financial statements for the three months ended March 29, 1997 and March 30, 1996 and the three years ended December 31, 1996, 1995 and 1994 with MultiLink's financial statements for the three months ended March 31, 1997 and 1996 and the fiscal years ended September 30, 1996, 1995 and 1994, respectively.

         The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the Merger had been consummated at the beginning of each period presented, nor is it necessarily indicative of the future operating results or financial position of the combined companies following the Merger. These financial statements should read in conjunction with the historical consolidated financial statements and related notes thereto included elsewhere herein or incorporated by reference in this Proxy Statement/Prospectus.

  UNAUDITED PRO FORMA COMBINED BALANCE SHEET
  ($ in thousands)


                                                     PICTURETEL        MULTILINK
                                                      MARCH 29,        MARCH 31,          COMBINED
                                                        1997             1997            PRO FORMA
                                                     ----------        ---------         ---------

  Assets
  Current assets:
     Cash and cash equivalents..........              $ 35,397          $ 1,905           $ 37,302
     Marketable securities..............                54,489                1             54,490
     Accounts receivable, net...........               139,335            6,236            145,571
     Inventories, net...................                57,391            3,321             60,712
     Deferred taxes.....................                 6,152              512              6,664
     Prepaid expenses and other assets..                14,754               63             14,817
     Refundable income taxes............                    --              275                275
                                                      --------          -------           --------

     Total current assets...............               307,518           12,313            319,831

  Long-term deferred taxes..............                 5,088               --              5,088
  Property, plant and equipment, net....                43,229            4,393             47,622
  Capitalized software costs, net.......                 7,626            1,903              9,529
  Other assets..........................                 6,620              221              6,841
                                                      --------          -------           --------

     Total assets.......................              $370,081          $18,830           $388,911
                                                      ========          =======           ========

  Liabilities and Stockholders' Equity
  Current liabilities:
     Short-term borrowings..............              $    299          $ 3,223           $  3,522
     Accounts payable...................                45,915            1,894             47,809
     Accrued compensation and benefits..                 8,379              518              8,897
     Accrued expenses...................                22,409              765             23,174

     Current portion of capital lease
          obligations...................                 3,095              129                3,224
     Deferred revenue...................                18,768            1,155               19,923
                                                      --------          -------             --------
          Total current liabilities                     98,865            7,684              106,549



  Long-term borrowings..................                 4,558               --                4,558
  Long-term capital lease obligation                     4,019              199                4,218
  Deferred rent liabilities.............                    --               12                   12
  Deferred tax liabilities..............                    --            1,143                1,143
                                                      --------          -------             --------

          Total liabilities.............               107,442            9,038              116,480

  Stockholders' Equity:
    Common stock........................                   342               62                  404
    Additional paid-in capital..........               198,203            3,508              201,711
    Retained earnings...................                65,270            6,222               71,492

  Cumulative translation adjustment.....                (1,689)              --               (1,689)
  Unrealized gain on marketable
    securities, net.....................                   513               --                  513
                                                      --------          -------             --------

          Total stockholders' equity....               262,639            9,792              272,431
                                                      --------          -------             --------

          Total liabilities and
            stockholders' equity........              $370,081          $18,830             $388,911
                                                      ========          =======             ========

  See accompanying "Notes to Unaudited Pro Forma Combined Financial Statements."

  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                       THREE MONTHS ENDED MARCH 29, 1997
                                               -------------------------------------------------
                                                                                        COMBINED
                                               PICTURETEL           MULTILINK          PRO FORMA
                                               ----------           ---------          ---------

 Revenues .................................     $118,222             $5,397            $123,619
 Cost of revenues .........................       62,368              1,207              63,575
                                                --------             ------            --------
   Gross profit ...........................       55,854              4,190              60,044
 Operating Expenses:
   Research and Development ...............       19,457              1,629              21,086
   Selling, general and administrative ....       33,328              3,487              36,815
                                                --------             ------            --------
     Total operating expenses .............       52,785              5,116              57,901
                                                --------             ------             -------

 Operating income (loss) ..................        3,069               (926)              2,143
 Interest income (expense), net ...........          938                (39)                899
 Other income .............................          723                 --                 723
                                                --------             ------            --------
 Income (loss) before taxes ...............        4,730               (965)              3,765
 Provision (benefit) for income taxes .....        1,655               (385)              1,270
                                                --------             ------            --------
 Net income (loss) ........................     $  3,075             $ (580)           $  2,495
                                                ========             ======            ========
 Net income (loss) per share ..............     $   0.09             $(0.09)           $   0.06
                                                ========             ======            ========
 Number of shares used in
 per share calculation ....................       35,562              6,196              39,222
                                                 ========             ======            ========

 -------------------


 See accompanying "Notes to Unaudited Pro Forma Combined Financial Statements."

  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  ($ in thousands, except per share data)

                                                           THREE MONTHS ENDED MARCH 30, 1996
                                                ------------------------------------------------------

                                                                                             COMBINED
                                                 PICTURETEL            MULTILINK            PRO FORMA
                                                 ----------            ---------            ---------
 Revenues ...................................     $105,001              $6,609              $111,610
 Cost of revenues ...........................       54,109               1,322                55,431
                                                  --------              ------              --------
   Gross profit .............................       50,892               5,287                56,179
 Operating Expenses:
   Research and Development .................       13,924               1,084                15,008
   Selling, general and administrative ......       27,738               2,335                30,073
                                                  --------              ------              --------
     Total operating expenses ...............       41,662               3,419                45,081
                                                  --------              ------              --------

 Operating income ...........................        9,230               1,868                11,098
 Interest income (expense), net .............        1,077                 (48)                1,029
 Other income ...............................          677                  --                   677
                                                  --------              ------              --------
 Income before taxes ........................       10,984               1,820                12,804
 Provision for income taxes .................        3,515                 728                 4,243
                                                  --------              ------              --------
 Net income .................................     $  7,469              $1,092              $  8,561
                                                  ========              ======              ========
 Net income per share .......................     $   0.21              $ 0.17              $   0.22
                                                  ========              ======              ========
 Number of shares used in
 per share calculation ......................       36,115               6,377                39,686
                                                   ========              ======              ========


 -------------------


 See accompanying "Notes to Unaudited Pro Forma Combined Financial Statements."

  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  ($ IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                         YEAR ENDED DECEMBER 31, 1996
                                                 -------------------------------------------
                                                                                   COMBINED
                                                 PICTURETEL        MULTILINK       PRO FORMA
                                                 ----------        ---------       ---------
 Revenues .................................       $482,532          $22,420        $504,952
 Cost of revenues .........................        254,772            5,004         259,776
                                                  --------          -------        --------
   Gross profit ...........................        227,760           17,416         245,176
 Operating Expenses:
   Research and Development ...............         60,089            5,366          65,455
   Selling, general and administrative ....        123,520            9,512         133,032
                                                  --------          -------        --------
     Total operating expenses .............        183,609           14,878         198,487
                                                  --------          -------        --------

 Operating income .........................         44,151            2,538          46,689
 Interest income (expense), net ...........          4,413             (126)          4,287
 Other income .............................          3,147               --           3,147
                                                  --------          -------        --------
 Income before taxes ......................         51,711            2,412          54,123
 Provision for income taxes ...............         16,938              838          17,776
                                                  --------          -------        --------
 Net income ...............................       $ 34,773          $ 1,574        $ 36,347
                                                  ========          =======        ========
 Net income per share .....................       $   0.96          $  0.25        $   0.92
                                                  ========          =======        ========
 Number of shares used in
 per share calculation ....................         36,054            6,379          39,626
                                                   ========          =======        ========

 -------------------


 See accompanying "Notes to Unaudited Pro Forma Combined Financial Statements."

UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
($ in thousands, except per share data)

                                                           YEAR ENDED DECEMBER 31, 1995
                                                 ------------------------------------------------
                                                                                         COMBINED
                                                 PICTURETEL         MULTILINK           PRO FORMA
                                                 ----------         ---------           ---------
 Revenues ...................................     $346,758          $ 17,041            $363,799
 Cost of revenues ...........................      175,043             3,739             178,782
                                                  --------          --------            --------
   Gross profit .............................      171,715            13,302             185,017
 Operating Expenses:
   Research and Development .................       46,184             2,532              48,716
   Selling, general and administrative ......      101,229             7,118             108,347
                                                  --------          --------            --------
     Total operating expenses ...............      147,413             9,650             157,063
                                                  --------          --------            --------
 Operating income ...........................       24,302             3,652              27,954
 Interest income (expense), net .............        3,152               (92)              3,060
 Other income ...............................           87                --                  87
                                                  --------          --------            --------

 Income before taxes ........................       27,541             3,560              31,101
 Provision for income taxes .................        7,915             1,327               9,242
                                                  --------          --------            --------
 Net income .................................     $ 19,626          $  2,233            $ 21,859
                                                  ========          ========            ========
 Net income per share .......................     $   0.56          $   0.37            $   0.57
                                                  ========          ========            ========
 Number of shares used in
 per share calculation ......................       35,014             6,097              38,428
                                                   ========          ========            ========

 -------------------


 See accompanying "Notes to Unaudited Pro Forma Combined Financial Statements."

  UNAUDITED PRO FORMA COMBINED STATEMENTS OF INCOME
  ($ in thousands, except per share data)

                                                             YEAR ENDED DECEMBER 31, 1994
                                                   ----------------------------------------------
                                                                                         COMBINED
                                                   PICTURETEL        MULTILINK          PRO FORMA
                                                   ----------        ---------          ---------
 Revenues ...................................       $255,193          $17,648            $272,841
 Cost of revenues ...........................        129,039            4,527             133,566
                                                    --------          -------            --------
   Gross profit .............................        126,154           13,121             139,275
 Operating Expenses:
   Research and Development .................         38,327            1,679              40,006
   Selling, general and administrative ......         82,618            6,214              88,832
                                                    --------          -------            --------
     Total operating expenses ...............        120,945            7,893             128,838
                                                    --------          -------            --------

 Operating income ...........................          5,209            5,228              10,437
 Interest income (expense), net .............          1,841             (118)              1,723
 Other expense ..............................           (101)              --                (101)
                                                    --------          -------            --------

 Income before taxes ........................          6,949            5,110              12,059
 Provision for income taxes .................          2,370            2,020               4,390
                                                    --------          -------            --------
 Net income .................................       $  4,579          $ 3,090            $  7,669
                                                    ========          =======            ========
 Net income per share .......................       $   0.15          $  0.51            $   0.22
                                                    ========          =======            ========
 Number of shares used in
 per share calculation ......................         31,354            6,045              34,739
                                                     ========          =======            ========


 -------------------


 See accompanying "Notes to Unaudited Pro Forma Combined Financial Statements."

  Notes to Unaudited Pro Forma Combined Financial Statements:




  1. Upon the consummation of the Merger, each then outstanding share of MultiLink Common Stock will automatically be converted into the right to receive the number of shares of PictureTel Common Stock equal to the Exchange Ratio. Based upon the capitalization of MultiLink on June 5, 1997, it is currently anticipated that each share of MultiLink Common Stock will convert into the right to receive approximately .56 shares of PictureTel Common Stock. In the aggregate, PictureTel will exchange approximately 3,750,000 shares of PictureTel Common Stock for all the shares of MultiLink Common Stock outstanding immediately prior to the Effective Date, including all the shares of MultiLink Common Stock issued upon the exercise prior to the Effective Date of outstanding vested MultiLink Options.




  2. PictureTel anticipates that it will incur a charge for Merger-related expenses totaling approximately $2.0 to $3.0 million. Such Merger-related expenses include investment advisory fees, regulatory filing costs, legal and accounting expenses, other transaction costs and costs to eliminate duplicative facilities and other consolidation costs. The unaudited pro forma combined balance sheet and statements of income do not reflect these charges, which PictureTel anticipates will be recorded during the third quarter of 1997, the quarter in which the Merger is expected to be consummated.




  3. The unaudited pro forma combined financial statements do not include adjustments to conform the accounting policies of MultiLink to those followed by PictureTel as there are no significant differences which would have a material impact on the financial statements of the combined company.


  4. The pro forma combined net income per share amounts in the unaudited pro forma combined statements of income are based on the historical weighted average number of shares of PictureTel Common Stock and dilutive PictureTel Common Stock equivalents outstanding during each period presented. In addition, the shares of PictureTel Common Stock to be issued in connection with the Merger, based on the equivalent weighted average shares and the dilutive common share equivalents of MultiLink outstanding during each period presented, are treated as outstanding during each such period.

                   DESCRIPTION OF CAPITAL STOCK OF PICTURETEL

       The following description does not purport to be complete and is subject in all respects to the applicable provisions of PictureTel's Restated Certificate of Incorporation and By-Laws, copies of which are filed as exhibits to the registration statement, of which this Proxy Statement/Prospectus is a part.

       The total authorized capital stock of PictureTel is 95,000,000 shares, consisting of 80,000,000 shares of Common Stock, $.01 par value, and 15,000,000 shares of Preference Stock, $.01 par value, of which 800,000 are designated Junior Preference Stock.

  COMMON STOCK

       Subject to the powers, preferences and rights of any preferred stock, including the Preference Stock, the holders of PictureTel Common Stock are entitled to all powers and voting and other rights pertaining to the stock of PictureTel and each share of PictureTel Common Stock is entitled to one vote. There is no cumulative voting. Holders of PictureTel Common Stock have no preemptive or other subscription rights, and there are no conversion, redemption or sinking fund provisions applicable thereto. The Board of Directors of PictureTel is authorized to issue from time to time all of the authorized and unissued shares of PictureTel Common Stock.

  PREFERENCE STOCK

       The Board of Directors of PictureTel is authorized to issue Preference Stock from time to time in one or more series, each of such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences and special rights as shall be determined by the Board of Directors in a resolution or resolutions providing for the issue of such stock.

  RIGHTS PLAN

       On March 25, 1992, the Board of Directors of PictureTel declared a dividend of one purchase right (a "Right") for every outstanding share of PictureTel's Common Stock. After giving effect to the split, each Right entitles the holder to purchase from PictureTel one two-hundredths of a share of Junior Preference Stock at a price of $90 per one two-hundredths of a share, subject to adjustment. The Rights will become exercisable on the fifteenth business day following the date of a public announcement that an acquiring person (as defined in the Rights Agreement, the definition of which provides for certain limited exclusions) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of PictureTel's outstanding Common Stock or on the fifteenth business day following the commencement of a tender offer or exchange offer that would result in an acquiring person owning 15% or more of PictureTel's outstanding Common Stock.

       If PictureTel were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would be entitled to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. If an acquiring person has acquired or obtained the right to acquire 15% of PictureTel's Common Stock, each holder of a Right, other than the acquiring person, will be entitled to receive shares of PictureTel's Common Stock having a market value of two times the exercise price of the Right. At any time PictureTel may redeem the Rights at a redemption price of $0.005 per Right. The Rights expire March 25, 2002.

                        COMPARISON OF STOCKHOLDER RIGHTS

       The rights of MultiLink stockholders are governed by the laws of The Commonwealth of Massachusetts, including Chapter 156B of the Massachusetts Business Corporation Law (the "MBCL") and by MultiLink's Articles of Organization, as amended (the "MultiLink Articles"), and MultiLink's By-Laws, as amended (the "MultiLink By-Laws"). Upon consummation of the Merger, the MultiLink stockholders will become stockholders of PictureTel and their rights as stockholders of PictureTel will be governed by the laws of the State of Delaware, including the

General Corporation Law of the State of Delaware (the "DGCL"), by PictureTel's Third Restated Certificate of Incorporation (the "PictureTel Certificate"), and PictureTel's By-Laws, as amended, (the "PictureTel By-Laws"), which differ in certain material respects from the MBCL, the MultiLink Articles and the MultiLink By-Laws. The following is a summary of certain differences between the rights of MultiLink stockholders compared with those of PictureTel stockholders.

       The following summary does not purport to be a complete description of the rights of stockholders of MultiLink or the rights of stockholders of PictureTel or a comprehensive comparison of such rights, and is qualified in its entirety by reference to the governing law, to the PictureTel Certificate and By-Laws and to the MultiLink Articles and By-Laws, to which MultiLink's stockholders are referred.


  VOTE REQUIRED FOR MERGERS

       The DGCL generally requires the affirmative vote of a majority of a corporation's outstanding shares entitled to vote, unless the certificate of incorporation requires a greater proportion, to authorize a merger with another Delaware corporation except that, unless required by its charter, no authorizing stockholder vote is required of a corporation surviving a merger if
(i) such corporation's charter is not amended by the merger; (ii) each share of stock of such corporation will be an identical share of the surviving corporation after the merger; and (iii) the number of shares to be issued in the merger does not exceed twenty percent (20%) of such corporation's outstanding common stock immediately prior to the effective date of the merger (Section
251). Section 252 of the DGCL, applying to mergers between a Delaware and foreign corporation, incorporates by reference the approval requirements of
Section 251 with respect to the Delaware party to the merger and states that the foreign corporation must comply with the approval provisions of its own corporate law.

       Since the PictureTel Certificate does not modify the terms of Section 251 with respect to the vote required for a merger and since, pursuant to the terms set out by Section 251, the Merger qualifies as a transaction that does not require the acquiring corporation to take a vote of its stockholders, the PictureTel stockholders will not vote on the Merger.


       Section 78 of the MBCL provides that a merger between two or more Massachusetts corporations must be approved by two-thirds of the shares of each class of stock of each constituent corporation outstanding and entitled to vote thereon or by such lesser proportion (but not less than a majority) thereof as a corporation's articles or organization may provide. The MultiLink Articles provide that such approval may be accomplished by a majority of such shares outstanding and entitled to vote. Where the merger is between one or more Massachusetts corporations and one or more foreign corporations and the surviving corporation is to be a foreign corporation, the foregoing vote is required for the domestic corporation under Section 79 of the MBCL, but the foreign corporation is required only to comply with the applicable provisions of its jurisdiction of incorporation. With respect to the Merger, the DGCL does not require PictureTel to take a vote of its stockholders.


  ANTI-TAKEOVER PROVISIONS

       Section 203 of the DGCL prohibits a Delaware corporation from engaging in a "business combination" with an "interested shareholder" for three years following the date that such person becomes an interested shareholder. With certain exceptions, an interested shareholder is a person or group who or which owns 15% or more of the corporation's outstanding voting stock (including any rights to acquire stock pursuant to an opinion, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation which was the owner of 15% or more of such voting stock at any time within the previous three years.

       For purposes of Section 203, the term "business combination" is defined broadly to include mergers with or caused by the interested shareholder; sales or other dispositions to the interested shareholder (except proportionately with the corporation's other shareholders) of assets of the corporation or a subsidiary equal to 10% or more of the aggregate market value of the corporation's consolidated assets or its outstanding stock; the issuance or transfer by the corporation or a subsidiary of stock of the corporation or such subsidiary to the interested shareholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested shareholder's proportionate ownership of any class or series of the corporation's or such subsidiary's stock); and receipt by the interested shareholder (except proportionately as a shareholder), directly or indirectly, of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation or a subsidiary.

       The three-year moratorium imposed on business combinations by Section 203 does not apply if: (i) prior to the date on which such shareholder becomes an interested shareholder the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder; (ii) the interested shareholder owns 85% of the corporation's voting stock upon consummation of the transaction which made him an interested shareholder (excluding shares held by certain affiliates of the corporation); or (iii) on or after the date such person becomes an interested shareholder, the business combination is approved by both the board of directors and 66 2/3% of the outstanding voting stock of the corporation (excluding shares held by the interested shareholder).

       Section 203 only applies to Delaware corporations which have a class of voting stock that is listed on a national securities exchange, is quoted by an interdealer quotation system such as Nasdaq or is held of record by more than 2,000 shareholders. A Delaware corporation may elect in its original certificate of incorporation, or by amending its certificate of incorporation or by-laws, that it will not be governed by Section 203. Any such amendment must be approved by the shareholders and may not be further amended by the board of directors. PictureTel has not "opted out" of the provisions of Section 203.

       Section 203 has been challenged in lawsuits arising out of ongoing takeover disputes, and it is not yet clear whether and to what extent its constitutionality will be upheld by the courts. Although the United States District Court for the District of Delaware has consistently upheld the constitutionality of Section 203, the Delaware Supreme Court has not yet considered the issue.

       Pursuant to the PictureTel Certificate, the directors of PictureTel are expressly granted the power to authorize the issuance of preferred stock in one or more series and to determine with respect to each series all the preferences, powers, or other special rights of such series to the full extent permitted by law. This ability to issue series of preferred stock with various rights could be used to deter attempts to acquire PictureTel.

       Chapter 110F of the Massachusetts General Laws ("Chapter 110F") prohibits a corporation with 200 or more stockholders from engaging in a "Business Combination" (as defined in Chapter 110F) with an "Interested Stockholder" (defined generally as a person who, together with affiliates and associates, owns 5% or more of such corporation's outstanding voting stock, or as an affiliate or associate of such corporation who, together with affiliates and associates, owned 5% or more of such corporation's outstanding voting stock, or as an affiliate or associate of such corporation who, together with affiliates and associates, owned 5% or more of such corporation's outstanding voting stock at any time within the immediately preceding three-year period) for three years following the date such person became an Interested Stockholder. The provision is not applicable when (i) prior to the date the stockholder became an Interested Stockholder, the board of directors of the corporation approved either the Business Combination or the transaction that resulted in the stockholder becoming an Interested Stockholder, (ii) upon consummation of the transaction that resulted in the stockholder becoming an Interested Stockholder, such Interested Stockholder owned at least 90% of the outstanding voting stock of the corporation, not including shares owned by directors who are also officers and by certain employee stock plans or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the Business Combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock entitled to vote thereon, excluding shares owned by the Interested Stockholder. These restrictions generally do not apply to Business Combinations with an Interested Stockholder that are proposed subsequent to the public announcement of, and prior to the consummation or abandonment of, certain mergers, sales of a majority of a corporation's assets or tender offers for 50% or more of the corporation's voting stock. Chapter 110F allows corporations to elect not to be subject to the preceding provisions of the Massachusetts Law. MultiLink has not so elected.

  PICTURETEL'S RIGHTS AGREEMENT

       PictureTel has issued Rights pursuant to its Rights Agreement, which allow the holders of the Rights to convert them into common stock of PictureTel or the acquiring corporation on favorable terms upon the happening of certain events. The Rights will become exercisable on the fifteenth business day following the date of a public announcement that an acquiring person (as defined in the Rights Agreement, the definition of which provides for certain limited exclusions) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of PictureTel's outstanding Common Stock or on the fifteenth business day following the commencement of a tender offer or exchange offer that would result in an acquiring person owning 15% or more of PictureTel's outstanding Common Stock. If PictureTel were acquired in a merger or other business combination, or more than 25% of its assets or earning power were sold, each holder of a Right would be entitled to exercise such Right and thereby receive common stock of the acquiring company with a market value of two times the exercise price of the Right. If an acquiring person has acquired or obtained the right to acquire 15% of PictureTel's Common Stock, each holder of a Right, other than the acquiring person, will be entitled to receive shares of PictureTel's Common Stock having a market value of two times the exercise price of the Right. At any time PictureTel may redeem the Rights at a redemption price of $0.005 per Right. The Rights expire March 25, 2002.

  APPRAISAL RIGHTS

       Section 262 of the DGCL provides for appraisal rights only in the case of a statutory merger or consolidation of the corporation where the petitioning shareholder does not consent to the transaction. In addition, no appraisal rights are available where the corporation is to be the surviving corporation and a vote of its shareholders is not required under DGCL Section 251(f). There are also no appraisal rights, unless otherwise provided for in a corporation's certificate of incorporation, for shares listed on a national securities exchange or held by more than 2,000 holders of record, unless such shareholders would be required to accept anything other than shares of the surviving corporation, shares of another corporation so listed or held by such number of holders of record, cash in lieu of fractional shares of such stock or any combination thereof. The PictureTel Certificate does not provide for such additional appraisal rights.

       Pursuant to Sections 85 and 76 of the MBCL, a shareholder of a Massachusetts corporation who complied with the statutory procedures is entitled to demand payment for his or her shares in the event that the corporation has voted to consolidate or merge with another corporation or to sell, lease or exchange all or substantially all of its property and assets or has adopted any amendment of its articles of organization that adversely affects the rights of such shareholder. For more information concerning dissenter's rights under the MBCL, see "The Merger--Appraisal and Dissenters' Rights".

  AMENDMENT OF BY-LAWS

       Section 109 of the DGCL provides that the power to adopt, amend or repeal by-laws shall be in the shareholders entitled to vote, provided that a corporation may, in its certificate of incorporation, confer such powers on the board of directors, such power to be concurrent with that of the shareholders. In accordance with the PictureTel Certificate, the PictureTel Board is expressly authorized to make, alter, amend or repeal the PictureTel By-Laws, subject to any limitations set forth in the PictureTel By-Laws, of which there currently are none.

       Section 17 of the MBCL provides that shareholders have the power to make, amend or repeal by-laws and, if authorized in the articles of organization of the corporation, the by-laws may provide that directors may also make, amend or repeal by-laws, except with respect to any provision thereof which by-law, the articles of organization or the by-laws requires action by the shareholders. And by-laws adopted by the directors of the corporation may be amended or repealed by the shareholders. In the event the directors make, amend or repeal any by-law, notice of such action stating the substance of the change to the by-laws must be given to all shareholders entitled to vote on by-law amendments not later than the time of the giving of notice of the meeting of shareholders next following the action by the directors. As expressly permitted by the MultiLink Articles, the MultiLink By-Laws grant the MultiLink Board of

Directors the power to amend or repeal the MultiLink By-Laws by a majority vote of the Directors then in office, provided that: (i) the Directors may not amend or repeal any provision of the MultiLink By-Laws which by law, the MultiLink Articles or the MultiLink By-Laws requires action by the stockholders; (ii) notice of the change to the MultiLink By-Laws shall be given to MultiLink shareholders not later than the time of the giving of notice of the next stockholders meeting; and (iii) any amendment or repeal of the MultiLink By-Laws by the Board may be amended or repealed by the MultiLink stockholders. The MultiLink Articles provide that neither the MultiLink Articles nor ByLaws may be amended in any way that affects the preferences, voting powers, or other special rights of the MultiLink preferred stock without the prior consent of the holders of at least two-thirds of each class of shares of preferred stock.
MultiLink currently has no outstanding preferred stock.

  LIMITATION ON DIRECTORS' LIABILITY, INDEMNIFICATION OF OFFICERS AND DIRECTORS

       Section 102 of the DGCL allows a corporation to include in its certificate of incorporation a provision that limits or eliminates the personal liability of directors to the corporation and its shareholders for monetary damages for breach of fiduciary duty as a director. Section 102 of the DGCL does not, however, permit a corporation to limit or eliminate the personal liability of a director for (i) any breach of the director's duty of loyalty to the corporation or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) intentional or negligent payment of unlawful dividends or unlawful stock purchases or redemptions or (iv) any transaction from which the director derives an improper personal benefit. The PictureTel Certificate provides for limitations on directors' liability to the fullest extent permitted by the DGCL.

       Section 145 of the DGCL provides that a corporation may indemnify any of its officers and directors party to any action, suit or proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another organization by, among other things, a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, provided that such officer or director acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation. The PictureTel Certificate provides for indemnification of officers and directors of PictureTel to the maximum extent and in the manner permitted by the DGCL.

       Section 67 of the MBCL provides that indemnification of directors, officers, employees and other agents of a corporation, and persons who serve at its request as directors, officers, employees or other agents of another organization, may be provided by the corporation to whatever extent specified in or authorized by (i) the articles of organization, (ii) a by-law adopted by the shareholders or (iii) a vote adopted by the holders of a majority of the shares entitled to vote on the election of directors. The MultiLink By-Laws provide for indemnification of directors, officers, employees and other agents of MultiLink to the maximum extent permitted by the MBCL. The MultiLink Articles and By-Laws include provisions eliminating the personal liability of MultiLink's directors for monetary damages resulting from breaches of their fiduciary duty except (i) for any breach of the director's duty of loyalty to MultiLink or its shareholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Sections 61 and 62 of the MBCL or (iv) with respect to any transaction from which the director derived an improper personal benefit.

  CUMULATIVE VOTING FOR DIRECTORS

       Section 214 of the DGCL permits cumulative voting for directors to the extent provided for in a Delaware corporation's certificate of incorporation. The PictureTel Certificate does not provide for cumulative voting. As a result, the shareholders of PictureTel do not have cumulative voting rights. The elimination of cumulative voting limits the ability of minority shareholders to obtain representation on the PictureTel Board.

       While the MBCL does not expressly prohibit cumulative voting, it is generally understood that cumulative voting is not permitted in Massachusetts corporations.

  REMOVAL OF DIRECTORS

       Under Section 141 of the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) unless the certificate of incorporation otherwise provides, in the case of a corporation having a classified board, shareholders may effect such removal only for cause and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors. PictureTel does not have a classified board of directors or cumulative voting.

       Under Section 51 of the MBCL, unless the articles of organization or by-laws provide otherwise, (i) directors and officers elected by shareholders may be removed from their respective offices with or without cause by the vote of the holders of a majority of the shares entitled to vote in the election of directors or such officers, as the case may be, provided that the directors of a class elected by a particular class of shareholders and officers elected by a particular class of shareholders may be removed only by the vote of the holders of a majority of the shares of the particular class of shareholders entitled to vote for the election of such directors or officers, as the case may be; (ii) officers elected or appointed by the directors may be removed from their respective offices, with or without cause, by vote of a majority of the directors then in office; and (iii) any director and any officer elected by the shareholders, may be removed from office for cause by vote of a majority of the directors then in office. The MultiLink By-Laws modify Section 51 in the following ways: (i) MultiLink's Directors may remove any officer with or without cause by a vote of a majority of the Directors then in office; and (ii) an Officer or a Director of MultiLink may be removed for cause only after reasonable notice and opportunity to be heard by the body proposing to remove him prior to their taking any action with respect to his removal.

  NEWLY CREATED DIRECTORSHIPS AND VACANCIES

       Section 223 of the DGCL provides that vacancies and newly created directorships may be filled by a majority of the directors then in office (even though less than a quorum) unless (i) otherwise provided in the certificate of incorporation or by-laws of the corporation (the PictureTel Certificate and By-Laws do not provide otherwise) or (ii) the certificate of incorporation directs that a particular class is to elect such director, in which case any other directors elected by such class, or a sole remaining director, shall fill such vacancy (the PictureTel Certificate does not have such a provision). In addition, if, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board, the Delaware Court of Chancery may, upon application of shareholders holding at least ten percent of the shares outstanding at the time and entitled to vote for such directors, summarily order an election to be held to fill any such vacancies or newly created directorships, or to replace the directors chosen by the directors then in office. Such elections are to be conducted in accordance with the procedures provided by the DGCL. Unless otherwise provided in the certificate of incorporation or by-laws, when one or more directors resign from the board, a majority of directors then in office, including those who have so resigned, may vote to fill the vacancy. The PictureTel By-Laws limit this provision with respect to directors that have resigned such that it applies only where the director's resignation is effective at a future date.

       Section 52 of the MBCL provides that, unless otherwise provided in a corporation's articles of organization, any vacancy in the board of directors (including a vacancy resulting from the enlargement of the board) may be filled in the manner prescribed in the by-laws or in the absence of such a by-law, by the directors. The MultiLink By-Laws provide that any such vacancy, however occurring, including a vacancy resulting from an enlargement of the MultiLink Board, may be filled by the MultiLink stockholders, or in the absence of stockholder action, by the Directors.

  SPECIAL MEETINGS

       Under Section 211 of the DGCL, special meetings of shareholders may be called by the board of directors and by such other person or persons authorized to do so by the corporation's certificate of incorporation or by-laws. Under the PictureTel By-Laws, a special meeting of shareholders may be called by the Chairman of the Board, if any, the President, or the PictureTel Board of Directors.

       Under Section 34 of the MBCL, special meetings of shareholders may be called by the president or by the directors, and shall be called by the clerk, or in case of death, absence, incapacity or refusal of the clerk, by any other officer, upon written application of one or more shareholders who hold at least 10% in interest of the capital stock entitled to vote thereat. In case none of the officers is able and willing to call a special meeting, the supreme judicial or superior court, upon application of one or more shareholders who hold at least 10% in interest of the capital stock entitled to vote thereat, will have jurisdiction to authorize one or more of such shareholders to call a meeting by giving such notice as is required by law. The MultiLink By-Laws provide special meetings of the shareholders may be called by the president or the directors, and, upon written application of one or more shareholders who hold at least 10% of the capital stock entitled to vote at a meeting, a special meeting shall be called by the clerk or in case of the death, absence, incapacity or refusal of the clerk, by any other officer.

  INSPECTION RIGHTS

       Section 220 of the DGCL provides that any shareholder, upon written demand stating the purpose of the inspection, shall have the right to inspect for any proper purpose the corporation's stock ledger, a list of its shareholders, and its other books and records.

       Section 32 of the MBCL generally provides that a shareholder may inspect a corporation's articles of organization, its by-laws, records of its meetings of incorporators and shareholders, a list of its shareholders, and its other stock and transfer records for any proper purpose.

  ELECTION OF DIRECTORS

       The PictureTel By-Laws provide that the PictureTel Board shall consist of at least one and no more than 15 members and that such number shall otherwise be fixed from time to time by resolution of the PictureTel Board.

       The MultiLink By-Laws provide that the MultiLink Board will consist of not less than six directors and that the number of directors may be increased and one or more additional directors elected at any special meeting of the stockholders.

  PREEMPTIVE RIGHTS

       Section 151 of the DGCL generally permits a Delaware corporation to provide its stockholders with the preemptive right to subscribe to capital stock or securities convertible into stock in its certificate of incorporation. The PictureTel Certificate does not provide for preemptive rights.

       Section 20 of the MBCL generally provides that no stockholder shall have any preemptive right to acquire stock of the corporation except to the extent provided in the articles of organization or in a by-law adopted by and subject to amendment only by the stockholders. MultiLink has no provision granting preemptive rights in the MultiLink Articles or By-Laws.

  DIVIDENDS

       Section 170 of the DGCL provides that a corporation, unless otherwise restricted by its certificate of incorporation, may declare and pay dividends out of surplus, or if no surplus exists, out of net profit for the fiscal year in which the dividend is declared or the preceding fiscal year (provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding shares of all classes having preference upon the distribution of assets). Additionally, the DGCL provides that, in general, a corporation may redeem or repurchase its shares only out of surplus. The PictureTel Certificate does not alter these provisions of the DGCL.

       The MBCL describes no special sources for distributions. It specifies instead the liabilities which can result from an improper distribution by a corporation, both for the directors (Section 61) who authorize the distribution and the stockholders (Section 45) who receive it. Generally, an improper distribution is one made when a corporation is insolvent or would be rendered insolvent by part or all of the distribution. To the extent of the damage to the corporation, the directors who authorize it and the stockholders who receive it are jointly and severally liable to the corporation.

                                  LEGAL MATTERS

       Certain legal matters with respect to the validity of the securities offered hereby will be passed upon for PictureTel by Ropes & Gray, Boston, Massachusetts. Certain legal matters in connection with the Merger will be passed upon for MultiLink by Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS

         The consolidated financial statements and the related consolidated financial statement schedule of PictureTel Corporation as of December 31, 1996 and 1995, and for each of the three years in the period ended December 31, 1996, have been incorporated by reference herein and in the Registration Statement, of which this Proxy Statement/Prospectus is a part, in reliance upon the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

       The consolidated financial statements of MultiLink, Inc. and Subsidiary as of September 30, 1996 and 1995, and for each of the years in the three-year period ended September 30, 1996, have been included herein in reliance on the report of KPMG Peat Marwick LLP, independent accountants, which is given upon the authority of said firm as experts in accounting and auditing.

                         MULTILINK, INC. AND SUBSIDIARY

                           FINANCIAL STATEMENTS INDEX


                                                                    PAGE NUMBER

  Independent Accountants' Report ....................................  F-2

  Consolidated Balance Sheets as of September 30, 1996
    and 1995 .........................................................  F-3

  Consolidated Statements of Income for the years
    ended September 30, 1996, 1995 and 1994 ..........................  F-4

  Consolidated Statements of Stockholders' Equity
    for the years ended September 30, 1996, 1995 and 1994 ............  F-5

  Consolidated Statements of Cash Flows for the years
    ended September 30, 1996, 1995 and 1994 ..........................  F-6

  Notes to Consolidated Financial Statements .........................  F-7

  INDEPENDENT ACCOUNTANTS' REPORT


  The Board of Directors and Stockholders of MultiLink, Inc. and Subsidiary:

  We have audited the accompanying consolidated balance sheets of MultiLink, Inc. and subsidiary as of September 30, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended September 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MultiLink, Inc. and subsidiary as of September 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 1996 in conformity with generally accepted accounting principles.



  KPMG Peat Marwick LLP
  Boston, Massachusetts
  November 4, 1996

                         MULTILINK, INC. AND SUBSIDIARY

                                             CONSOLIDATED BALANCE SHEETS


                                                                                        September 30,
                                                                                -----------------------------        March 31,
                               ASSETS                                               1996              1995              1997
                               ------                                           -----------       -----------       -----------
                                                                                                                    (unaudited)
CURRENT ASSETS:

Cash                                                                            $   375,509       $   117,298       $ 1,905,801

Accounts receivable, less allowance for doubtful accounts of
$441,758, $175,334 and $218,862 in 1996,
1995 and March 31, 1997, respectively                                             4,683,497         5,417,813         6,236,320

Inventories (note 3)                                                              2,690,358         1,792,880         3,320,545

Deferred tax assets (note 10)                                                       512,194           494,080           512,193

Refundable income taxes                                                             275,212                --           275,212

Prepaid expenses                                                                     33,417           103,488            62,578
                                                                                -----------       -----------       -----------
           TOTAL CURRENT ASSETS                                                   8,570,187         7,925,559        12,312,649

Property and equipment, net (note 4)                                              3,529,854         2,716,381         4,205,642

Capitalized software development costs, net                                       2,277,623         1,504,609         1,902,621

Purchased software costs, net                                                       128,305           226,675           187,967

Other assets                                                                        111,991            99,074           220,998
                                                                                -----------       -----------       -----------
                  TOTAL ASSETS                                                  $14,617,960       $12,472,298       $18,829,877
                                                                                ===========       ===========       ===========

            LIABILITIES AND STOCKHOLDERS' EQUITY
            ------------------------------------

CURRENT LIABILITIES:

Notes payable (note 5)                                                          $      --         $   800,000       $ 3,223,115

Subordinated demand notes payable (note 5)                                             --             742,600              --

Current installments under capital leases (note 6)                                  128,859              --             128,859

Accounts payable                                                                    964,456           748,103         1,894,190

Deferred revenue                                                                    416,781           114,552         1,154,692

Income taxes payable                                                                   --             237,800              --

Accrued liabilities                                                               1,717,668         1,445,049         1,283,420
                                                                                -----------       -----------       -----------
                  TOTAL CURRENT LIABILITIES                                       3,227,764         4,088,104         7,684,276

Capital lease obligations, net of current installments (note 6)                     268,081              --             198,626

Deferred rent liabilities (note 6)                                                   29,251            64,353            11,700

Deferred tax liabilities (note 10)                                                1,143,070           757,390         1,143,070
                                                                                -----------       -----------       -----------
                  TOTAL LIABILITIES                                               4,668,166         4,909,847         9,037,672
                                                                                -----------       -----------       -----------

Commitments and contingencies (note 6)

STOCKHOLDERS' EQUITY (NOTES 7, 8 AND 9):

Common stock, $.01 par value; 15,000,000 shares authorized;                          61,838            51,370            62,292
6,183,795, 5,136,937 and 6,229,237 shares issued and
outstanding in 1996, 1995, and March 31, 1997, respectively

Additional paid-in capital                                                        3,478,976         2,676,366         3,507,589

Retained earnings                                                                 6,408,980         4,834,715         6,222,324
                                                                                -----------       -----------       -----------
       TOTAL STOCKHOLDERS' EQUITY                                                 9,949,794         7,562,451         9,792,205
                                                                                -----------       -----------       -----------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                               $14,617,960       $12,472,298       $18,829,877
                                                                                ===========       ===========       ===========


See notes to consolidated financial statements.

                         MULTILINK, INC. AND SUBSIDIARY


                                          CONSOLIDATED STATEMENTS OF INCOME




                                                         Years Ended September 30,                 Six Months Ended
                                                 -----------------------------------------            March 31,
                                                                                              --------------------------
                                                                                                      (unaudited)
                                                     1996           1995           1994          1997            1996
                                                 -----------    -----------    -----------    -----------     ----------

Revenues (note 11)                               $22,420,351    $17,041,597    $17,647,989    $12,008,919     $9,662,505

Cost of revenues                                   5,004,648      3,739,279      4,526,715      2,581,106      2,296,549
                                                 -----------    -----------    -----------    -----------     ----------

    Gross profit                                  17,415,703     13,302,318     13,121,274      9,427,813      7,365,956

Operating expenses:

    Research and development                       5,366,280      2,532,145      1,679,073      3,307,060      2,038,712

    Selling, general and administrative            9,511,611      7,118,420      6,214,085      6,371,570      4,301,739
                                                 -----------    -----------    -----------    -----------     ----------
Total operating expenses                          14,877,891      9,650,565      7,893,158      9,678,630      6,340,451

Operating income (loss)                            2,537,812      3,651,753      5,228,116       (250,817)     1,025,505

Interest expense, net                                125,903         91,851        118,076         57,700         81,465
                                                 -----------    -----------    -----------    -----------     ----------
Income (loss) before income taxes                  2,411,909      3,559,902      5,110,040       (308,517)       944,040

Income tax expense (benefit) (note 10)               837,644      1,327,075      2,020,250       (121,861)       377,645
                                                 -----------    -----------    -----------    -----------     ----------
Net income (loss)                                $ 1,574,265    $ 2,232,827    $ 3,089,790    $  (186,656)    $  566,395
                                                 ===========    ===========    ===========    ===========     ==========

    Net income (loss) per share                  $       .25    $       .37    $       .51    $      (.03)    $      .09
                                                 ===========    ===========    ===========    ===========     ==========

Weighted average number of common and
  common equivalent shares outstanding             6,379,361      6,097,100      6,044,601      6,212,356      6,401,612
                                                 ===========    ===========    ===========    ===========     ==========


See notes to consolidated financial statements.

                         MULTILINK, INC. AND SUBSIDIARY

                                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY



                                                     Common Stock
                                             ----------------------------     Additional      Retained
                                              Number of                        Paid-in        Earnings       Stockholders'
                                                Shares          Amount         Capital        (Deficit)         Equity
                                             -----------     ------------    -----------     -----------     -------------

Balance, September 30, 1993                    3,126,778     $    31,268     $   428,877     $   (12,160)     $   447,985

   Exercise of employee stock options
     (note 9)                                    119,737           1,197          17,093              --           18,290

   Exercise of stock purchase warrants
     (note 7)                                    100,000           1,000          49,000              --           50,000

   Net Income                                         --              --              --       3,089,790        3,089,790
                                               ---------     -----------     -----------     -----------      -----------

Balance, September 30, 1994                    3,346,515          33,465         494,970       3,077,630        3,606,065

   Exercise of employee stock options
     (note 9)                                    802,469           8,025         156,074              --          164,099

   Exercise of stock purchase warrants
     (note 7)                                    150,000           1,500          73,500              --           75,000

   Conversion of preferred stock to
     common stock (note 8)                       837,953           8,380       1,951,822              --        1,960,202

   Dividends (note 8)                                 --              --              --        (475,742)        (475,742)

   Net Income                                         --              --              --       2,232,827        2,232,827
                                               ---------     -----------     -----------     -----------      -----------

Balance, September 30, 1995                    5,136,937          51,370       2,676,366       4,834,715        7,562,451

   Exercise of employee stock options
     (note 9)                                    109,358           1,093          69,385              --           70,478

   Conversion of subordinated debt to
     common stock (note 5)                       937,500           9,375         733,225              --          742,600

   Net Income                                         --              --              --       1,574,265        1,574,265
                                               ---------     -----------     -----------     -----------      -----------

Balance, September 30, 1996                    6,183,795     $    61,838     $ 3,478,976     $ 6,408,980      $ 9,949,794

   Exercise of employee
      stock options (unaudited)                   45,442             454          28,613              --           29,067

   Net Loss (unaudited)                               --              --              --        (186,656)        (186,656)
                                               ---------     -----------     -----------     -----------      -----------

Balance, March 31, 1997 (unaudited)            6,229,237     $    62,292     $ 3,507,589     $ 6,222,324      $ 9,792,205
                                               =========     ===========     ===========     ===========      ===========

See notes to consolidated financial statements.

                         MULTILINK, INC. AND SUBSIDIARY

                                        CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                                                           Six Months Ended
                                                                Years Ended September 30,                      March 31,
                                                        -----------------------------------------     --------------------------
                                                                                                              (unaudited)
                                                            1996           1995           1994            1997          1996
                                                        -----------    -----------    -----------     -----------    -----------

Cash flows from operating activities:
   Net income (loss)                                    $ 1,574,265    $ 2,232,827    $ 3,089,790     $  (186,656)   $   566,395
   Adjustments to reconcile net income (loss) to net
       cash provided by (used in) operating activities:
            Depreciation                                    934,276        571,813        369,508         627,840        370,285
            Amortization                                    288,355        220,900        155,253         447,000        144,178
            Provision for losses on accounts receivable     266,424          8,601        (18,083)       (222,896)        40,024
            Deferred rent liabilities                       (35,102)       (32,294)         8,464         (17,551)       (17,651)
            Deferred taxes                                  367,566        189,316         73,994              --             --
            Changes in assets and liabilities:
                Decrease (increase) in:
                   Accounts receivable                      467,892        738,400     (2,475,725)     (1,329,927)     1,051,120
                   Inventories                             (897,478)      (938,867)       143,764        (630,187)      (366,156)
                   Prepaid expenses and other assets         57,154        (91,554)      (392,696)       (138,163)        72,129
                   Refundable income taxes                 (275,212)            --             --              --             --
                Increase (decrease) in:
                   Accounts payable                         216,353        (17,544)        43,510         929,734         50,538
                   Income taxes payable                    (237,800)      (238,687)       305,939              --       (237,800)
                   Accrued liabilities and deferred
                     revenue                                574,848       (326,041)       963,434         303,665        482,203
                                                        -----------    -----------    -----------     -----------    -----------
                      Net cash provided by (used in)
                        operating activities              3,301,541      2,316,870      2,267,152        (217,141)     2,155,265
                                                        -----------    -----------    -----------     -----------    -----------

Cash flows from investing activities:
   Purchase of property and equipment                    (1,330,422)    (1,955,610)      (593,892)     (1,303,631)      (691,639)
   Purchase of vendor software                              (51,200)      (125,000)      (240,432)       (131,662)            --
   Capitalized computer software development costs         (911,799)      (921,818)      (450,733)             --       (411,091)
                                                        -----------    -----------    -----------     -----------    -----------
                     Net cash used in
                       investing activities              (2,293,421)    (3,002,428)    (1,285,057)     (1,435,293)    (1,102,730)
                                                        -----------    -----------    -----------     -----------    -----------

Cash flows from financing activities:
   Payment of dividends                                          --       (475,742)            --              --             --
   Redemption of preferred stock                                 --       (650,001)            --              --             --
   Borrowings (repayments) of notes payable                (800,000)       800,000       (656,250)      3,223,115       (800,000)
   Principal payments under capital lease obligations       (20,387)       (21,921)      (115,273)        (69,456)            --
   Proceeds from issuance of common stock                    70,478        239,099         68,290          29,067         20,600
                                                        -----------    -----------    -----------     -----------    -----------
                     Net cash provided by (used in)
                       financing activities                (749,909)      (108,565)      (703,233)      3,182,726       (779,400)
                                                        -----------    -----------    -----------     -----------    -----------

Net increase (decrease) in cash                             258,211       (794,123)       278,862       1,530,292        273,135

Cash, beginning of the period                               117,298        911,421        632,559         375,509        117,298
                                                        -----------    -----------    -----------     -----------    -----------

Cash, end of the period                                 $   375,509    $   117,298    $   911,421     $ 1,905,801    $   390,433
                                                        ===========    ===========    ===========     ===========    ===========

Supplemental disclosures of cash flow information:

   Cash paid during the period for interest             $   141,030    $    91,851    $   124,684     $    57,700    $    96,593
                                                        ===========    ===========    ===========     ===========    ===========

   Cash paid during the period for income taxes         $ 1,044,253    $ 1,380,837    $ 1,633,847     $   263,000    $   301,000
                                                        ===========    ===========    ===========     ===========    ===========

Supplemental disclosures of noncash investing and financing activities:

   Transfers of inventory to property and equipment     $   542,451    $   127,927    $    96,241     $   211,492    $   180,745
                                                        ===========    ===========    ===========     ===========    ===========

   A capital lease obligation of $417,327 was incurred in 1996 when the Company entered into a lease for new equipment.

   On September 30, 1996, additional common stock was issued upon the conversion of $742,600 of subordinated debt.


See notes to consolidated financial statements.

                         MULTILINK, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  Years Ended September 30, 1996, 1995 and 1994
                 (Information as of March 31, 1997 is unaudited)


  (1)    BUSINESS

         MultiLink, Inc. and subsidiary (collectively, the "Company") is engaged in the design, manufacture, marketing and service of audioconferencing equipment. Founded in 1984, the Company is headquartered in Andover, Massachusetts and maintains sales offices in Kansas and the United Kingdom. In November 1996, MultiLink established a subsidiary in the United Kingdom for its European headquarters. The Company markets its products worldwide to large organizations for internal use and to entities that provide audioconferencing services to third parties. In August 1996, the Company released its first videoconferencing product incorporating video capability with audio-related functions already available in predecessor products.

  (2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Principles of Consolidation
         The consolidated financial statements include the accounts of MultiLink, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

         Interim Results (Unaudited)
         The accompanying balance sheet at March 31, 1997, the statement of stockholders' equity for the six months ended March 31, 1997 and the statement of operations and cash flows for the six months ended March 31, 1997 and 1996 are unaudited. In the opinion of management, these statements have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of financial data for such periods.

         Revenue Recognition
         Revenue from product sales is recognized upon shipment, and the Company's products are generally delivered without significant post-sale obligations to the customer. If significant obligations exist, revenue recognition is deferred until the obligations are satisfied.

         Revenue from service maintenance contracts is recognized ratably over the life of the service contract.

         Inventories
         Inventories are stated at the lower of cost (first-in, first-out method) or market.

         Property and Equipment
         Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the related assets or the term of the leases for equipment under capital leases, as appropriate.

         Upon sale or retirement of property and equipment, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is recognized currently. Expenditures for maintenance and repairs are expensed as incurred, while betterments and replacements are capitalized.

         Software Development Costs
         The Company capitalizes costs incurred to develop computer software incorporated into its products once the technological feasibility of the software has been established. Software costs capitalized are amortized over the estimated economic life of the product, which is generally estimated to be three years, on a straight-line basis from the time that the product is available for general release to customers. This method effects a greater annual amortization charge than using the ratio that current gross revenues for each product bear to the total of current and anticipated future gross revenues for that product. All costs incurred prior to the establishment of technological feasibility are charged to expense as incurred. In fiscal 1996, 1995 and 1994 capitalized $911,799, $921,818 and $450,733, respectively, in software costs. The recoverability of such costs is reviewed on an ongoing basis. Accumulated amortization as of September 30, 1996 and 1995 was $448,160 and $309,375, respectively.


         Purchased Software Costs
         The cost of purchased software from outside vendors was $51,200, $125,000, and $240,432 in 1996, 1995 and 1994, respectively. The total amount of such costs amortized to expense during those periods was $149,570, $97,504 and $43,336, respectively. The costs are amortized over the estimated economic life of the software, which is three years or less.


         Income Taxes
         The Company uses the asset and liability method to record income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and the respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         Use of Estimates
         Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

         Product Warranties
         The Company sells the majority of its products under unconditional repair warranties for up to one year. The Company provides for estimated warranty claims based on the historical claims experience.

         New Accounting Pronouncement
         In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established financial accounting and reporting standards for stock-based employee compensation plans. Companies are encouraged, rather than required, to adopt a new method that accounts for stock compensation awards based on their fair value using an option pricing model. Companies that do not adopt this new method will be required to make pro forma footnote disclosures of net income as if the fair value-based method of accounting required by SFAS No. 123 had been applied. The Company is required to adopt SFAS No. 123 beginning in fiscal 1997. Adoption of this pronouncement is not expected to have a material impact on the Company's financial position or results of operations because the Company intends to make pro forma footnote disclosures instead of adopting the new accounting method.

         Reclassifications
         Certain reclassifications to the 1995 and 1994 consolidated financial statements have been made to conform to the 1996 presentation.

  (3)    INVENTORIES

         Inventories consisted of the following:

                                                          September 30,              March 31,
                                                       1996           1995             1997
                                                    ----------     ----------       ----------

                Raw materials and purchased parts   $  678,548     $  360,276       $  857,254

                Work in process                        840,244        491,361          938,809

                Finished goods                       1,171,566        941,243        1,524,482
                                                    ----------     ----------       ----------


                                                    $2,690,358     $1,792,880       $3,320,545
                                                    ==========     ==========       ==========






  (4)    PROPERTY AND EQUIPMENT

         Property and equipment consisted of the following:

                                                          September 30,
                                                      1996             1995
                                                  -----------      -----------


                Audioconferencing equipment       $ 2,617,982      $ 1,943,691
                Furniture and fixtures                723,072          693,495
                Equipment under capital lease       1,170,699          753,372
                Leasehold improvements                408,214          308,580
                Office equipment                    1,540,708        1,013,788
                                                  -----------      -----------
                                                    6,460,675        4,712,926
                Less accumulated depreciation
                  and amortization                 (2,930,821)      (1,996,545)
                                                  -----------      -----------

                                                  $ 3,529,854      $ 2,716,381
                                                  ===========      ===========

  (5)    NOTES PAYABLE

         At September 30, 1996, the Company had an agreement for a bank line of credit of $3,000,000 ($2,000,000 in 1995) to provide working capital financing. Borrowings bear interest at the bank's base lending rate which was eight and one quarter percent (8.25%) at September 30, 1996. The line of credit is secured by substantially all of the Company's assets, is repayable upon demand and is available through December 30, 1997. As of September 30, 1996, there were no borrowings outstanding. As of September 30, 1995, $800,000 was outstanding under this line of credit. The line of credit may be withdrawn for reason of default by the Company, or if the Company fails to bring the balance outstanding under the line to zero for a period of 30 consecutive days prior to maturity.

         On September 30, 1992, the Company issued $750,000 of 10% subordinated demand notes due on or before September 30, 1996. Additionally, detachable common stock purchase warrants to purchase an aggregate of 937,500 shares of the Company's common stock at $.80 per share were issued to the purchasers of the subordinated demand notes. The proceeds were used for working capital and other general corporate purposes. The subordinated demand notes payable required interest only payments, in arrears, at the rate of 10% per annum on the last day of each calendar quarter. In accounting for the transaction, $7,400 of the proceeds of the subordinated demand notes was allocated to the detachable common stock purchase warrants and credited to additional paid-in capital.

         On September 30, 1996, the holders of the subordinated demand notes elected to exercise their warrants to purchase 937,500 shares of the Company's common stock. Each of the noteholders surrendered their subordinated notes to complete the transaction.

  (6)    LEASES

         The Company has entered into capital and operating leases for certain of its equipment and facilities. The operating leases are subject to adjustment for real estate tax increases and certain of the leases also provide for operating expense escalators and contain renewal options for periods up to 12 years.

         Future minimum lease payments at September 30, 1996 under these leases are as follows:

                                                                                    Capital       Operating
                                                                                     Lease         Leases
                                                                                   ---------     ----------

                           1997                                                    $ 159,025     $  766,615
                           1998                                                      159,025        595,757
                           1999                                                      132,521        607,438
                           2000                                                            -        619,120
                           2001                                                            -        630,801
                           2002 and thereafter                                             -      3,329,228
                                                                                   ---------     ----------

                  Total minimum lease payments                                     $ 450,571     $6,548,959
                                                                                                 ==========

                      Less amounts representing interest                             (53,631)
                                                                                   ---------

                      Present value of future minimum lease payments                 396,940

                      Less current installments                                     (128,859)
                                                                                   ---------

                  Obligations under capital lease, net of current installments     $ 268,081
                                                                                   =========

         Rent expense charged to operations under operating leases was approximately $505,000, $480,800 and $324,400 for the years ended September 30, 1996, 1995, and 1994, respectively.

         The Company was granted reduced rent under the lease for its office in Andover, Massachusetts. The accompanying consolidated statements of operations reflect rent expense on a straight-line basis over the term of the lease. An obligation of $29,251 and $64,353 representing pro rata future payments is reflected in the accompanying consolidated balance sheets at September 30, 1996 and 1995, respectively.

         The Company leases certain equipment to an unrelated third party under an operating lease. The operating lease is for a period of not more than one year and the future minimum rentals receivable on the noncancelable lease for the year ending September 30, 1997 is $329,933.

  (7)    COMMON STOCK

         On February 18, 1992, the Company issued a stock purchase warrant to purchase 150,000 shares of the Company's common stock at $.50 per share to a shareholder in return for guaranteeing $75,000 of bank debt for the period August 1, 1992 to January 31, 1993. The warrant was exercised in fiscal 1995. The warrant holder is entitled, at the Company's expense, to certain registration rights under the Securities Act of 1933 in connection with any shares of the Company's common stock issued pursuant to exercise of the warrant.

  (8)    REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

         As provided for under the preferred stock agreements, the Company was required to redeem in cash all shares of Preferred Stock then outstanding at March 1, 1995 at the liquidation value plus any accrued but unpaid dividends. On this date, the Company redeemed 329,830 shares of the outstanding preferred stock in the form of cash payments aggregating $1,125,743. Of this amount, $650,001 represented payment of liquidation value and $475,742 represented accrued but unpaid dividends.

         Also, on March 1, 1995, the Company, at the request of the remaining preferred stockholders, converted the remaining 819,458 shares into common stock. For Classes A and C of the Preferred Stock, each share was converted into one share of Common Stock. Class B Preferred stock, due to its anti-dilutive provision, was converted at a rate of 1.0878. The aggregate effect of this conversion was to issue 837,953 shares of common stock.

  (9)    STOCK OPTION PLANS

         In April 1997, the shareholders of the Company approved the amendment of the 1996 Stock Plan to increase the number of shares available for grant from 300,000 shares to 600,000 shares.

         The Company has adopted three stock option plans summarized as follows:


                                                                   Shares available      Date options can
              Plan                         Type                       for grants        be granted through
              ----                         ----                    ----------------     ------------------

         1986 Stock Plan          Incentive stock options for            20,000            February 1996
                                  employees

         1987 Stock Plan          Incentive stock options for         1,915,000            February 1997
                                  employees/nonqualified
                                  stock options for
                                  employees, nonemployee
                                  directors and consultants

         1996 Stock Plan          Incentive stock options for           600,000            September 2006
                                  employees/nonqualified
                                  stock options for
                                  employees, nonemployee
                                  directors and consultants

         Under the terms of all plans, options vest over a period of four years or as determined by the board of directors and generally expire no later than ten years from the date of grant in the case of incentive stock options and ten years and one day from the date of grant in the case of nonqualified stock options. In the case of incentive stock options issued to employees owning more than ten percent of the total combined voting power of all classes of stock of the Company, options are exercisable no later than five years from the date of grant. The price at which shares may be purchased under nonqualified stock options is determined by the board of directors.

         A summary of the stock option plans is as follows:


                                                                September 30,
                                                      ----------------------------------              Option Price
                                                        1996         1995          1994                 Per Share
                                                      -------     ---------     ---------             ------------

         Options outstanding at
         beginning of period                          709,975     1,351,844     1,306,925              $ .01-$5.00

         Options granted                              284,750       189,500       176,000                     5.00
         Options exercised                           (109,358)     (802,469)     (119,737)               .15- 5.00
         Options forfeited                            (30,562)      (28,900)      (11,344)              1.50- 5.00
                                                      -------     ---------     ---------

         Options outstanding at end of period         854,805       709,975     1,351,844              $ .01-$5.00
                                                      =======     =========     =========

         Options exercisable                          393,748       373,329     1,047,405              $ .01-$5.00
                                                      =======     =========     =========

         Options available for future grants           87,449        19,749       102,237
                                                      =======     =========     =========

  (10)   INCOME TAXES

         The provision for income taxes is as follows:


                                                    Current    Deferred      Total
                                                  ----------   --------   ----------
         September 30, 1996
         ------------------
              Federal                             $  453,858   $284,864   $  738,722
              State                                   16,220     82,702       98,922
                                                  ----------   --------   ----------

                    Total                         $  470,078   $367,566   $  837,644
                                                  ==========   ========   ==========

         September 30, 1995
         ------------------
              Federal                             $  964,603   $146,720   $1,111,323
              State                                  173,156     42,596      215,752
                                                  ----------   --------   ----------

                    Total                         $1,137,759   $189,316   $1,327,075
                                                  ==========   ========   ==========

         September 30, 1994
         ------------------
              Federal                             $1,524,992   $ 57,345   $1,582,337
              State                                  421,264     16,649      437,913
                                                  ----------   --------   ----------

                    Total                         $1,946,256   $ 73,994   $2,020,250
                                                  ==========   ========   ==========

         The difference between total expected income tax expense computed by applying the federal income tax rate of 34% to income before income tax expense and the reported tax expense is as follows:


                                                                        September 30,
                                                           ----------------------------------------

                                                             1996           1995            1994
                                                           --------      ----------     -----------

         Computed "expected" tax expense
            at statutory rate                              $823,255      $1,210,367     $1,737,414
         State tax, net of federal benefit                   65,289         142,396        289,023
         Utilization of federal research credits            (50,132)       (100,672)       (45,267)
         Foreign Sales Corporation benefit                   (7,972)        (16,606)       (20,400)
         Other                                                7,204          91,590         59,480
                                                           --------      ----------     ----------

                                                           $837,644      $1,327,075     $2,020,250
                                                           ========      ==========     ==========


         The tax effects of temporary differences that give rise to significant portions of net deferred tax assets and liabilities at September 30, 1996 and 1995 are presented below:



                                                                        1996           1995
                                                                    -----------     ---------

         Deferred tax assets:
              Warranty reserve                                      $    54,720     $  44,720
              Inventory reserve                                         153,000       162,927
              Accrued liabilities                                       116,070       190,558
              Bad debts                                                 176,704        70,134
              Deferred rent                                              11,700        25,741
                                                                    -----------     ---------
                  Total gross deferred tax assets                       512,194       494,080
                                                                    -----------     ---------

         Deferred tax liabilities:
              Fixed Assets                                             (232,020)     (155,570)
              Capitalized software                                     (911,050)     (601,820)
                                                                    -----------     ---------
                  Total gross deferred tax liabilities               (1,143,070)     (757,390)
                                                                    -----------     ---------

                  Net deferred tax liabilities                      $  (630,876)    $(263,310)
                                                                    ===========     =========



         In assessing the realizability of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Due to the fact that the Company has sufficient taxable income in the carryback period and projects future taxable income, including the reversal of existing deferred tax liabilities, over the periods during which the deferred tax assets are deductible, the ultimate realization of deferred tax as sets appears more likely than not.

  (11)   SEGMENT INFORMATION AND MAJOR CUSTOMERS

         The following table summarizes sales information by geographic area:

                                                     % of                       % of                    % of
                                        1996         Total          1995        Total        1994       Total
                                    -----------      -----      -----------     -----    -----------    -----

         Net sales:
              U.S. domestic         $20,055,540        89       $15,386,577       90     $15,802,971      90
              Foreign export          2,364,811        11         1,655,020       10       1,845,018      10
                                    -----------       ---       -----------      ---     -----------     ---

                  Total net sales   $22,420,351       100       $17,041,597      100     $17,647,989     100
                                    ===========       ===       ===========      ===     ===========     ===

         The following table summarizes sales to major customers as a percentage of total sales for the period:

                                            1996             1995          1994
                                            ----             ----          ----

         Customer A                          18%              17%           14%
         Customer B                          31%               -             -
         Customer C                           -               11%            -
         Customer D                           -                -            12%

         At September 30, 1996, the accounts receivable balance due from customer B is $310,629.

         MultiLink sells its products to a variety of customers, primarily telephone carriers and independent service providers. MultiLink performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses.

                                                                        Annex A

===============================================================================













                          AGREEMENT AND PLAN OF MERGER

                                      AMONG

                             PICTURETEL CORPORATION

                              ML ACQUISITION CORP.

                                       and

                                 MULTILINK, INC.









                           Dated as of April 15, 1997








===============================================================================

                                TABLE OF CONTENTS

1.    DEFINITIONS............................................................1
      1.1.     Certain Matters of Construction...............................1
      1.2.     Cross Reference Table.........................................2
      1.3.     Certain Definitions...........................................3

2.    MERGER................................................................10

3.    TERMS OF THE MERGER AND CLOSING.......................................10
      3.1.     Terms of Merger..............................................10
      3.2.     Target Securityholders' Representative.......................15
      3.3.     Time and Place of Closing....................................15
      3.4.     Deliveries...................................................16

4.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY.........................18
      4.1.     Organization and Corporate Power.............................18
      4.2.     Authorization and Enforceability.............................18
      4.3.     Capitalization...............................................18
      4.4.     Subsidiaries.................................................19
      4.5.     Financial Statements.........................................19
      4.6.     Absence of Undisclosed Liabilities...........................19
      4.7.     Absence of Certain Developments..............................19
      4.8.     Title to Properties..........................................20
      4.9.     Tax Matters..................................................20
      4.10.    Contracts and Commitments....................................20
      4.11.    No Defaults..................................................20
      4.12.    Intellectual Property........................................21
      4.13.    Interested Parties and Conflicts of Interest.................23
      4.14.    Non-Contravention............................................23
      4.15.    No Governmental Consent or Approval Required.................23
      4.16.    Litigation...................................................23
      4.17.    Business.....................................................24
      4.18.    Brokers.  ...................................................24
      4.19.    Environmental and Safety Laws................................24
      4.20.    Foreign Corrupt Practices Representation.....................24
      4.21.    Material Facts.  ............................................24
      4.22.    Insurance....................................................25
      4.23.    Employees....................................................25
      4.24.    Employee Benefits............................................25
      4.25.    Notes and Accounts Receivable................................26
      4.26.    Inventories..................................................26
      4.27.    Registration Statement; Proxy Statement/Prospectus...........26
      4.28.    Change in Control Payments...................................27
      4.29.    Claims Against Directors and Officers........................27

5.    REPRESENTATIONS AND WARRANTIES OF THE BUYING PARTIES..................27
      5.1.     Corporate Matters............................................27
      5.2.     Charter and By-Laws..........................................28
      5.3.     Capitalization...............................................28
      5.4.     Authorization and Enforceability.............................28
      5.5.     Non-Contravention, etc.......................................28

      5.6.     Investment Intent............................................28
      5.7.     Litigation...................................................28
      5.8.     SEC Reports..................................................28
      5.9.     Brokers......................................................29
      5.10.    Registration Statement; Proxy Statement/Prospectus...........29
      5.11.    Ownership of Merger Sub; No Prior Activities.................30

6.    CERTAIN AGREEMENTS OF THE PARTIES.....................................30
      6.1.     Proxy Statement/Prospectus; Registration Statement...........30
      6.2.     Special Meeting..............................................30
      6.3.     No Solicitation of Other Offers..............................30
      6.4.     Access to Premises and Information...........................31
      6.5.     Confidentiality Covenant of the Buying Parties...............31
      6.6.     Operation of Business in the Ordinary Course.................32
      6.7.     Certain Notices..............................................34
      6.8.     Preparation for Closing......................................34
      6.9.     Governmental Authorizations..................................34
      6.10.    Pooling of Interests Accounting Treatment;
               Certain Tax Covenants .......................................35
      6.11.    Escrow of Shares Pending Resolution of Certain Matters.......36
      6.12.    Affiliate Agreements.........................................38
      6.13.    Further Assurances...........................................38
      6.14.    Directors and Officers Indemnification.......................38
      6.15.    Expenses.....................................................39

7.    CONDITIONS TO THE OBLIGATION TO CLOSE OF THE BUYING PARTIES...........39
      7.1.     Representations, Warranties and Covenants of Company.........39
      7.2.     Effectiveness of the Registration Statement..................40
      7.3.     No Material Adverse Change...................................40
      7.4.     Options, etc.................................................40
      7.5.     Closing Agreements...........................................40
      7.6.     Tax Opinion..................................................40
      7.7.     Pooling Opinion..............................................40
      7.8.     Legality; Governmental Authorization; Litigation.............40
      7.9.     Consents, etc................................................41
      7.10.    Nasdaq Listing...............................................41
      7.11.    Opinion of Counsel...........................................41
      7.12.    Stockholders Agreement.......................................41
      7.13.    General......................................................41

8.    CONDITIONS TO THE OBLIGATION TO CLOSE OF THE COMPANY..................41
      8.1.     Representations, Warranties and Covenants of Buying Parties..42
      8.2.     Effectiveness of the Registration Statement..................42
      8.3.     Stockholder Approval.........................................42
      8.4.     Closing Agreements...........................................42
      8.5.     Tax Opinion..................................................42
      8.6.     Pooling Opinion..............................................42
      8.7.     Legality; Government Authorization; Litigation...............42
      8.8.     Consents, etc................................................43
      8.9.     Opinion of Counsel...........................................43
      8.10.    General......................................................43

9.    INDEMNIFICATION.......................................................43

      9.1.     Indemnification..............................................44
      9.2.     Time Limitation on Indemnification...........................44
      9.3.     Monetary Limitations on Indemnification;
               Limitation on Recourse ......................................44
      9.4.     Third Party Claims...........................................46
      9.5.     Nature of Indemnification Payments...........................46

10.   CONSENT TO JURISDICTION; JURY TRIAL WAIVER............................46
      10.1.    Consent to Jurisdiction......................................46
      10.2.    Waiver of Jury Trial.........................................47

11.   TERMINATION...........................................................47
      11.1.    Termination of Agreement.....................................47
      11.2.    Effect of Termination........................................48
      11.3.    Fees and Expenses............................................48

12.   MISCELLANEOUS.........................................................49
      12.1.    Entire Agreement; Waivers....................................49
      12.2.    Amendment or Modification....................................49
      12.3.    Survival, etc................................................49
      12.4.    Independence of Representations and Warranties...............49
      12.5.    Severability.................................................50
      12.6.    Knowledge....................................................50
      12.7.    Successors and Assigns.......................................50
      12.8.    Notices......................................................50
      12.9.    Public Announcements.........................................51
      12.10.   Headings, etc................................................51
      12.11.   Third Party Beneficiaries....................................52
      12.12.   Counterparts.................................................52
      12.13.   Governing Law................................................52

Exhibit A      -        Form of Affiliate Agreement

                          AGREEMENT AND PLAN OF MERGER


       This AGREEMENT AND PLAN OF MERGER (this "Agreement") is made as of the 15th day of April, 1997 among PictureTel Corporation, a Delaware corporation ("Parent"), ML Acquisition Corp., a Massachusetts corporation and a wholly-owned subsidiary of Parent ("Merger Sub"; each of Parent and Merger Sub being sometimes referred to herein as a "Buying Party" and collectively as the "Buying Parties"), and MultiLink, Inc., a Massachusetts corporation (the "Company").

                                   Recitals

       1. Each of Parent and the Company desire to have Merger Sub merge with and into the Company (the "Merger"), all upon the terms and subject to the conditions set forth in this Agreement and in the Articles of Merger (as hereinafter defined).

       2. The parties hereto intend that the Merger (i) be able to be accounted for by Parent on a "pooling of interests" basis and (ii) qualify as a tax-free reorganization under Section 368(a)(2)(E) of the Code (as hereinafter defined).

                                    Agreement

       Therefore, in consideration of the foregoing and the mutual agreements and covenants set forth below, the parties hereto hereby agree as follows:

1.     DEFINITIONS. For purposes of this Agreement:

       1.1. Certain Matters of Construction. In addition to the definitions referred to as set forth below in this Section 1:

               (a) The words "hereof," "herein," "hereunder" and words of similar import shall refer to this Agreement as a whole and not to any particular Section or provision of this Agreement, and reference to a particular Section of this Agreement shall include all subsections thereof.

               (b) The words "party" and "parties" shall refer to the Company and the Buying Parties, collectively.

               (c) Definitions shall be equally applicable to both the singular and plural forms of the terms defined, and references to the masculine, feminine or neuter gender shall include each other gender.

               (d) Accounting terms used herein and not otherwise defined herein are used herein as defined by GAAP (as hereinafter defined).

               (e) All references in this Agreement to any Section shall, unless the context otherwise requires, be deemed to be a reference to a Section of this Agreement.

               (f) All references in this Agreement to any Exhibit or Schedule shall, unless the context otherwise requires, be deemed to be a reference to an Exhibit or Schedule to this Agreement, all of which are made a part of this Agreement.

       1.2. Cross Reference Table. The following terms defined elsewhere in this Agreement in the Sections set forth below shall have the respective meanings therein defined:

            Term                                   Definition

"AAA"                                              Section 6.11.3.2
"Affiliate Agreement"                              Section 6.12
"Affiliate Letter"                                 Section 6.12
"Agreement"                                        Preamble
"Alternative Transaction"                          Section 6.3
"Articles of Merger"                               Section 3.1.3
"Buying Party"                                     Preamble
"Closing"                                          Section 3.3
"Closing Agreements"                               Section 7.5
"Closing Date"                                     Section 3.3
"Company"                                          Preamble
"Company Common Stock"                             Section 4.3
"Constituent Corporations"                         Section 3.1.1
"Dissenting Shares"                                Section 3.1.2
"Effective Date"                                   Section 3.1.3
"Escrow Agent"                                     Section 6.11
"Escrowed Shares"                                  Sections 3.1.2 and 6.11
"Exchange Act"                                     Section 5.6
"Exchange Ratio"                                   Section 3.1.2
"Expenses"                                         Section 11.3
"Fee"                                              Section 11.3
"Financial Statements"                             Section 4.5
"HSR Act"                                          Section 4.14
"IRS"                                              Section 4.24
"Merger"                                           Recitals
"Merger Sub"                                       Preamble
"Merger Sub Common Stock"                          Section 3.1.2
"Most Recent Balance Sheet"                        Section 4.5
"Parent"                                           Preamble
"Parent Shares"                                    Section 3.1.2
"Principal Stockholders"                           Section 1.3.38
"Proxy Statement/Prospectus"                       Section 4.27
"Registration Statement"                           Section 4.27
"Release Date"                                     Section 6.11.1
"SEC"                                              Section 4.27
"Securities Act"                                   Section 3.1.2
"Surviving Corporation"                            Section 3.1.1
"Surviving Corporation Common Stock"               Section 3.1.2
"Target Securityholders' Representative"           Section 3.2

       1.3. Certain Definitions. The following terms shall have the following meanings:

              1.3.1. Action. The term "Action" shall mean any claim, action, cause of action or suit (in contract or tort or otherwise), arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

              1.3.2. Adjusted Escrow Percentage. The term "Adjusted Escrow Percentage" shall mean the percentage of Parent Shares equal to the quotient of (i) the total number of Parent Shares issuable in connection with the Merger (with respect to the shares of Company Common Stock outstanding on the Effective Date and options which are vested, exercisable for Company Common Stock, and outstanding on the Effective Date) multiplied by seven and one-half percent (7.5%) divided by (ii) the number of Parent Shares issuable in the Merger with respect to the shares of Company Common Stock outstanding on the Effective Date.

              1.3.3. Affiliate. The term "Affiliate" shall mean, as to the Company (or, if another Person is specified, as to such other specified Person), (i) each Person directly or indirectly controlling, controlled by or under direct or indirect common control with the Company (or such specified Person), (ii) any Person who is at the time in question an officer, director or direct or indirect beneficial holder of at least 5% of any class of the outstanding capital stock of any Person referred to in clause (i) above and the members of the immediate family of each such officer, director or holder (and, if such specified Person is a natural person, of such specified Person), and (iii) each Person of which the Company (or such specified Person) or an Affiliate (as defined in clauses
       (i) or (ii) above) thereof shall, directly or indirectly, beneficially own at least 5% of any class of outstanding capital stock or other evidence of beneficial interest. From and after the Effective Date, the Company as the Surviving Corporation shall be an Affiliate of the Buying Parties.

              1.3.4. Aggregate Consideration Amount. "Aggregate Consideration Amount" shall mean 3,750,000 shares of Parent Common Stock.

              1.3.5. Business. The term "Business" shall mean the business of the Company and its Subsidiaries as such business is currently conducted.

              1.3.6. Business Day. The term "Business Day" shall mean any day on which banking institutions in Boston, Massachusetts are customarily open for the purpose of transacting business.

              1.3.7. By-laws. The term "By-laws" shall mean all written rules, regulations and by-laws, and all other documents (other than the Charter), relating to the management, governance or internal regulation of a Person (other than an individual) or interpretative of the Charter of such Person, each as from time to time in effect.

              1.3.8. Charter. The term "Charter" shall mean the certificate or articles of incorporation or organization, statute, constitution, joint venture or partnership agreement or articles or other charter documents of any Person (other than an individual), each as from time to time in effect.

              1.3.9. Code. The term "Code" shall mean the federal Internal Revenue Code of 1986, as amended, or any successor statute, and the rules and regulations thereunder, and in the case of any referenced Section of any such statute, rule or regulation, any successor Section thereto, collectively and as from time to time amended and in effect.

              1.3.10. Company Credit Agreement. The term "Company Credit Agreement" shall mean the Loan Agreement dated July 29, 1993 between the Company and US Trust, as amended through the Seventh Amendment to Loan Agreement dated March 18, 1997 and as in effect on the date hereof.

              1.3.11. Company Stock Options. The term "Company Stock Options" shall mean, collectively, all options issued by the Company pursuant to the Company Option Plans.

              1.3.12. Company Material Adverse Effect. The term "Company Material Adverse Effect" shall mean a Material Adverse Effect with respect to the Company and its Subsidiaries.

              1.3.13. Company Option Plans. The term "Company Option Plans" shall mean, collectively, the 1984 Restated Stock Plan, the 1986 Restated Stock Plan, the 1987 Stock Plan and the 1996 Stock Option Plan.

              1.3.14. Compensation. The term "Compensation," as applied to any Person, shall mean all salaries, compensation, remuneration or bonuses of any character, and medical, surgical, dental, hospital, disability, unemployment, retirement, pension, vacation, insurance or fringe benefits of any kind, or other payments or benefits of any kind whatsoever made or provided directly or indirectly by or on behalf of the Company to such Person or members of the immediate family of such Person.

              1.3.15. Contractual Obligation. The term "Contractual Obligation" shall mean, with respect to any Person, any contract, agreement, deed, mortgage, lease, license, indenture, commitment, undertaking, arrangement or understanding, written or oral, or other document or instrument, including, without limitation, any document or instrument evidencing or otherwise relating to any indebtedness but excluding the Charter and By-laws of such Person, to which or by which such Person is a party or otherwise subject or bound or to which or by which any property or right of such Person is subject or bound.

              1.3.16. Debt. "Debt" of any Person shall mean all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred and paid in the Ordinary Course of Business, but only to the extent that such payables or accruals are not interest-bearing), (iv) under capital leases and (v) in the nature of Guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

              1.3.17. Distribution. The term "Distribution" shall mean, with respect to any Equity Security issued by any Person, (i) the declaration or payment of any dividend on or in respect of any Equity Security; (ii) the purchase, redemption or other retirement of any Equity Security, directly, or indirectly through an Affiliate or otherwise; (iii) any other distribution on or in respect of any shares of any class of such capital stock or beneficial interest or other Equity Security; and (iv) any payment or other distribution on or in respect of the principal of, interest on, or otherwise relating to, directly or indirectly, any Debt of the Person or an Affiliate of the Person.

              1.3.18. Environmental Laws. The term "Environmental Laws" shall mean any and all Legal Requirements relating to the protection of the environment, including, without limitation, provisions pertaining to or regulating air pollution, water pollution, noise control, wetlands, water courses, natural resources, wildlife, Hazardous Substances, or any other activities or conditions which impact or relate to the environment or nature, and shall include, without limitation, CERCLA, RCRA, the Clean Air Act, the Federal Water Pollution Control Act, the Emergency Planning and Community Right to Know Act, the Oil Pollution Act, and the Toxic Substances Control Act, all as in effect from time to time, and shall include, without limitation, Legal Requirements relating to strict liability, nuisance or with respect to conducting abnormally dangerous activities.

              1.3.19. Equity Securities. The term "Equity Securities" shall mean, with respect to any Person which is not a natural person, all shares of capital stock or other equity or beneficial interests issued by or created in or by such Person, all stock appreciation or similar rights or grants of, or other Contractual Obligation for, any right to share in the equity, income, revenues or cash flow of such Person, and all securities or other rights, warrants or other Contractual Obligations to acquire any of the foregoing, whether by conversion, exchange, exercise or otherwise.

              1.3.20. Exchange Ratio. The term "Exchange Ratio" shall mean an amount calculated by dividing the Aggregate Consideration Amount by the Fully Diluted Shares.

              1.3.21. Formula Price Per Share. The term "Formula Price Per Share" shall mean the average closing price per share of the Parent Common Stock on the Nasdaq National Market as reported in the Eastern Edition of the WALL STREET JOURNAL on the ten trading dates ending two days prior to the Effective Date.

              1.3.22. Fully-Diluted Shares. The term "Fully-Diluted Shares" shall mean the aggregate number of (i) shares of Company Common Stock outstanding on the Effective Date and (ii) shares of Company Common Stock issuable upon the exercise of vested Company Stock Options outstanding on the Effective Date.

              1.3.23. GAAP. The term "GAAP" shall mean generally accepted accounting principles, as defined by the United States Financial Accounting Standards Board from time to time.

              1.3.24. Governmental Authority. The term "Governmental Authority" shall mean any U.S. federal, state or local or any foreign government, governmental authority, regulatory or administrative agency, governmental commission, court or tribunal (or any department, bureau or division thereof) or any arbitral body.

              1.3.25. Governmental Order. The term "Governmental Order" shall mean any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

              1.3.26. Guarantee. The term "Guarantee" shall mean (i) any guarantee of the payment or performance of, or any contingent obligation in respect of, any Debt or other obligation of any other Person, (ii) any other arrangement whereby credit is extended to one obligor on the basis of any promise or undertaking of another Person (A) to pay the Debt of such obligor, (B) to purchase any obligation owed by such obligor, (C) to purchase or lease assets (other than inventory in the ordinary course of business) under circumstances that would enable such obligor to discharge one or more of its obligations, or (D) to maintain the capital, working capital, solvency or general financial condition of such obligor, and
       (iii) any liability as a general partner of a partnership or as a venturer in a joint venture in respect of Debt or other obligations of such partnership or venture.

              1.3.27. Intellectual Property. The term "Intellectual Property" shall mean the entire right, title and interest in and to all proprietary rights of every kind and nature, including patents, copyrights, Trademarks, mask works, trade secrets and proprietary information, all applications for any of the foregoing, and any license or agreements granting rights related to the foregoing (i) subsisting in, covering, reading on, directly applicable to or existing in the Products or the Technology; (ii) that are owned, licensed or controlled in whole or in part by the Company and relate to the business of the Company; or (iii) that are used in or necessary to the development, manufacture, sales, marketing or testing of the Products.

              1.3.28. Legal Requirement. The term "Legal Requirement" shall mean any U.S. federal, state or local or any foreign law, statute, standard, ordinance, code, order, rule, regulation, resolution or promulgation, or any Governmental Order, or any license, franchise, consent, approval, permit or similar right granted under any of the foregoing, or any similar provision having the force and effect of law, all as from time to time in effect.

              1.3.29. Liability. The term "Liability" shall mean any liability or obligation (whether known or unknown, whether asserted or unasserted, whether absolute or contingent, whether accrued or unaccrued, whether liquidated or unliquidated, whether incurred or consequential and whether due or to become due), including any liability for Taxes.

              1.3.30. Lien. The term "Lien" shall mean any mortgage, pledge, lien, security interest, charge, claim, attachment, equity, encumbrance, restriction on transfer (or, in the case of capital stock, restrictions on the transfer or voting of such securities), conditional sale or other title retention device or arrangement (including, without limitation, a capital lease), transfer for the purpose of subjection to the payment of any Debt, or restriction on the creation of any of the foregoing, whether relating to any property or right or the income or profits therefrom; provided, however, that the term "Lien" shall not include

       (i) statutory liens for Taxes to the extent that the payment thereof is not in arrears or otherwise due, (ii) encumbrances in the nature of zoning restrictions, easements, rights or restrictions of record on the use of real property if the same do not detract from the value of the property encumbered thereby or impair the use of such property in the Business as currently conducted or proposed to be conducted, (iii) statutory or common law liens to secure landlords, lessors or renters under leases or rental agreements confined to the premises rented to the extent that no payment or performance under any such lease or rental agreement is in arrears or is otherwise due, (iv) deposits or pledges made in connection with, or to secure payment of, worker's compensation, unemployment insurance, old age pension programs mandated under applicable Legal Requirements or other social security, (v) statutory or common law liens in favor of carriers, warehousemen, mechanics and materialmen, statutory or common law liens to secure claims for labor, materials or supplies and other like liens, which secure obligations to the extent that (A) payment of such obligations is not in arrears or otherwise due and (B) such liens do not and will not, individually or in the aggregate, have a Company Material Adverse Effect or materially affect the use of any real property, and (vi) restrictions on transfer of securities imposed by applicable state and federal securities laws.

              1.3.31. Losses. The term "Losses" shall mean any and all losses, damages (including, without limitation, diminution in value), injuries, deficiencies, demands, obligations, Liabilities, causes of action, accusations, allegations, claims, awards (including, without limitation, awards of punitive or treble damages or interest), assessments, amounts paid in settlement, judgments, orders, decrees, fines, penalties, and other sanctions, costs and expenses (including, without limitation, reasonable legal fees and costs and expenses and costs and expenses of collection).

              1.3.32. Material Adverse Effect. The term "Material Adverse Effect" shall mean, with respect to any Person, any adverse change in or effect on the business or operations (except to the extent that any such change in or effect on the business or operations results from the announcement of the proposed Merger), assets, condition, financial or otherwise, of such Person (on a combined basis with such Person's Subsidiaries, if applicable) which, when considered either singly or together with all other adverse changes and effects with respect to which such phrase is used in this Agreement with respect to such Person, is material to such Person (on a combined basis with such Person's Subsidiaries, if applicable).

              1.3.33. Ordinary Course of Business. The term "Ordinary Course of Business" shall mean the ordinary course of the Business consistent with past custom and practice (including, without limitation, with respect to quantity, pricing, payment terms and frequency).

              1.3.34. Parent Common Stock. The term "Parent Common Stock" shall mean the common stock of Parent, par value $0.01 per share.

              1.3.35. Person. The term "Person" shall mean any individual, partnership, corporation, association, trust, joint venture, unincorporated organization or other entity, and any Governmental Authority.

              1.3.36. Products. The term "Products" shall mean all current products and services of the Company, any subsequent versions of such products currently being developed, any products currently being developed by the Company which are designed to supersede, replace or function as a component of such products, and any upgrades, enhancements, improvements and modifications to the foregoing.

              1.3.37. Special Meeting. The term "Special Meeting" shall mean the special meeting of the Company's shareholders to be called pursuant to
       Section 6.2 to approve this Agreement and the Merger in accordance with the Massachusetts Business Corporation Law.

              1.3.38. Stockholders Agreement. The term "Stockholders Agreement" shall mean the Stockholders Agreement, dated as of April 15, 1997, between Parent and Massachusetts Technology

       Development Corp., Coolidge Investment Corporation, Bruce R. Bower, Sigmund E. Herzstein, Arthur D. Little Ventures, L.P., Corning Partners III, L.P., Corning Partners IV, L.P., C.P. IVA Partners, L.P., McAteer Family Trust and PRIT Fund - Massachusetts Reserve (collectively, the "Principal Stockholders").

              1.3.39. Subsidiary. The term "Subsidiary" shall mean any Person of which the Company (or other specified Person) shall own directly or indirectly through a Subsidiary, a nominee arrangement or otherwise at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or at least a majority of the partnership, joint venture or similar interests, or in which the Company (or other specified Person) is a general partner or joint venturer without limited liability.

              1.3.40. Target Securityholder. The term "Target Securityholder" shall mean any holder of Company Common Stock or a Company Stock Option as of immediately prior to the Merger.

              1.3.41. Taxes. The term "Tax" shall mean any (and in the plural "Taxes" shall mean all) federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, profit, windfall profit, environmental (including Code Section 59A), customs, duties, real property, personal property, capital stock, intangibles, social security, employment, unemployment, disability, payroll, license, employee, and other tax, withholding taxes, assessments, imposts, levies, and other charges of every kind and nature arising under or imposed by any Legal Requirement, including, without limitation, all interest, penalties and additions with respect to any of the foregoing.

              1.3.42. Technology. The term "Technology" shall mean all inventions, copyrightable works, integrated circuit masks, discoveries, innovations, know-how, information (including ideas, research and development, know-how, formulas, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, business and marketing plans and proposals, documentation, and manuals), computer software, computer hardware, integrated circuits, electronic, electrical and mechanical equipment and all other forms of technology, including improvements, modifications, derivatives or changes, whether tangible or intangible, embodied in any form, whether or not protectible or protected by patent, copyright, mask work right, trade secret law or otherwise, that are incorporated, embodied or used in or are used to develop, manufacture, test or market the Products.

              1.3.43. Trademarks. The term "Trademarks" shall mean any trademarks, service marks, trade dress, and logos, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith.

2. MERGER. Upon the terms, subject to the conditions, and in reliance on the representations, warranties and covenants set forth herein, the Company and the Buying Parties agree to use their respective best efforts to cause the Merger to occur on the Closing Date.

3.     TERMS OF THE MERGER AND CLOSING.

       3.1.   Terms of Merger.

                     3.1.1. Constituent Corporations, Surviving Corporation and
              Name of Surviving Corporation. The Company and the Merger Sub are sometimes collectively referred to herein as the "Constituent Corporations." The Company shall be the surviving corporation of the Merger, and is sometimes referred to herein as the "Surviving Corporation." The name of the Surviving Corporation shall be MultiLink, Inc.

                     3.1.2. The Merger.

                            (a) Assets and Liabilities, etc. The Merger shall be pursuant to the provisions of and with the effect provided in ss.ss. 78 et seq. of the Massachusetts Business Corporation Law. On the Effective Date (as defined in
                     Section 3.1.3), the Merger Sub shall be merged with and into the Company, which shall continue to be governed by the laws of The Commonwealth of Massachusetts, and the separate corporate existence of the Merger Sub shall thereupon cease. From and after the Effective Date, the identity, existence, purposes, powers, objects, franchises, privileges, rights and immunities of the Company shall continue unaffected and unimpaired by the Merger, and the corporate franchises, existence and rights of the Merger Sub shall be merged into the Company and the Company shall, as the Surviving Corporation, be fully vested therewith. Moreover, upon the Merger becoming effective, all of the estate, property, rights, privileges, powers and franchises of the Constituent Corporations, and all their property, real, personal and mixed, and all the debts on whatever account to any of them, as well as all stock subscriptions and other choses in action, belonging to any of them, shall be transferred to, and shall be vested in, the Surviving Corporation without further act or deed; but the Surviving Corporation shall be deemed to have assumed, and shall be liable for, all liabilities and obligations of each of the Constituent Corporations in the same manner and to the same extent as if the Surviving Corporation had itself incurred such liabilities and obligations.

                            (b) Charter and By-laws. On the Effective Date, the Charter of the Company, as in effect immediately prior to the Effective Date, shall continue to be the Charter of the Surviving Corporation, until duly amended in accordance with law. On the Effective Date, the By-laws of the Company, as in effect immediately prior to the Effective Date, shall continue to be the Bylaws of the Surviving Corporation until duly amended in accordance with the law.

                            (c) Directors and Officers. On the Effective Date, the persons who are directors and officers of Merger Sub immediately prior to the Effective Date shall become the directors and officers, respectively, of the Surviving Corporation, holding the same offices in the Surviving Corporation as they held in Merger Sub immediately prior to the Effective Date, until their successors shall be elected and qualified in accordance with law and the Charter and By-laws of the Surviving Corporation. As such, as of the effective time of the Merger the only directors of the Surviving Corporation shall be Norman E. Gaut, Domenic J. LaCava and William L. Avery, the only officers of the Surviving Corporation shall be as follows:

                                 Name                    Title

                            William Avery                President
                            William Avery                Treasurer
                            Mary L. Wilson               Clerk

                            (d) Converting Company Shares and Options. Upon the effectiveness of the Merger, by virtue of the Merger and without any action on the part of the holders thereof, the outstanding Equity Securities of the Company (other than (i) Equity Securities of the Company held in the Company's treasury or by any of the Company's Subsidiaries, (ii) such Equity Securities of the Company, if any, as may then be owned by either Buying Party and (iii) Dissenting Shares (as hereinafter defined)) shall be canceled or converted in the manner set forth below,

                                   (i) each outstanding share of Company Common
                            Stock shall be converted into and exchanged for the right to receive the number of shares of Parent Common Stock equal to the Exchange Ratio, and

                                   (ii) each Company Stock Option, whether
                            vested or unvested, shall be assumed by Parent and shall constitute an option to acquire, on the same terms and conditions as were applicable under such Company Stock Option prior to the Effective Date, the number (rounded down to the nearest whole number) of shares of Parent Common Stock as the holder of such Company Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Date (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Company Stock Option divided by (y) the number of shares of Parent Common Stock purchasable pursuant to such Company Stock Option.

                     provided, however, that (A) the Adjusted Escrow Percentage of the shares of Parent Common Stock issuable in the Merger with respect to shares of Company Common Stock outstanding on the Effective Date shall be delivered into escrow and held as specified in Section 6.11 (all such shares issuable pursuant to the Merger, including the Escrowed Shares, or upon exercise of the Company Stock Options, being referred to herein as the "Parent Shares"; and said portion of the Parent Shares subject to the escrow provisions of Section
                     6.11 together with all shares issued in payment or distribution of any stock dividend on or stock split or other recapitalization of, or in respect of, any such escrowed shares, and any securities or other property issued or distributed with respect to such shares in connection with any merger, consolidation or liquidation of Parent being referred to herein as the "Escrowed Shares") and the Escrowed Shares shall be distributed, to the Persons who as of and immediately prior to the Closing held Company Common Stock, only upon release from the Escrow Account as provided in Section 6.11 upon and subject to resolution of the matters referred to in Sections 6.11 and 9 and (B) no fractional shares of Parent Common Stock shall be issued pursuant to the Merger, with each Person otherwise entitled to such a fractional share being entitled to cash, payable by check of the Surviving Corporation, in an amount equal to such fraction multiplied by the Formula Price Per Share.

                            (e)    Exchange Mechanics. As promptly as
                     practicable after the Effective Date, each holder (other than the Company, if applicable) of any outstanding certificate or certificates theretofore representing shares of Company Common Stock converted in the Merger as described in paragraph (d) above shall surrender the same to Parent for cancellation (in each case together with a duly executed letter of transmittal in form reasonably acceptable to Parent and the Surviving Corporation) and shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of Parent

                     Shares to which such holder is entitled pursuant to the Merger and cash in lieu of any fractional share otherwise to be so issued. Until so surrendered, each such outstanding certificate or other Contractual Obligation which, prior to the Effective Date, represented Company Common Stock shall be deemed for all corporate purposes to evidence ownership of the cash and number of Parent Shares into which the shares of such Company Common Stock represented thereby prior to the Effective Date have been converted pursuant to the Merger.

                            (f) Options. Parent shall take all corporate action necessary to reserve for issuance a sufficient number of Parent Shares for delivery pursuant to the terms set forth in Section 3.1.2(d)(ii). Subject to Section 3.1.2(d)(ii), the Company Stock Options shall be subject to the same vesting requirements, terms and conditions after the Merger as apply to such options prior to the Merger. It is the intention of the parties that the Company Stock Options assumed by Parent shall qualify as incentive stock options to the extent such options qualified as incentive stock options immediately prior to the Effective Date, and that the assumption by Parent of the Company Stock Options qualifying for incentive stock option treatment not constitute a modification of such options. Subject to any applicable limitations under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), Parent shall file a Registration Statement on Form S-8 (or any successor form), effective as of the Effective Date, with respect to the Parent Shares issuable upon exercise of the Company Stock Options, and Parent shall use all reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses relating thereto) for so long as such options shall remain outstanding. As soon as practicable after the Effective Date, Parent shall deliver to each holder of an outstanding Company Stock Option an appropriate notice setting forth such holder's rights pursuant thereto.

                            (g) Cancellation of Treasury Stock and Stock held by Parties. On the Effective Date, any and all Equity Securities of the Company held by the Company or by any of its Subsidiaries or by either Buying Party shall, by virtue of the Merger and without any further action on the part of the Company, its Subsidiaries or the Buying Parties, be cancelled, retired and cease to exist and no payment or other distribution shall be made with respect thereto.

                            (h) Conversion of Merger Sub Shares. On the Effective Date, each share of the $.01 par value common stock of the Merger Sub ("Merger Sub Common Stock") then issued and outstanding shall, by virtue of the Merger and without any action on the part of the holders thereof, be converted into one fully paid and nonassessable share of the $.01 par value common stock of the Surviving Corporation ("Surviving Corporation Common Stock"). As promptly as practicable after the Effective Date, each holder of any outstanding certificate or certificates theretofore representing shares of Merger Sub Common Stock shall surrender the same to the Surviving Corporation and shall be entitled upon such surrender to receive in exchange therefor a certificate or certificates representing the number of shares of Surviving Corporation Common Stock to which such shareholder is entitled pursuant to the Merger. Until so surrendered, each such outstanding certificate which, prior to the Effective Date, represented Merger Sub Common Stock shall be deemed for all corporate purposes to evidence ownership of the number of shares of Surviving Corporation Common Stock into which the shares of the Merger Sub Common Stock represented thereby prior to the Effective Date have been converted pursuant to the Merger.

                            (i) Dissenting Shares. Notwithstanding anything to the contrary in this Agreement, shares of Company Common Stock outstanding immediately prior to the effective time of the Merger and held by a shareholder who has not voted in favor of the Merger or consented thereto in writing and who has demanded appraisal rights for such Equity Securities of the Company in accordance with the provisions of ss.ss. 85 through 98 of the Business Corporation Law of The Commonwealth of Massachusetts ("Dissenting Shares") shall not be converted into the right to receive Parent Shares or other consideration that may be distributable in the Merger, unless such shareholder fails to perfect or withdraws or otherwise loses his or her right to appraisal. If, after the Effective Date of the Merger, such holder fails to perfect or withdraws or loses his or her right to appraisal, such Equity Securities shall be treated as if they had been converted as of the Effective Date into a right to receive the merger consideration provided herein with respect to his or her shares of Company Common Stock, without interest thereon.

              3.1.3. Effective Date. On the Closing Date (as defined in Section 3.3), the parties hereto shall cause the Merger to be consummated by filing of articles of merger (the "Articles of Merger") prepared and filed with the Secretary of State of The Commonwealth of Massachusetts in accordance with ss. 78 of the Massachusetts Business Corporation Law (the date of such filing being the "Effective Date").

       3.2. Target Securityholders' Representative. J. Edward McAteer shall, by virtue of the Merger and the votes to be adopted at the Special Meeting, be appointed attorney-in-fact and authorized and empowered to act for and on behalf of any or all of the Target Securityholders (with full power of substitution in the premises) in connection with the indemnity provisions of Section 9 as they relate to Target Securityholders generally, the escrow provisions of Section 6.11, the notice provisions of this Agreement and such other matters as are reasonably necessary for the consummation of the transactions contemplated hereby (the above named representative, as well as any subsequent representative of the Target Securityholders appointed by him or after his death or incapacity elected by vote of holders of a majority of the Equity Securities of the Company or, after the Merger, of the Parent Shares (calculated on a fully exercised and converted basis) (each being referred to as a "Target Securityholders' Representative"). By his execution hereof, J. Edward McAteer hereby accepts such appointment and agrees to act as Target Securityholders' Representative hereunder. The Target Securityholders' Representative shall not be liable to any Target Securityholder, the Buying Parties or the Company or any other person with respect to any action taken or omitted to be taken by the Target Securityholders' Representative under or in connection with this Agreement unless such action or omission results from or arises out of fraud, gross negligence, willful misconduct or bad faith on the part of the Target Securityholders' Representative. Each of the Buying Parties and each of their respective Affiliates (including, after the closing, the Company) shall be entitled to rely on such appointment and treat the Target Securityholders' Representative as the duly appointed attorney-in-fact of each Target Securityholder. Each Target Securityholder who executes this Agreement or votes in favor of the Merger pursuant to the terms hereof, by such execution or vote, confirms such appointment and authority and acknowledges and agrees that such appointment is irrevocable and coupled with an interest, it being understood that the willingness of the Buying Parties to enter into this Agreement is based, in part, on the appointment of a representative to act on behalf of the Target Securityholders.

       3.3. Time and Place of Closing. The closing of the Merger and the other transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Ropes & Gray in Boston, Massachusetts on the second Business Day following the satisfaction or waiver of all conditions set forth in Sections 7 and 8 hereof, or at such other time or place upon which the parties may agree (the day on which the Closing takes place being referred to herein as the "Closing Date"). Subject to such satisfaction or waiver of such conditions, the Company and the

Merger Sub shall execute and deliver the Articles of Merger on or before the Closing Date, and shall cause the Articles of Merger to be filed in accordance with the Massachusetts Business Corporation Law on the Closing Date.

       3.4.   Deliveries.

              3.4.1. Deliveries by the Company. At the Closing, the Company shall deliver or cause to be delivered to the Buying Parties all of the following:

                     (i) a copy of the Company's Charter, certified as of a recent date by the Secretary of State of The Commonwealth of Massachusetts;

                     (ii) a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of The Commonwealth of Massachusetts;

                     (iii) a certificate of Tax good standing of the Company, issued as of a recent date by the Commissioner of Revenue of The Commonwealth of Massachusetts;

                     (iv) a certificate of the clerk or an assistant clerk of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Parent and Merger Sub as to (A) no amendments to the Company's Charter or By-laws, (B) the corporate actions (including copies of relevant votes) taken by the Company and its board of directors and shareholders to authorize the transactions contemplated hereby and (C) the incumbency and signatures of the officers of the Company executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Company pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

                     (v) an opinion of counsel to the Company, in form and substance reasonably satisfactory to the Buying Parties;

                     (vi) the certificate contemplated by Section 7.1.4, duly executed by an authorized officer;

                     (vii) such resignation letters as the Buying Parties may request not later than two Business Days prior to the Closing Date from directors and officers of the Company; and

                     (viii) such other instruments and documents as the Buying
              Parties may reasonably request from the Company in connection with the transactions contemplated hereby not later than two Business Days prior to the Closing Date.

              3.4.2. Deliveries by the Buying Parties. At the Closing, the Buying Parties shall deliver or cause to be delivered to the Company the following:

                     (i) copies of Parent's Charter and the Merger Sub's Charter, certified as of a recent date by the Secretaries of State of The State of Delaware and The Commonwealth of Massachusetts, respectively;

                     (ii) a certificate of good standing of Parent, issued as of a recent date by the Secretary of State of The State of Delaware and a certificate of good standing of the Merger Sub, issued as of a recent date by the Secretary of State of The Commonwealth of Massachusetts;




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


                     (iii) a certificate of the secretary or assistant secretary of Parent, dated the Closing Date, in form and substance reasonably satisfactory to the Company as to (A) no amendments to Parent's Charter or By-laws, (B) the corporate actions (including copies of relevant votes) taken by Parent to authorize the transactions contemplated hereby and (C) the incumbency and signatures of the officers of Parent executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of Parent pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

                     (iv) a certificate of the clerk of the Merger Sub or an assistant clerk of the Merger Sub, dated the Closing Date, in form and substance reasonably satisfactory to the Company as to (A) no amendments to the Merger Sub's Charter or By-laws, (B) the corporate actions (including copies of relevant votes) taken by the Merger Sub and its board of directors and shareholders to authorize the transactions contemplated hereby and (C) the incumbency and signatures of the officers of the Merger Sub executing this Agreement and the other agreements, instruments and other documents executed by or on behalf of the Merger Sub pursuant to this Agreement or otherwise in connection with the transactions contemplated hereby;

                     (v) an opinion of Ropes & Gray, counsel to the Buying Parties, in form and substance reasonably satisfactory to the Company;

                     (vi) the certificate contemplated by Section 8.1.3, duly executed by an authorized officer of Parent and the Merger Sub, respectively; and

                     (vii) such other instruments and documents as the Company may reasonably request from the Buying Parties in connection with the transactions contemplated hereby not later than two Business Days prior to the Closing Date.

4. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company represents and warrants to the Buying Parties as follows:

       4.1. Organization and Corporate Power. The Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization or incorporation, and is qualified to do business as a foreign corporation in each jurisdiction where such qualification is required and where the failure to be so qualified could have a Company Material Adverse Effect. The Company and each of its Subsidiaries have all required corporate power and authority to own or lease its property, to carry on its business as presently conducted and proposed to be conducted and to carry out the transactions contemplated hereby. The copies of the Charter and By-laws of the Company and each of its Subsidiaries, which have been furnished to Parent, are correct and complete and contain all amendments through the date of this Agreement.

       4.2. Authorization and Enforceability. Subject only to the requirement that this Agreement be approved by the Company's shareholders pursuant to the Massachusetts Business Corporation Law, this Agreement and any other agreements, instruments, or documents entered into by the Company pursuant to this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized, executed and delivered by the Company and are the legal, valid and binding obligations of the Company, enforceable in accordance with their terms.

       4.3. Capitalization. (a) The entire authorized capital stock of the Company consists of 15,000,000 shares of Common Stock, $0.01 par value per share (the "Company Common Stock"), of which 6,242,806 shares are issued and outstanding. The shares of Company Common Stock outstanding have been duly authorized and are validly issued, fully paid and nonassessable and have been offered, issued and sold by the Company in compliance with applicable state and federal securities laws. No shares of Company Common Stock are held in the Company's treasury which are available for resale.

       (b) Other than Company Stock Options to purchase an aggregate of 868,245 shares of Company Common Stock, there are no outstanding options, warrants, Contractual Obligations or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company. There are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution, guaranty or otherwise) in any Subsidiary or any other entity. Except as provided in the Stockholders Agreement or as imposed by applicable securities laws, there are no restrictions on the transfer or voting of any shares of the Company Common Stock.

       4.4.   Subsidiaries. The Company has only the Subsidiaries listed in
Schedule 4.4. Such Schedule sets forth the name and jurisdiction of incorporation or organization and capitalization of each such Subsidiary. The Company is the record and beneficial holder of all of the issued and outstanding shares of capital stock of each of its Subsidiaries, such shares have been duly authorized and validly issued and are fully paid and nonassessable, and the Company owns such shares free and clear of any Liens other than restrictions on transfer imposed by applicable securities laws. There is no outstanding Equity Security of any Subsidiary other than its shares of capital stock. The Company has never been a Subsidiary of any other Person.

       4.5. Financial Statements. The Company has furnished to the Buying Parties its audited balance sheets as of September 30, 1996, 1995 and 1994 and statements of income and cash flows for the twelve months ended September 30, 1996, 1995 and 1994, and its unaudited balance sheet as of March 31, 1997 (the "Most Recent Balance Sheet") and March 31, 1996 and statements of income and cash flows for the four months ended March 31, 1997 and 1996 (all of which are collectively referred to as the "Financial Statements"). The Financial Statements have been prepared in accordance with GAAP, consistently applied (except as noted therein), and fairly present in all material respects the financial position of the Company as of each such date and the results of its operations for each such period then ended, subject, in the case of unaudited interim financial statements, to an absence of footnotes and to normal year-end audit adjustments which will not in the aggregate be material.

       4.6.   Absence of Undisclosed Liabilities. Except as disclosed on
Schedule 4.6, none of the Company and its Subsidiaries has any Liability (and there is no reasonable basis for any present or future action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand against any of them giving rise to any Liability), except for (i) Liabilities set forth on the face of the Most Recent Balance Sheet (rather than in any notes thereto) and (ii) Liabilities which have arisen after the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which liabilities referred to under subsection (ii) results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of law).

       4.7. Absence of Certain Developments. Except as disclosed on Schedule 4.7, since the date of the Most Recent Balance Sheet, there has been no (i) Company Material Adverse Effect, (ii) declaration, setting aside or payment of a Distribution with respect to the capital stock of the Company or any of its Subsidiaries, (iii) material loss, destruction or damage to any property of the Company or any of its Subsidiaries, whether or not insured, (iv) labor dispute involving the Company, or (v) any other action or event that would have required the consent of Parent pursuant to Section 6.6 had such action or event occurred after the date of this Agreement.

       4.8. Title to Properties. Except as disclosed on Schedule 4.8, the Company and its Subsidiaries have marketable title to or valid leasehold interests in all properties and assets necessary to their business as presently conducted and as proposed to be conducted free and clear of all Liens. All machinery and equipment included in such properties which is material to the business of the Company and its Subsidiaries is in good condition and repair, ordinary wear and tear excepted, and all leases of real or personal property to which the Company or any of its Subsidiaries is a party are fully effective and afford the Company or such Subsidiary peaceful and undisturbed possession of the subject matter of the lease. Neither the Company nor any of its Subsidiaries is in violation of any material zoning, building or safety ordinance, regulation or requirement or other law or regulation applicable to the operation of owned or leased properties likely to impede the normal operation of the business of the Company or any of its Subsidiaries, nor has the Company or any of its Subsidiaries received any notice of violation with which it has not complied.

       4.9. Tax Matters. Except as disclosed to Parent on or prior to the date hereof, there are no federal, or state, local or foreign Taxes due and payable by the Company or any of its Subsidiaries which have not been paid. The provisions for Taxes on the Financial Statements are sufficient for the payment of all accrued and unpaid federal, state, local and foreign Taxes of the Company and its Subsidiaries, whether or not assessed or disputed as of the date of said Financial Statements. The Company and its Subsidiaries have made all filings of federal, and all filings of state, local and foreign Tax returns required to have been filed by it within the time prescribed by law (including extensions of time for filing approved by the appropriate authority) and there are in effect no waivers of applicable statutes of limitation with respect to Taxes for any year. Neither the Company nor any of its Subsidiaries has been subject to any Tax audit.

       4.10. Contracts and Commitments. Except as disclosed on Schedule 4.10, neither the Company nor any of its Subsidiaries has any Contractual Obligation which involves, by its terms, a commitment in excess of $500,000 or any employment contracts (including contracts with any agent or independent contractor or consultant) providing for annual compensation in excess of $50,000, stock redemption or purchase agreements, financing agreements, distribution agreements, royalty agreements, licenses under which the Company or its Subsidiary is licensee, leases of real property, pension, bonus, deferred compensation, profit-sharing, retirement or stock option plans, insurance policies, labor union or collective bargaining agreements or agreements limiting the ability of the Company or any of its Subsidiaries to compete in any line of business or geographical area.

       4.11. No Defaults. Neither the Company nor any of its Subsidiaries is in default (a) under its Charter or By-laws or under any material note, indenture, mortgage, lease, contract or other instrument or agreement to which the Company or such Subsidiary is a party or by which it or any of its property is bound or affected or (b) with respect to any Governmental Order. Except as disclosed on
Schedule 4.11, there exists no condition, event or act by which, after notice, lapse of time, or both, could constitute a default under any of the foregoing, and to the knowledge of the Company, no third party is in default under any contract or agreement to which the Company or any of its Subsidiaries is a party or by which its or any of its Subsidiaries' property is affected.

       4.12. Intellectual Property. (a) The Company and its Subsidiaries own or have the right to use pursuant to license, sublicense, agreement, or permission all Intellectual Property necessary or desirable for the operation of the businesses of the Company and its Subsidiaries as presently conducted and as presently proposed to be conducted. Each item of Intellectual Property owned or used by any of the Company and its Subsidiaries in the Company's and its Subsidiaries' business immediately prior to the Closing hereunder will be owned or available for use by the Surviving Corporation on identical terms and conditions immediately subsequent to the Closing hereunder. The Company and its Subsidiaries have taken all necessary and desirable action to maintain and protect each item of Intellectual Property that the Company and its Subsidiaries own or use.

       (b) Except as disclosed on Schedule 4.12(b), none of the Company and its Subsidiaries has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of third parties, and there has never been any charge, complaint, claim, demand, or notice alleging any such interference, infringement, misappropriation, or violation (including any claim that the Company or one of its Subsidiaries must license or refrain from using any Intellectual Property rights of any third party). To the knowledge of any of the Company and its Subsidiaries, no third party has interfered with, infringed upon, misappropriated, or otherwise come into conflict with any Intellectual Property rights of the Company or its Subsidiaries.

       (c) Schedule 4.12(c) sets forth each patent or trademark or copyright registration which has been issued to the Company or the Subsidiaries with respect to any of the Company and its Subsidiaries' Intellectual Property, each pending patent application or application for registration which the Company and its Subsidiaries have made with respect to any of the Company's and its Subsidiaries' Intellectual Property, and each license, agreement, or other permission which the Company and the Subsidiaries have granted to any third party with respect to any of the

Company's Intellectual Property. The Company has delivered to Parent correct and complete copies of all such patents, registrations, applications, licenses, agreements, and permissions (as amended to date) and has made available to Parent correct and complete copies of all other written documentation evidencing ownership and prosecution (if applicable) of each such item. The Company has also disclosed to Parent each trade name or unregistered trademark used by any of the Company and its Subsidiaries in connection with their businesses. With respect to each item of Intellectual Property required to be disclosed to Parent pursuant to this Section 4.12(c):

                     (i) the Company and its Subsidiaries possess all right, title, and interest in and to the item, free and clear of any Lien, license, or other restriction;

                     (ii) the item is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

                     (iii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of the Company and its Subsidiaries, is threatened, which challenges the legality, validity, enforceability, use, or ownership of the item; and

                     (iv) none of the Company and its Subsidiaries has agreed to indemnify any Person for or against any interference, infringement, misappropriation, or other conflict with respect to the item.

       (d) Schedule 4.12(d) sets forth each item of Intellectual Property that any third party owns and that the Company and its Subsidiaries use pursuant to license, sublicense, agreement, or permission. The Company has delivered to Parent correct and complete copies of all such licenses, sublicenses, agreements, and permissions (as amended to date). With respect to each item of Intellectual Property required to be disclosed pursuant to this Section 4.12(d):

                     (i) the license, sublicense, agreement, or permission covering the item is legal, valid, binding, enforceable, and in full force and effect;

                     (ii) the license, sublicense, agreement, or permission will continue to be legal, valid, binding, enforceable, and in full force and effect on identical terms following the consummation of the transactions contemplated hereby;

                     (iii) the Company is not and, to the knowledge of the Company, no other party to the license, sublicense, agreement, or permission is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default or permit termination, modification, or acceleration thereunder;

                     (iv) to the knowledge of the Company and its Subsidiaries, no party to the license, sublicense, agreement, or permission has repudiated any provision thereof;

                     (v) with respect to each sublicense, the representations and warranties set forth in subsections (i) through (iv) above are true and correct with respect to the underlying license;

                     (vi) the underlying item of Intellectual Property is not subject to any outstanding injunction, judgment, order, decree, ruling, or charge;

                     (vii) no action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand is pending or, to the knowledge of the Company, is threatened, which challenges the legality, validity, or enforceability of the underlying item of Intellectual Property; and

                     (viii) the Company has not granted any sublicense or
              similar right with respect to the license, sublicense, agreement, or permission.

       (e) To the knowledge of the Company, the Company and the Subsidiaries will not interfere with, infringe upon, misappropriate, or otherwise come into conflict with, any Intellectual Property rights of third parties as a result of the continued operation of its businesses as presently conducted.

       4.13. Interested Parties and Conflicts of Interest. Except as disclosed on Schedule 4.13, neither the Company nor any of its Subsidiaries nor any of their respective directors or officers directly or indirectly has any contractual, financial or other interest (other than stock of public companies and consultant arrangements of outside directors) in any Person other than the Company or a Subsidiary of the Company that (i) provides any services or designs, produces or sells any product line or product or engages in any activity currently engaged in or proposed to be conducted by the Company or any of its Subsidiaries, (ii) has any direct or indirect interest in any asset, tangible or intangible, of the Company or any of its Subsidiaries or (iii) is a customer of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is indebted to any of its respective officers or directors other than for unpaid salary (or directors' fees) or reimbursement of expenses in the Ordinary Course of Business, and the officers and directors of the Company and its Subsidiaries are not indebted to the Company or any of its Subsidiaries.

       4.14. Non-Contravention. The execution, delivery and performance of this Agreement or any other instrument or document entered into by the Company pursuant to this Agreement, and compliance with the provisions hereof and thereof by the Company, do not and will not, with or without the passage of time or the giving of notice or both, assuming expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (a) violate any provision of law, statute, rule or regulation or any ruling, writ, injunction, order, judgment or decree of any court, administrative agency or other governmental body or (b) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under the Charter or By-laws of the Company or any of its Subsidiaries or any note, indenture, mortgage, lease, agreement, contract or other instrument, document or agreement to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any property or the Company or any of its Subsidiaries is bound or affected.

       4.15. No Governmental Consent or Approval Required. No authorization, consent, approval or other order of, declaration to, or filing with, any governmental agency or body is required for or in connection with the valid and lawful authorization, execution and delivery by the Company of this Agreement or any other agreements, instruments or documents entered into by the Company pursuant to this Agreement or contemplated hereby, except for items disclosed on
Schedule 4.15, which shall have been obtained or made and shall be in force and effect at the Closing and copies of which shall be delivered to Parent on or prior to the Closing Date.

       4.16. Litigation. Except as disclosed on Schedule 4.16, (i) there is no action, suit or proceeding pending or threatened against the Company or any of its Subsidiaries which questions the validity of this Agreement or any other agreements, instruments or documents entered into by the Company pursuant to this Agreement, or the right of the Company to enter into them or to consummate the transactions contemplated hereby or thereby, or which might result, either individually or in the aggregate, in a Company Material Adverse Effect or any change in the current equity ownership of the Company or any of its Subsidiaries, nor is the Company aware that there is any basis for the foregoing; (ii) neither the Company nor any of its Subsidiaries is a party to, or subject to the provisions of, any order, writ, injunction, judgment or decree of any court or governmental agency or instrumentality; and (iii) there is no action, suit or proceeding by the Company or any of its Subsidiaries currently pending or which the Company or any of its Subsidiaries presently intends to initiate.

       4.17. Business. The Company and its Subsidiaries have all material franchises, licenses and other rights and privileges necessary to permit them to own their property and to conduct the Business. Neither the Company nor any of its Subsidiaries is in violation of any law, regulation or order of any public authority relevant to the ownership of its properties or the carrying on of the Business where such violation or violations, singly or in the aggregate, could have a Company Material Adverse Effect.

       4.18. Brokers. Except as set forth on Schedule 4.18, no broker, finder, investment bank or similar agent is entitled to any brokerage, finder's or other fee, Compensation or reimbursement of expenses in connection with the transactions contemplated by this Agreement based upon agreements or arrangements made by or on behalf of the Company or any of its Affiliates.

       4.19. Environmental and Safety Laws. Neither the Company nor any of its Subsidiaries is in violation in any material respect of any Environmental Law or any law or regulation relating to occupational health and safety and no material expenditures are or will be required in order to comply with any such existing statute, law or regulation.

       4.20. Foreign Corrupt Practices Representation. Neither the Company nor any of its Subsidiaries has made offers or agreed to offer anything of value to any foreign government official, foreign political party, candidate for political office of a foreign country, or any person that the Company or any of its Subsidiaries knows or has reason to know, will offer anything of value to any foreign government official, foreign political party, or candidate for political office of a foreign country.

       4.21. Material Facts. This Agreement, the information disclosed to the Buying Parties on or prior to the date hereof, and other agreements and certificates furnished or to be furnished to the Buying Parties through the Closing Date by or on behalf of the Company pursuant to this Agreement, do not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained in this Agreement in light of the circumstances in which they were made not misleading. There is no fact known to the Company or any of its Subsidiaries which currently causes or could be reasonably expected to cause in the future a Company Material Adverse Effect which has not been disclosed in writing to the Buying Parties in connection with this Agreement.

       4.22. Insurance. The Company and its Subsidiaries maintain valid insurance policies in the kinds and amounts not less than is customarily obtained by corporations engaged in the same or similar business and similarly situated, including, without limitation, insurance against loss, damage, fire, theft and public liability.

       4.23. Employees. Neither the Company nor any of its Subsidiaries is aware that any employee of the Company or any of its Subsidiaries is, or is now expected to be, in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other contract or agreement or any restrictive covenant or any other common law obligation to a former employer relating to the right of any such employee to be employed by the Company or its Subsidiary because of the nature of the business conducted or to be conducted by the Company or its Subsidiary or relating to the use of Intellectual Property of others, and the employment of the employees of the Company and its Subsidiaries does not subject the Company, any Subsidiary or the Buying Parties to any liability. Neither Company nor any of its Subsidiaries is aware of any action, suit, proceeding or claim, or any basis therefor or threat thereof, with respect to any contract agreement, covenant or obligation referred to in the preceding sentence. Neither the Company nor any of its Subsidiaries has any collective bargaining agreement covering any of its employees.

       4.24. Employee Benefits. Except as disclosed on Schedule 4.24, (i) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any employee pension plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), any material employee welfare plans (as defined in Section 3(1) of ERISA), or any material bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements (collectively, the "Company Employee Plans"), which could result in any liability of the Company or any of its Subsidiaries; (ii) all Company Employee Plans are in compliance in all material respects with the requirements prescribed by any and all Laws (including ERISA and the Code), currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, Pension Benefit Guaranty Corporation (the "PBGC"), Internal Revenue Service (the "IRS") or Secretary of the Treasury), and the Company and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Company Employee Plans; (iii) each Company Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (iv) all contributions required to be made to any Company Employee Plan pursuant to Section 412 of the Code, or the terms of the Company Employee Plan or any collective bargaining agreement, have been made on or before their due dates; (v) with respect to each Company Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30-day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; (vi) no withdrawal (including a partial withdrawal) has occurred with respect to any multiemployer plan within the meaning set forth in Section 3(37) of ERISA that has resulted in, or could reasonably be expected to result in, any withdrawal liability for the Company or any of its subsidiaries; and (vii) neither the Company nor any of its Subsidiaries has incurred, or reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the PBGC, and contributions not in default to the respective plans, arising in the ordinary course).

       4.25. Notes and Accounts Receivable. All notes and accounts receivable of the Company and its Subsidiaries are reflected properly on its books and records in accordance with GAAP, are valid receivables, arose from bona fide transactions in the Ordinary Course of Business subject to no setoffs or counterclaims except as recorded as accounts payable, are current and collectible and will be collected in accordance with their terms at their recorded amounts, except as reflected as net of allowance for bad debts on the face of the Most Recent Balance Sheet (rather than in any notes thereto or reserve therefor) as adjusted for the passage of time in accordance with GAAP and past practice and custom of the Company. Schedule 4.25 is a true and correct list of all receivables which have been deemed uncollectible and are not reflected in the Most Recent Balance Sheet.

       4.26. Inventories. The inventory of the Company consists of raw materials and supplies, manufactured and purchased parts, goods in process, and finished goods, all of which is merchantable and fit or suitable and usable for the production or completion of merchantable products for sale in the Ordinary Course of Business, and none of which is slow-moving, obsolete, below standard quality, damaged, or defective, subject only to the reserve for inventory writedown set forth on the face of the Most Recent Balance Sheet as adjusted for the passage of time through the Closing Date in accordance with GAAP and the past custom and practice of the Company and its Subsidiaries. Such inventory reflected in the Most Recent Balance Sheet and books and records of the Company is valued at the lower of cost (on a first-in, first-out basis) or market in accordance with GAAP, consistently applied. Since the Most Recent Balance Sheet Date, no inventory has been sold or disposed of except through sales in the Ordinary Course of Business.

       4.27. Registration Statement; Proxy Statement/Prospectus. The information supplied by the Company for inclusion in the registration statement (the "Registration Statement") pursuant to which the Parent Common Stock to be issued in the Merger will be registered with the Securities and Exchange Commission (the "SEC") shall not, at the time the Registration Statement is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Company in connection with the Special Meeting (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus"), will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of the Special Meeting, or at the effective time of the Merger, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading, or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Special Meeting which has become false or misleading. If at any time prior to the effective time of the Merger any event relating to the Company or any of its Affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent and Merger Sub. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by the Buying Parties which is contained in any of the foregoing documents.

       4.28. Change in Control Payments. Except as disclosed on Schedule 4.28, neither the Company nor any of its Subsidiaries has any plans, programs or Contractual Obligations to which they are a party, or to which they are subject (including, without limitation, any employment or severance agreements or arrangements), pursuant to which payments, severance, benefits or acceleration of any of the foregoing may be required, directly or indirectly, as a result of a change of control of the Company.

       4.29. Claims Against Directors and Officers. There is no action, suit, proceeding, hearing, investigation, charge, complaint, claim or demand pending or, to the knowledge of the Company, threatened (and no reasonable basis for any of the foregoing) against any person who is now or has been at any time prior to the date hereof an officer or director of the Company for acts or omissions in such person's capacity as an officer or director of the Company.

5. REPRESENTATIONS AND WARRANTIES OF THE BUYING PARTIES. Each Buying Party jointly and severally represents and warrants to the Company as follows:

       5.1. Corporate Matters. Each Buying Party is a corporation duly organized, validly existing and in good standing under the laws of Delaware (in the case of Parent) and Massachusetts (in the case of Merger Sub) and has all requisite power and authority, corporate and otherwise, to enter into this Agreement, to carry out and perform its obligations hereunder and to consummate the transactions contemplated hereby. Each Buying Party is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect.

       5.2. Charter and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of its Charter and By-Laws, as amended to date. Such Charter and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Charter or By-Laws.

       5.3. Capitalization. As of March 28, 1997, the authorized capital stock of Parent consisted of 80,000,000 shares of Parent Common Stock, of which 34,153,421 shares were issued and outstanding, and an aggregate of 6,680,015 shares were reserved for future issuance under Parent's equity incentive plan, 1984 amended and restated stock option plan, directors option plan and employee stock purchase plan. The authorized capital stock of Merger Sub consists of 100 shares of common stock, $.01 par value, all of which shares are issued and outstanding.

       5.4. Authorization and Enforceability. This Agreement has been duly authorized, executed and delivered by each Buying Party, and is a legal, valid and binding obligations of each Buying Party, enforceable in accordance with its terms. When issued to the holders of Company Common Stock pursuant to this Agreement, the Parent Shares to be issued to them in connection with the Merger will be duly authorized, validly issued, fully paid and non-assessable.

       5.5. Non-Contravention, etc. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby does or will constitute, result in or give rise to any breach or violation of, or any default or right or cause of action under the Charter or By-Laws of either Buying Party or, assuming expiration or early termination of the waiting period under the HSR Act, any Legal Requirement applicable to either Buying Party. No approval, consent, waiver, authorization or other order of, and no declaration, filing, registration, qualification or recording with, any Governmental Authority or any other Person is required to be obtained or made by or on behalf of either Buying Party in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby by either Buying Party, except for items which shall have been obtained or made and shall be in full force and effect at the Closing.

       5.6. Investment Intent. Parent is acquiring the Equity Securities of the Surviving Corporation to be acquired by Parent as a result of the Merger for Parent's own account and Parent has the present intention of holding such Equity Securities for investment purposes and not with a view to, or for sale in connection with, any public distribution of such Equity Securities in violation of any federal or state securities law.

       5.7. Litigation. There is no action pending or, to the Buying Parties' knowledge, threatened (i) against either Buying Party or any of its Affiliates with respect to which there is a reasonable likelihood of a determination which would have a material adverse effect on the ability of either Buying Party to perform its obligations under this Agreement or (ii) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby. Neither either Buying Party nor any of its Affiliates is subject to any outstanding Governmental Orders which would have a material adverse effect on the ability of either Buying Party to perform its obligations under this Agreement.

       5.8. SEC Reports. Parent has filed all required forms, reports and documents with the SEC since January 1, 1995 (collectively, the "SEC Reports"), each of which has complied in all material respects with all applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), each as in effect on the date so filed. Parent has heretofore delivered or upon request will deliver to the Company, in the form filed with the SEC (including any amendments thereto), its Annual Report on Form 10-K for the fiscal year ended December 31, 1996 and all interim reports on Forms 10-Q or 8-K and all definitive proxy statements filed with the SEC subsequent to such annual report. None of such forms, reports or documents, including, without limitation, any financial statements or schedules included or incorporated by reference therein, contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited consolidated interim financial statements of Parent included in its Annual Report on Form 10-K and its Quarterly Reports on Form 10-Q referred to above in this Section 5.6, were prepared in accordance with GAAP consistently applied throughout the periods specified therein, are correct and complete, and present fairly, in all material respects, the consolidated financial position and results of operations of Parent and its Subsidiaries for the periods specified therein, subject in the case of the unaudited consolidated interim financial statements to an absence of footnotes and to normal year-end audit adjustments which will not in the aggregate be material.

       5.9. Brokers. No broker, finder, investment bank or similar agent is entitled to any brokerage, finder's or other fee, Compensation or reimbursement of expenses in connection with the transactions contemplated by this Agreement based upon agreements or arrangements made by or on behalf of the Buying Parties or any of their Affiliates, except such fees, Compensation and reimbursement of expenses (if any) as shall be borne by Parent.

       5.10. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of the Company in Section 4.27, the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus is first mailed to stockholders, at the time of the Special Meeting and at the effective time of the Merger, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Special Meeting which has become false or misleading. If at any time prior to the Effective Date any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained in any of the foregoing documents.

       5.11. Ownership of Merger Sub; No Prior Activities. As of the date hereof and the Effective Date, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

6.     CERTAIN AGREEMENTS OF THE PARTIES.

       6.1. Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC preliminary proxy materials which shall constitute the Proxy Statement/Prospectus relating to the adoption of this Agreement and approval of the transactions contemplated hereby by the stockholders of the Company and the Registration Statement of Parent with respect to the Parent Common Stock to be issued in connection with the Merger. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Parent of all information required to be contained therein, Parent shall file with the SEC a Registration Statement on Form S-4 (or on such other form as shall be appropriate) and Parent and the Company shall use all reasonable efforts to cause the Registration Statement to become effective, and the Company shall use all reasonable efforts to mail the Proxy Statement/Prospectus to its shareholders as soon thereafter as practicable.

       6.2. Special Meeting. The Company shall call and hold the Special Meeting as promptly as practicable and in accordance with applicable laws for the purpose of voting upon the approval of the Merger and the adoption of this Agreement as soon as practicable after the date on which the Registration Statement becomes effective. The Company shall (i) recommend approval of the transactions contemplated by this Agreement by the stockholders of the Company and include in the Proxy Statement/Prospectus such recommendation and (ii) use all reasonable efforts to solicit from its stockholders proxies in favor of adoption of this Agreement and approval of the transactions contemplated hereby, and shall take all other action necessary or advisable to secure the vote or consent of stockholders to obtain such approvals.

       6.3. No Solicitation of Other Offers. The Company and its Affiliates will not, and will cause all of their and its respective employees, representatives and agents not to, directly or indirectly, solicit or initiate or enter into discussions or transactions or Contractual Obligations with or encourage or provide any information to any Person (other than the Buying Parties and their designees) concerning any sale of Equity Securities of, or any merger or share exchange or sale or other disposition of securities or substantial assets or any recapitalization or any similar transaction involving, the Company or any of its Subsidiaries (each, an "Alternative Transaction"), provided, however, (i) in the event the Company receives an unsolicited proposal with respect to such a transaction from any corporation, partnership or other entity or group (other than the Buying Parties and their designees), the Company may, to the extent it is required to do so by applicable fiduciary duties confirmed by written opinion of counsel to that effect, enter into discussion or transactions with or provide information to such corporation, partnership or other entity or group and (ii) the Company may continue its ongoing discussions with existing stockholders or investment advisers with respect to a private placement of up to $10 million of subordinated debt or equity to institutional or private investors or existing stockholders (which is an alternative in the event the Merger is not consummated), provided that the Company shall not enter into any understanding, commitment or transaction with respect thereto unless this Agreement is terminated in accordance with Section 11.1 in which event such understanding, commitment or transaction shall not be deemed an Alternative Transaction. The Company will notify the Buying Parties immediately upon becoming aware that any Person has made any proposal, offer, inquiry, or contact with respect to any Alternative Transaction (other than the discussions referred to in clause (ii) above), which notice shall include the identity of all relevant parties and the content of such communication.

       6.4. Access to Premises and Information. At all times prior to the Closing, during normal business hours the Company will permit the Buying Parties and their respective representatives to have full access to their premises and documents, books and records and to make copies during normal business hours of such financial and operating data and other information with respect to the Company and its Subsidiaries as the Buying Parties or any of their representatives shall reasonably request. In addition, the Company shall cause the Company's management and the management of the Company's Subsidiaries to be available to the Buying Parties at such times, and from time to time, as the Buying Parties may reasonably request in connection with the Merger and their review of the Business. The Company will cause to be delivered such additional information and copies of documents, books and records relating to the Company, any of its Subsidiaries or the Business as may be reasonably requested by the Buying Parties or any of their representatives.

       6.5. Confidentiality Covenant of the Buying Parties. Each of the Buying Parties will not, and will not permit any of its respective representatives to, without the prior written consent of the Company, disclose any confidential information relating to the Company furnished to the Buying Parties by or on behalf of the Company or any of its Subsidiaries whether furnished prior to the date hereof or thereafter or use any such information for any purpose otherwise than in evaluating the Company and its Subsidiaries in connection with the transactions contemplated hereby; provided, however, that (i) such information may be disclosed to any of the representatives of the Buying Parties who have a need to know such information in connection with the transactions contemplated hereby, and (ii) the information subject to the foregoing provisions of this sentence shall be deemed not to include any information known generally in the industry (other than as a result of disclosure in violation hereof) or any information received by the Buying Parties or any of its representatives from a third party not bound by a duty of confidentiality to the Company or any of its Subsidiaries. In addition, confidential information may be disclosed if required by legal process or by operation of applicable law; provided, however, that (i) the disclosing Person shall first promptly advise and consult with the Company and its counsel concerning the information proposed to be disclosed, (ii) the Company shall have the right to seek an appropriate protective order or other remedy concerning the confidential information proposed to be disclosed and the disclosing Person will cooperate with the Company to obtain such protective order, and (iii) in the event that such protective order or other remedy is not obtained by the Company, the disclosing Person will disclose only that portion of the confidential information which the disclosing Person is legally required to disclose, and the disclosing Person will use its best efforts to obtain assurances that confidential treatment will be accorded to such information. In the event of any termination of this Agreement pursuant to Section 11, each of the Buying Parties and their respective representatives will return or destroy all copies of any written materials in their possession furnished by or on behalf of the Company. The foregoing provisions of this Section 6.5 shall (i) supersede all prior confidentiality obligations of the Buying Parties, (ii) terminate upon the consummation of the Closing and (iii) not prohibit any retention of records or disclosure required by law or made in connection with the enforcement of any right or remedy relating to this Agreement or the transactions contemplated hereby.

       6.6. Operation of Business in the Ordinary Course. On and prior to the Closing Date, except as otherwise required by this Agreement, the Company and its Subsidiaries will conduct the Business only in the Ordinary Course of Business and use their respective best efforts to maintain the value of the Business as a going concern and the relationships of the Company and its Subsidiaries with customers, distributors, suppliers, vendors, employees, agents, Governmental Authorities and others. Without limiting the generality of the foregoing, on and prior to the Closing Date, the Company and its Subsidiaries shall, except as may otherwise be consented to in writing by the Buying Parties, pay accounts payable when due and maintain inventory levels, all in accordance with prudent business practice and the Ordinary Course of Business; and neither the Company nor any of the Subsidiaries will, without the prior written consent of the Buying Parties:

              (a)    Amend its Charter or By-laws;

              (b) Sell, pledge, dispose of or encumber any material assets (other than inventory in the Ordinary Course of Business) (or make any contract or arrangement therefor);

              (c) (i) Increase the Compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company or its Subsidiaries who are not officers of the Company in the Ordinary Course of Business in accordance with past practice; (ii) grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any of its Subsidiaries; or (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

              (d) Incur any Debt in excess of the amount of maximum availability under the Company Credit Agreement (which amount shall include amounts outstanding under the Company Credit Agreement);

              (e)    Make any Distribution;

              (f) Issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company or any of its Subsidiaries (except for the issuance of shares of Company Common Stock issuable pursuant to Company Stock Options which were granted under the Company Option Plans and are outstanding on the date hereof);

              (g) Split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities or property in respect of, in lieu of or in substitution for shares of its capital stock, or amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any Subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock, or provide that upon the exercise or conversion of any such option, warrant or right the holder thereof shall receive cash, or propose to do any of the foregoing;

              (h) Enter into any transaction otherwise than on an arms' length basis or any transaction with any Affiliate of the Company (other than its Subsidiaries);

              (i) Allow any permit or license to lapse or terminate or fail to renew any permit in accordance with prudent business practice;

              (j) Enter into, amend, extend, terminate or permit any renewal notice period to lapse with respect to any lease or any other Contractual Obligation that contains either consideration to be given or performed by the Company or any of its Subsidiaries of a value exceeding $500,000 or a term exceeding one year (except (i) to the extent otherwise required by this Agreement, (ii) Contractual Obligations involving sales of goods and purchase of inventory in the Ordinary Course of Business and (iii) extension of the maturity date of the Company Credit Agreement);

              (k) Cancel or compromise any Debt or claim, waive or release any valuable right of substantial value, or institute, settle or agree to settle any material Action;

              (l) Make any loan or extension of credit to any officer or employee or shareholder of the Company or any of its Subsidiaries (other than normal travel advances) in excess of $10,000;

              (m) Enter into any Contractual Obligation relating to the purchase of any Equity Security of any Person, the purchase of assets either substantial in amount or constituting a business or any merger, consolidation or other business combination;

              (n) Except as may be required as a result of a change in law or in GAAP, take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable); or

              (o) Take, or agree in writing or otherwise to take, any of the actions described in this Section 6.6, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

       6.7. Certain Notices. Prior to the Closing, each party will promptly upon becoming aware thereof give the other parties written notice of any material development affecting its business, financial condition or prospects and any breach of or inaccuracy in any of its representations or warranties contained in this Agreement; provided, however, that no such disclosure shall be deemed to prevent or cure any breach of or inaccuracy in, or disclose any exception to, any of the representations and warranties set forth herein.

       6.8. Preparation for Closing. Each party will use its best efforts to bring about the fulfillment of each of the conditions precedent to the obligations of the other parties hereto set forth in this Agreement. The Company shall give the Buying Parties prompt notice of any demands received by the Company for appraisal of shares pursuant to ss.ss. 85 through 98 of the Business Corporation Law of the Commonwealth of Massachusetts, and, prior to the Closing, the Buying Parties shall have the right to direct all negotiations and proceedings with respect to such demands. Prior to the Closing, the Company shall not, except with the written consent of the Buying Parties, make any payment with respect to, or settle or offer to settle, any such demands.

       6.9. Governmental Authorizations. Each party hereto shall use all reasonable efforts, obtain all approvals, consents, waivers, authorizations or other orders of, and to make all declarations, filings, registrations, qualifications and recordings with, any Governmental Authority to the extent required to be obtained or made in connection with the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby

       6.10.  Pooling of Interests Accounting Treatment; Certain Tax Covenants.

              6.10.1. Pooling. The Company acknowledges that Parent intends to account for the Merger and the consummation of the transactions contemplated hereby as a "pooling of interests" under GAAP and principles applied by the SEC, all as from time to time in effect. The Company represents and warrants that it has not taken, and covenants that it will not take, any action which would preclude such accounting treatment from being used by Parent. Without limiting the generality of the foregoing, the Company acknowledges, represents, warrants and agrees that (a) the Company is not and has never been a division or more than 50%-owned Subsidiary of any corporation nor been part of an acquisition which was later rescinded, (b) the Company has not taken, within the previous two years, and will not take, prior to the Closing, any action (i) to change the equity interest of the voting common stock of the Company (or amend the terms of any Equity Security of the Company or of any Contractual Obligation relating thereto, including but not limited to the Company Option Plans) in contemplation of the transactions contemplated by this Agreement, including, without limitation, any additional issuance, exchange or retirement of any securities of the Company, (ii) to permit the Company to reacquire any shares of its voting common stock or (iii) to permit the Company or any Subsidiary of the Company to dispose of a significant portion of its assets in contemplation of the transactions contemplated by this Agreement, and (c) the ratio of the interest in the Company of each holder of Company Common Stock to each other holder of Company Common Stock will not be changed by the consummation of the transactions contemplated by this Agreement.

              6.10.2. Plan of Reorganization and other Tax Matters.

              (a) This Agreement shall constitute a "plan of reorganization" for purposes of Section 368 of the Code.

              (b) The parties hereto shall, and shall cause the Company to, provide such necessary information as any other party hereto may reasonably request in connection with the preparation of such party's Tax returns, or to respond to or contest any audit, prosecute any claim for refund or credit or otherwise satisfy any Legal Requirement relating to Taxes and the Company.

              (c) There shall be withheld from any amount payable hereunder such amounts as may be required to be withheld under applicable law.

              (d) Each of the Buying Parties and the Company shall use its best efforts to cause the Merger to be treated as a "reorganization" within the meaning of Section 368(a) of the Code.

       6.11. Escrow of Shares Pending Resolution of Certain Matters. Upon consummation of the Merger, Parent shall deliver to The First National Bank of Boston, as escrow agent (the "Escrow Agent"), a certificate representing the Adjusted Escrow Percentage of the Parent Shares. The Escrowed Shares shall be held and either released to the Target Securityholders or surrendered to the Buying Parties according to the provisions of this Section 6.11. The Escrowed Shares of each Target Securityholder shall be applied to indemnify and hold harmless Parent and its Affiliates against and in respect of any and all Losses specified in Section 9.1.1 for which the Buying Parties and their Affiliates are entitled to indemnification pursuant to the provisions of Section 9, the amount of such indemnification to be determined as provided in Section 9. Each Target Securityholder shall be entitled to vote such Escrowed Shares as are, from time to time, held for such Target Securityholder's account as Escrowed Shares and to receive any dividend or distribution thereon (other than dividends or distributions in the form of capital stock of Parent or otherwise falling within the definition of "Escrowed Shares" hereunder, which shall be delivered to the Escrow Agent and held as part of the Escrowed Shares).

              6.11.1. Term of Escrow. Except as provided in Section 6.11.3, the Escrowed Shares shall not be released from escrow until the earlier of
       (i) the date on which Parent's independent auditors shall report on their audit of Parent's financial statements for the fiscal year of Parent during which the Closing occurs, or (ii) the first anniversary of the Closing Date (such earlier date being hereinafter sometimes referred to as the "Release Date").

              6.11.2. Formula for Number of Escrowed Shares to be Returned to Parent. The number of Escrowed Shares to be returned to Parent in respect of each Loss for which it is entitled to indemnity hereunder shall be computed by dividing the dollar amount of the Target Securityholders' liability in respect of such Loss by the dollar amount of the Formula Price Per Share (subject to appropriate adjustment in the event of a stock dividend on, or stock split or combination of shares or other recapitalization of, or in respect of, the Escrowed Shares or in the event that other securities or property have been deposited in escrow in connection with any merger, consolidation or liquidation of Parent); and such Shares to be so returned to Parent shall be allocated among the Target Securityholders in proportion to their then respective interests in the Escrowed Shares.

              6.11.3. Certification of Losses, Return of Shares to Parent and Delivery of Balance to the Target Securityholders.

                     6.11.3.1. Parent shall provide written notice to the Target
              Securityholders' Representative of the occurrence of a Loss to which it is entitled to indemnification (which notice shall specify the circumstances of such Loss and the number of Escrowed Shares to be applied in respect thereof). Target Securityholders' Representative shall, within 30 days after delivery of such notice, (A) provide written notice to Parent pursuant to Section 6.11.3.2(i) or (ii) or (B) jointly with Parent instruct the Escrow Agent to apply all or the specified portion of the Escrowed Shares to the payment, reimbursement, settlement or discharge of such Loss.

                     6.11.3.2. Within 30 days after delivery of the notice to
              Target Securityholders' Representative referred to in Section 6.11.3.1, Target Securityholders' Representative may provide written notice to Parent:

                            (i) questioning the propriety of such proposed application, in which case such question shall be resolved under the Commercial Arbitration Rules of the American Arbitration Association (the "AAA") by an arbitral tribunal composed of three arbitrators, at least one of whom shall be an attorney experienced in corporate transactions, appointed by agreement of the parties in accordance with said Rules. In the event the parties fail to agree upon a panel of arbitrators from the first list of potential arbitrators proposed by the AAA, the AAA will submit a second list in accordance with said Rules. In the event the parties shall have failed to agree upon a full panel of arbitrators from said second list, any remaining arbitrators to be selected shall be appointed by the AAA in accordance with said Rules. If, at the time of the arbitration, the parties agree in writing to submit the dispute to a single arbitrator, said single arbitrator shall be appointed by agreement of the parties in accordance with the foregoing procedure, or, failing such agreement, by the AAA in accordance with said Rules. The arbitrators shall determine (A) the amount, if any, of such proposed application which is proper, and (B) the amount to be borne by each party and the party or parties and who shall bear the expense of such determination (which shall be allocated to the Target Securityholders in the proportion that the amount of the application designated by such arbitrators to be borne by the Target Securityholders bears to the amount originally sought by Parent) and shall be conclusive on all parties; or

                            (ii) that the Target Securityholders dispute and intend to defend the Liability, obligation, claim or Action giving rise to such Loss or potential Loss, provided that, and for so long as, such defense is being conducted by such Target Securityholders at their expense and in a manner reasonably deemed by Parent to be satisfactory and effective to protect it against such Loss.

                     6.11.3.3. The Escrowed Shares, or any balance thereof held by the Escrow Agent as to which notice shall not have been given by Parent as aforesaid on or prior to the Release Date shall be delivered to the Target Securityholders not more than fifteen days after the Release Date and such Shares to be so returned shall be allocated among the Target Securityholders in proportion to their then respective interests in the Escrowed Shares. Any Escrowed Shares held by the Escrow Agent on the Release Date, the application of which to an indemnifiable Loss has been deferred pursuant to clause (i) or (ii) of Section 6.11.3.2 above shall, upon final determination or settlement of the Loss being determined or contested, be applied thereto and any balance delivered to the Target Securityholders in proportion to their then respective interests in the Escrowed Shares. Parent shall promptly notify the Escrow Agent on or before the Release Date indicating the number of Escrowed Shares the application of which has been deferred pursuant to clause (i) or (ii) of Section
              6.11.3.2 above and, if Parent fails to give such notice within 10 days after the Release Date Target Securityholders' Representative may so notify the Escrow Agent.

       6.12. Affiliate Agreements. Each of Parent and the Company shall deliver to the other, no later than 45 days after the execution of this Agreement, a letter (an "Affiliate Letter") identifying all persons who may be deemed to be, on or prior to the Effective Date, "affiliates" of Parent or the Company, respectively, for purposes of Rule 145 under the Securities Act or otherwise under applicable SEC accounting releases with respect to pooling-of-interests



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accounting treatment. Each of Parent and the Company shall cause each person who is identified as an "affiliate" in its Affiliate Letter to deliver to Parent, on or before the date which is 30 days prior to the Effective Date, a written agreement in connection with restrictions on affiliates under Rule 145 and pooling of interests accounting treatment (an "Affiliate Agreement"), in substantially the form of Exhibit A.

       6.13. Further Assurances. Each party, upon the request from time to time of any other party hereto after the Closing, and without further consideration, will do each and every act and thing as may be necessary or reasonably requested to consummate the transactions contemplated hereby in an orderly fashion.

       6.14. Directors and Officers Indemnification. From and after the Effective Date, Parent and Surviving Corporation shall indemnify, defend and hold harmless each person who is now or has been at any time prior to the date hereof, an officer or director of the Company (collectively, the "D&O Group") to the same extent that such officer or director is indemnified by the Company pursuant to the Company's Charter and By-Laws, as in effect on the date hereof, for acts or omissions in such person's capacity as an officer or director of the Company occurring on or prior to the Effective Date, provided that (i) the D&O Group may retain only one law firm to represent them with respect to any single action, which firm shall be reasonably satisfactory to Parent and Surviving Corporation, unless there is, under applicable standards of professional conduct, conflict on any significant issue between the positions of any two or more members of the D&O Group, (ii) Parent and Surviving Corporation shall pay the reasonable fees and expenses of such counsel and (iii) Parent and Surviving Corporation shall not be liable for any settlement effected without their written consent.

       6.15. Expenses. Within ten calendar days of the date hereof, the Company shall provide to Parent a good faith estimate and description of the expenses of the Company and its Subsidiaries which the Company expects to incur, or has incurred, in connection with the transactions contemplated by this Agreement.

7. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE BUYING PARTIES. The obligations of the Buying Parties to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived prior to the Closing in writing by the Buying Parties in their sole discretion:

       7.1.   Representations, Warranties and Covenants of Company.

              7.1.1. Continued Accuracy of Representations and Warranties. All representations and warranties relating to the Company or any of its Subsidiaries contained in this Agreement shall be true and correct as of the Closing with the same force and effect as if made at and as of the Closing, except to reflect changes permitted by this Agreement and in the case of Section 4.7, subject to the provisions contained in Section 7.3.

              7.1.2. Performance of Agreements. The Company shall have performed and satisfied all covenants and agreements required by this Agreement to be performed or satisfied by it at or prior to the Closing.

              7.1.3. Stockholder Approval; Absence of Appraisal Demands. Shareholders of the Company holding not less than two-thirds of the Company Common Stock outstanding as of the record date for the Special Meeting shall have voted in favor of and approved this Agreement and the Merger in accordance with the Massachusetts Business Corporation Law; and the Company shall not have received notice from any holders of more than 5% of the Company Common Stock in the aggregate with respect to an intent to pursue appraisal rights pursuant to [Sections] 85 through 98 of the Business Corporation Law of The Commonwealth of Massachusetts in respect of the Merger.

              7.1.4. Closing Certificate. At the Closing, the Company shall furnish to the Buying Parties an unqualified certificate, signed by the President or any Vice President of the Company, dated the Closing Date, to the effect that the conditions specified in Sections 7.1.1, 7.1.2 and
       7.1.3 have been satisfied.



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       7.2.   Effectiveness of the Registration Statement. The Registration
Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC.

       7.3.   No Material Adverse Change. Without limiting the generality of
Section 7.1, since the date of the Most Recent Balance Sheet no Company Material Adverse Effect shall have occurred, provided, however, that in making such determination, a Material Adverse Effect with respect to the business or operations of the Company shall not be considered.

       7.4. Options, etc. Immediately prior to the Effective Date, there shall be no outstanding options, warrants, Contractual Obligations or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of capital stock of, or other equity interests in, the Company, other than Company Stock Options which will be converted into options to acquire Parent Shares pursuant to the Merger.

       7.5. Closing Agreements. At or prior to the Closing (and, in the case of (iii), on or before the date which is 30 days prior to the Effective Date), each of the following agreements (the "Closing Agreements"), in form and substance satisfactory to the Buying Parties, shall have been executed and delivered to the Buying Parties:

              (i)    the Articles of Merger;

              (ii) employment and noncompetition agreements executed by each of Bruce Bower, Raj Shanmugaraj and Carl Yasharian; and

              (iii) an agreement in the form of Exhibit A executed by each Principal Stockholder and each other Person identified as an "affiliate" of the Company in the Affiliate Letter delivered by the Company pursuant to Section 6.12 (unless the Buying Parties shall have waived the right to require pooling of interests accounting treatment pursuant to Section 7.7).

       7.6. Tax Opinion. The Buying Parties shall have received a written opinion from Ropes & Gray, in form and substance reasonably satisfactory to the Buying Parties, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. The parties agree to make reasonable representations as requested by counsel to the Buying Parties for the purpose of rendering such opinion.

       7.7. Pooling Opinion. The Buying Parties shall have received an opinion of each of Coopers & Lybrand LLP and KPMG Peat Marwick LLP, independent certified public accountants, to the effect that the Merger qualifies for pooling of interests accounting treatment if consummated in accordance with this Agreement, unless the Buying Parties shall have waived the requirement that the Merger qualify for pooling of interests accounting treatment by notice to the Company prior to the Closing Date.

       7.8. Legality; Governmental Authorization; Litigation. The Merger and the consummation of the other transactions contemplated hereby, shall not be prohibited by any Legal Requirement, and shall not subject the Company or either Buying Party to any material penalty or Tax, or other material Liability other than Liabilities created by the Buying Parties, if any and as set forth on
Schedule 4.18. The Company shall have caused to have been obtained or made and be in full force and effect all other approvals, consents, approvals, waivers, authorizations and other orders of, and declarations, filings, registrations, qualifications and recordings with, any Governmental Authority necessary to be obtained or made in order to permit the Company to consummate the transactions contemplated hereby or otherwise reasonably requested by the Buying Parties. The waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") shall have terminated or expired. No Action shall have been instituted at or prior to the Closing by any Person or instituted or threatened by any public authority, relating to this Agreement or any of the transactions contemplated hereby or against the Company or either

Buying Party, the result of which could prevent or make illegal the consummation of any such transaction or could otherwise have a material adverse effect on either Buying Party or have a Company Material Adverse Effect.

       7.9. Consents, etc. The Company shall have secured written consents or waivers under all leases, Guarantees of leases and other Contractual Obligations of the Company in a manner satisfactory in form and substance to the Buying Parties, necessary to permit the consummation of the transactions contemplated hereby or otherwise reasonably requested by the Buying Parties, without affecting any rights of the Company under any such Contractual Obligations. The agreements relating to registration rights referred to in Items 1 and 2 on
Schedule 4.21 shall have been terminated.

       7.10. Nasdaq Listing. The Parent Shares shall have been approved for listing on the Nasdaq National Market.

       7.11. Opinion of Counsel. The Company shall have furnished the Buying Parties with an opinion of the Company's counsel dated the Closing Date, in form and substance reasonably satisfactory to Parent, covering matters with respect to the transactions contemplated hereby as the Buying Parties or their counsel may reasonably request.

       7.12. Stockholders Agreement. The Stockholders Agreement shall be in full force and effect at and as of the Effective Date.

       7.13. General. All documents, instruments and legal and corporate proceedings in connection with the transactions contemplated by this Agreement shall be satisfactory in form and substance to the Buying Parties, and the Buying Parties shall have received copies of all documents which either Buying Party may reasonably have requested in connection therewith, such documents where appropriate to be certified by proper corporate or governmental authorities, including, without limitation the documents to be delivered by the Company pursuant to Section 3.3.

8. CONDITIONS TO THE OBLIGATION TO CLOSE OF THE COMPANY. The obligation of the Company to consummate the Merger is subject to the satisfaction, at or prior to the Closing, of all of the following conditions, compliance with which, or the occurrence of which, may be waived prior to the Closing in writing by the Company in its sole discretion:

       8.1.   Representations, Warranties and Covenants of Buying Parties.

              8.1.1. Continued Accuracy of Representations and Warranties. All representations and warranties of the Buying Parties contained in this Agreement shall be true and correct as of the Closing with the same force and effect as if made at and as of the Closing.

              8.1.2. Performance of Agreements. The Buying Parties shall have performed and satisfied all covenants and agreements required by this Agreement to be performed or satisfied by the Buying Parties at or prior to the Closing.

              8.1.3. Officer's Certificate. At the Closing, the Buying Parties shall furnish to the Company an unqualified certificate signed by the President or any Vice President of each of the Buying Parties dated the Closing Date, to the effect that the conditions specified in Sections
       8.1.1 and 8.1.2 have been satisfied.

       8.2. Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy Statement/Prospectus shall have been initiated or threatened by the SEC.

       8.3. Stockholder Approval. Shareholders of the Company holding not less than two-thirds of the Company Common Stock outstanding as of the record date for the Special Meeting shall have voted in favor of and approved this Agreement and the Merger in accordance with the Massachusetts Business Corporation Law.

       8.4. Closing Agreements. At or prior to the Closing, each Buying Party shall have entered into each of the Closing Agreements to which it is party, such agreements being in form and substance reasonably satisfactory to the Company.

       8.5. Tax Opinion. The Company shall have received a written opinion of Testa, Hurwitz & Thibeault, LLP, in form and substance reasonably satisfactory to the Company, to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. The parties agree to make reasonable representations as requested by Testa, Hurwitz & Thibeault, LLP for the purposes of rendering such opinion.

       8.6. Pooling Opinion. The Company shall have received copies of the opinions referred to in Section 7.7 above (unless the Buying Parties shall have waived the right to require pooling of interests accounting treatment pursuant to Section 7.7).

       8.7. Legality; Government Authorization; Litigation. The Merger, and the consummation of the other transactions contemplated hereby, shall not be prohibited by any Legal Requirement. The Buying Parties shall have caused to be obtained or made and be in full force and effect all approvals, consents, waivers, authorizations and other orders of, and declarations, filings, registrations, qualifications and recordings with, any Governmental Authority necessary to be obtained or made by the Buying Parties in order to permit the consummation of the transactions contemplated hereby or otherwise reasonably required by the Company. The waiting period under the HSR Act shall have terminated or expired. No Action shall have been instituted at or prior to the Closing by any Person or instituted or threatened by any public authority, pertaining to this Agreement or any of the transactions contemplated hereby, the results of which action or proceeding could prevent or make illegal the consummation of any such transaction.

       8.8. Consents, etc. The Buying Parties shall have secured written consents or waivers under all Contractual Obligations of the Buying Parties, in a manner satisfactory in form and substance to the Company, necessary to permit the consummation of the transactions contemplated hereby or otherwise reasonably requested by the Company.

       8.9. Opinion of Counsel. The Buying Parties shall have furnished the Company with an opinion of the Buying Parties' counsel dated the Closing Date, in form and substance reasonably satisfactory to the Company, covering such matters with respect to the transactions contemplated hereby as the Company or its counsel may reasonably request.

       8.10. General. All documents, instruments and legal and corporate proceedings in connection with the transactions contemplated by this Agreement shall be satisfactory in form and substance to the Company, and the Company shall have received copies of all documents which the Company may reasonably have requested in connection therewith, such documents where appropriate to be certified by proper corporate or governmental authorities, including, without limitation the documents to be delivered by the Buying Parties pursuant to
Section 3.4.

9.     INDEMNIFICATION.

       9.1. Indemnification. Subject to the provisions of Sections 9.2 and 9.3, (i) each Buying Party, the Surviving Corporation and their respective Affiliates (each in its capacity as indemnified party, an "Indemnitee") shall be indemnified and held harmless by the Target Securityholders (each in its capacity as indemnifying party, an "Indemnifying Party") from, against and in respect of, and (ii) each Buying Party (each in its capacity as indemnifying party, an "Indemnifying Party") hereby jointly and severally agrees to indemnify each of the Target Securityholders (each in its capacity as indemnified party, an "Indemnitee") and hold each of the Target Securityholders harmless, from, against and in respect of:

              9.1.1. The Target Securityholders. In the case of the Target Securityholders as Indemnifying Parties, any and all Losses arising from or related to any of the following: (i) any breach of or inaccuracy in (or any allegation by any third party of facts which, if true as alleged, would constitute such a breach or inaccuracy) any representation or warranty made by, on behalf of or in respect of the Company or its Subsidiaries in this Agreement or in any document, instrument or certificate delivered pursuant hereto or (ii) any breach or violation of any covenant or agreement made by or on behalf of the Company in this Agreement or in any document, instrument or certificate delivered pursuant hereto unless waived by the Buying Parties in connection with the Closing or (iii) the matter referred to in Item E of Schedule 4.6; provided, however, that the indemnification provided pursuant to this
       Section 9.1.1 shall be on the terms and subject to the conditions of Sections 6.11 and 9.3.1;

              9.1.2. The Buying Parties. In the case of either Buying Party as Indemnifying Party, any and all Losses arising from or related to any of the following: (i) any breach of or inaccuracy in (or any allegation by any third party of facts which, if true as alleged, would constitute such a breach or inaccuracy) any representation or warranty made by or on behalf of either Buying Party in this Agreement or in any document, instrument or certificate delivered pursuant hereto or (ii) any breach or violation of any covenant or agreement made by or on behalf of either Buying Party in this Agreement or in any document, instrument or certificate delivered pursuant hereto; provided, however, that the indemnification provided pursuant to this Section 9.1.2 shall be subject to the provisions of Section 9.3.2.

       9.2. Time Limitation on Indemnification. Notwithstanding the foregoing, no claim may be made or suit instituted under any provision of this Section 9 after the Release Date except for claims as to which any Indemnitee has given any Indemnifying Party notice on or prior to the Release Date (and, in the case of the Buying Parties, the Surviving Corporation or any of their Affiliates as Indemnitee with respect to Losses of the types identified in Section 9.1.1, Parent has notified the Escrow Agent as provided in Section 6.11).

       9.3.   Monetary Limitations on Indemnification; Limitation on Recourse.

              9.3.1. The Target Securityholders. Except with respect to claims
       (i) arising out of the representations or warranties contained in Sections 4.1, 4.2, 4.3, 4.4, 4.9, 4.18 and 4.20, (ii) for any breach of any covenant or agreement made by or on behalf of the Company in this Agreement or in any other agreement or instrument delivered pursuant to this Agreement, or (iii) based on fraud, or which arise out of or are attributable to acts or omissions taken or made prior to Closing in connection with the Business that constitute willful misconduct or malfeasance, gross negligence or a violation of applicable Legal Requirements for which criminal liability may be assessed, or (iv) the matter referred to in Item E of Schedule 4.6, no Target Securityholder as Indemnifying Party shall have any obligation to indemnify either Buying Party or any of their respective Affiliates as Indemnitees in respect of any Loss of a type identified in Section 9.1.1 incurred by either Buying Party or any of their respective Affiliates as Indemnitee unless the aggregate cumulative total of all such Losses incurred by either Buying Party or any of their respective Affiliates as Indemnitee exceeds $500,000, whereupon each Buying Party and each of their respective Affiliates as Indemnitees shall be entitled to indemnification for the entire aggregate cumulative amount of such Losses described above; provided that in no event shall the Target Securityholders' indemnity obligations under this Section 9 for Losses specified in Section 9.1.1 and 9.4 (including expenses) exceed the amount of the Escrowed Shares. With respect to claims referred to in clauses (i) or (ii) of the first sentence of this Section 9.3.1, the minimum dollar limitation shall be $100,000; with respect to claims referred to in clause (iii) of the first sentence of this Section 9.3.1 the Buying Parties shall only be entitled to indemnification to the extent the Losses related thereto exceed $50,000. The Buying Parties, the Company and their respective Affiliates in their capacities as Indemnitees under this Section 9 shall not have general recourse against the assets of the Target Securityholders in respect of their indemnification obligations under this Section 9 for those Losses specified in Section 9.1.1 and 9.4 (including expenses), but rather the sole recourse for collection in respect of such indemnification obligations in respect of Losses specified in Section
       9.1.1 shall be limited to application of the Escrowed Shares as provided in Section 6.11 and as so limited the indemnification obligations of the Target Securityholders shall be joint but not several. Notwithstanding anything herein to the contrary, except with respect to claims based on fraud or which arise out of or are attributable to acts or omissions taken or made prior to Closing in connection with the Business that constitute willful misconduct, gross negligence or a violation of applicable Legal Requirements for which criminal liability may be assessed, the rights of the Buying Parties, the Surviving Corporation and the Indemnitees under this Section 9 shall be the exclusive remedy of such Persons with respect to claims resulting from or relating to any misrepresentation, breach of any representation or warranty or failure to perform any covenant or agreement of the Company contained in this Merger Agreement.

              9.3.2. The Buying Parties. Except with respect to claims (i) arising out of the representations or warranties contained in Sections 5.1, 5.2, 5.4 and 5.7, (ii) for any breach of any covenant or agreement made by or on behalf of the Buying Parties in this Agreement or in any other agreement or instrument delivered pursuant to this Agreement, or
       (iii) based upon fraud or which arise out of or are attributable to acts or omissions taken or made prior to Closing in connection with the Business that constitute willful misconduct or malfeasance, gross negligence or a violation of applicable Legal Requirements for which criminal liability may be assessed, neither Buying Party shall have any obligation to indemnify any Target Securityholder as Indemnitee in respect of any Loss of a type specified in Section 9.1.2 incurred by any Target Securityholder as Indemnitee unless the aggregate cumulative total of all such Losses incurred by any Target Securityholder as Indemnitee exceeds $500,000 whereupon the Target Securityholders as Indemnitees shall be entitled to indemnification for the entire aggregate cumulative amount of such Losses described above. With respect to claims referred to in clauses (i), (ii) or (iii) of the immediately preceding sentence, the minimum dollar limitation shall be $100,000.

              Any payments made by the Buying Parties as Indemnifying Parties hereunder shall (i) be made through the issuance of shares of Parent Common Stock at a per share value equal to the Formula Price Per Share and (ii) not be in excess of the amount permitted in respect of transactions accounted for as a pooling under Accounting Principles Board Opinion No. 16 and interpretations thereof issued by the American Institute of Certified Public Accountants on or prior to the date hereof as determined by Parent's independent auditors.

       9.4. Third Party Claims. Promptly after the receipt by any Indemnitee of notice of the commencement of any Action against such Indemnitee by a third party, such Indemnitee shall, if a claim with respect thereto is or may be made against any Indemnifying Party pursuant to this Section 9, use reasonable efforts to give the Indemnifying Parties written notice thereof. The failure to give such notice shall not relieve any Indemnifying Party from any obligation hereunder except where, and then solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. Such Indemnifying Party shall have the right to defend such claim, at such Indemnifying Party's expense and with counsel of its choice reasonably satisfactory to the Indemnitee, provided that (a) the Indemnifying Party so notifies the Indemnitee within 30 days after receipt of such notice, (b) the claim involves only money damages and does not seek injunctive or other equitable relief, (c) settlement of, or an adverse judgment with respect to, such claim is not, in the good faith judgment of the Indemnitee, reasonably likely to establish a precedent adverse to the continuing business interests of the Indemnitee, and (d) the Indemnifying Party conducts the defense of such claim actively and diligently. So long as the Indemnifying Party is conducting the defense of such claim as provided in the previous sentence, the Indemnitee may retain separate co-counsel at its sole cost and expense and may participate in defense of such claim, and neither the Indemnifying Party nor the Indemnitee will consent to the entry of any judgment or enter into any settlement with respect to such claim without the prior written consent of the other. In the event the Indemnifying Party does not or ceases to conduct defense of such claim as so provided, (x) the Indemnitee may defend against and, with the consent of the Indemnifying Party, which shall not be unreasonably withheld, consent to the entry of any judgment or enter into any settlement with respect to, such claim in any manner it may reasonably deem to be appropriate, (y) the Indemnifying Party will reimburse the Indemnitee promptly and periodically for the costs of defending against such claim, including attorneys' fees and expenses, and (z) the Indemnifying Party will remain responsible for any Losses the Indemnitee may suffer as a result of such claim to the full extent provided in this Section 9.

       9.5. Nature of Indemnification Payments. Any and all indemnification payments or offsets pursuant to this Section 9 shall be deemed for all purposes to be adjustments to the Aggregate Consideration Amount.

10.    CONSENT TO JURISDICTION; JURY TRIAL WAIVER.

       10.1. Consent to Jurisdiction. Each party to this Agreement, by its execution hereof, (i) hereby irrevocably submits, and agrees to cause each of its Subsidiaries to submit, to the exclusive jurisdiction of the state courts of The Commonwealth of Massachusetts (or the United States District Court located in Massachusetts) for the purpose of any Action arising out of or based upon this Agreement or any Closing Agreement or relating to the subject matter hereof or thereof, (ii) hereby waives, and agrees to cause each of its Subsidiaries to waive, to the extent not prohibited by applicable law, and agrees not to assert, and agrees not to allow any of its Subsidiaries to assert, by way of motion, as a defense or otherwise, in any such Action, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that any such proceeding brought in one of the above-named courts is improper, or that this Agreement or any other Closing Agreement, or the subject matter hereof or thereof may not be enforced in or by such court and (iii) hereby agrees not to commence or to permit any of its Subsidiaries to commence any Action arising out of or based upon this Agreement or any Closing Agreement or relating to the subject matter hereof or thereof other than before one of the above-named courts nor to make any motion or take any other action seeking or intending to cause the transfer or removal of any such Action to any court other than one of the above-named court whether on the grounds of inconvenient forum or otherwise. Each party hereby consents to service of process in any such proceeding in any manner permitted by Massachusetts law, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 12.8 is reasonably calculated to give actual notice.

       10.2. Waiver of Jury Trial. To the extent not prohibited by applicable law which cannot be waived, each of the parties hereto hereby waives, and agrees to cause each of its Subsidiaries to waive, and covenants that neither it nor any of its Subsidiaries will assert (whether as plaintiff, defendant or otherwise) any right to trial by jury in any forum in respect of any issue or Action arising out of or based upon this Agreement or any other Closing Agreement or the subject matter hereof or thereof or in any way connected with or related or incidental to the transactions contemplated hereby, in each case whether now existing or hereafter arising. Any party hereto may file an original counterpart or a copy of this Section 10.2 with any court as written evidence of the consent of each such party to the waiver of its right to trial by jury.

11.    TERMINATION.

       11.1. Termination of Agreement. This Agreement may be terminated by the parties only as provided below:

              (a) The Buying Parties and the Company may terminate this Agreement by mutual written consent at any time prior to the Closing.

              (b) The Buying Parties may terminate this Agreement by giving written notice to the Company at any time prior to the Closing either (i) in the event the Company is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, Parent has notified the Company of the breach and such breach has continued without cure for a period of 5 days after the notice of breach or (ii) if the Closing shall not have occurred on or before August 31, 1997 by reason of the failure of any condition set forth in Section 7 to be satisfied (unless the failure results primarily from either Buying Party breaching any representation, warranty, covenant or agreement contained in this Agreement); provided that such date shall be extended to September 30, 1997 with the consent of the Company upon request of Parent, which consent shall not be unreasonably withheld.

              (c) The Company may terminate this Agreement by giving written notice to the Buying Parties at any time prior to the Closing (i) in the event either Buying Party is in material breach of any representation, warranty, covenant or agreement contained in this Agreement, the Company has notified the Buying Parties of the breach and such breach has continued without cure for a period of 5 days after the notice of breach,
       (ii) if the Closing shall not have occurred on or before August 31, 1997 by reason of the failure of any condition set forth in Section 8 to be satisfied (unless the failure results primarily from the Company breaching any representation, warranty, covenant or agreement contained in this Agreement), provided that such date shall be extended to September 30, 1997 with the consent of the Company upon request of Parent, which consent shall not be unreasonably withheld, or (iii) in the event the Company receives an unsolicited proposal with respect to such a transaction from any corporation, partnership or other entity or group (other than the Buying Parties and their designees) and is required by applicable fiduciary duties, confirmed by written opinion of counsel to that effect, to enter into an Alternative Transaction with such corporation, partnership or other entity or group.

       11.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 11.1, all obligations of the parties hereunder shall terminate without any liability of any party to any other party (other than the provisions of Sections 6.5, 10.1, 10.2, 11.3, 12.1, 12.8, 12.9, 12.11
and 12.13, each of which shall survive any such termination); provided, however, that no termination shall relieve any party from any liability arising from or relating to breach prior to termination.

       11.3.  Fees and Expenses.

       (a) Except as set forth in this Section 11.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all fees and expenses, other than accountants' and attorneys' fees, incurred in connection with the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto in the event this Agreement is terminated by the Company.


       (b) In consideration of the strategic importance of the Merger to Parent and other valuable consideration, receipt of which is hereby acknowledged, in the event that the Company terminates this Agreement pursuant to Section 11.1(c)(iii), the Company shall reimburse Parent for actual, documented and reasonable out-of-pocket expenses of Parent relating to the transactions contemplated by this Agreement not to exceed $500,000 in the aggregate (the "Expenses"), which shall be paid within five (5) Business Days after such termination. In the event that the Company consummates an Alternative Transaction within ninety (90) days of this Agreement, in addition to the Expenses, the Company shall pay Parent a fee of $1,000,000 (the "Fee"). The Fee shall be paid within five (5) Business Days after consummation by the Company of an Alternative Transaction.

12.    MISCELLANEOUS.

       12.1. Entire Agreement; Waivers. This Agreement constitutes the entire agreement among the parties hereto pertaining to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties with respect to such subject matter. No waiver of any provision of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof (whether or not similar), shall constitute a continuing waiver unless otherwise expressly provided nor shall be effective unless in writing and executed, in the case of a waiver by the Buying Parties, by the Buying Parties and, in the case of a waiver by the Company, by the Company.

       12.2. Amendment or Modification. The parties hereto may not amend or modify this Agreement except in such manner as may be agreed upon by a written instrument: (i) in the case of any amendment prior to the Closing, executed by each Buying Party and the Company or (ii) in the case of any amendment after the Closing, subject to any contrary requirement of applicable law, executed by Parent or the Company and by holders of not less than two-thirds of the Parent Shares.

        12.3. Survival, etc. All representations, warranties, covenants and agreements made by or on behalf of any party hereto in this Agreement (including, without limitation, the Schedules hereto), or pursuant to any document, certificate, financial statement or other instrument referred to herein or delivered in connection with the transactions contemplated hereby, shall be deemed to have been material and relied upon by the parties hereto, notwithstanding any investigation made by or on behalf of any of the parties hereto or any opportunity therefor or any actual or constructive knowledge thereby obtained, and shall survive the execution and delivery of this Agreement and the Closing until the Release Date or, in the case of Section 9.1.1(b), provided that if written notice of a claim has been given prior to the Release Date, then relevant representations, warranties, covenants or agreements shall survive as to such claim until such claims have been finally resolved. Neither the period of survival nor the liability of any party with respect to such party's representations, warranties, covenants and agreements shall be reduced by any investigation made at any time by or on behalf of any party.

       12.4. Independence of Representations and Warranties. The parties hereto intend that each representation, warranty and covenant contained herein shall have independent significance. If any party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists any other representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which the party has not breached shall not detract from or mitigate the fact that such party is in breach of the first representation, warranty or covenant.

       12.5. Severability. In the event that any provision hereof would, under applicable law, be invalid or unenforceable in any respect, such provision shall (to the extent permitted under applicable law) be construed by modifying or limiting it so as to be valid and enforceable to the maximum extent compatible with, and possible under, applicable law. The provisions hereof are severable, and in the event any provision hereof should be held invalid or unenforceable in any respect, it shall not invalidate, render unenforceable or otherwise affect any other provision hereof.

       12.6. Knowledge. Whenever reference is made herein to the knowledge of any Person with respect to any matter, it is understood that (i) such Person has made, or caused to be made by personnel or representatives of such Person and its Affiliates reasonably competent to determine the accuracy of the statement with respect to such matter, an inquiry which is reasonably appropriate to determine the accuracy of the statement in question and (ii) the results of such inquiry will be deemed to have been reported to such Person.

       12.7. Successors and Assigns. All of the terms and provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective transferees, successors and assigns (each of which such transferees, successors and assigns shall be deemed to be a party hereto for all purposes hereof); provided, however, that no transfer or assignment by any party shall relieve such party of any of its obligations hereunder.

       12.8. Notices. Any notices or other communications required or permitted hereunder shall be sufficiently given if in writing and delivered personally or sent by telecopier, Federal Express, or registered or certified mail, postage prepaid, addressed as follows:

         If to Parent, to it at:      PictureTel Corporation
                                      100 Minuteman Road
                                      Andover, MA 01810
                                      Attention: Les B. Strauss, Chief
                                      Financial Officer
                                      Telecopier: (508) 292-3334

         If to Merger                 ML Acquisition Corp.
           Sub, to it at:             c/o PictureTel Corporation
                                      100 Minuteman Road
                                      Andover, MA 01810
                                      Attention: Les B. Strauss, Chief
                                      Financial Officer
                                      Telecopier: (508) 292-3334

         with a copy to:              Ropes & Gray
                                      One International Place
                                      Boston, MA 02110-2624
                                      Attention: Howard F. Fuguet, Esq.
                                      Telecopier: (617) 951-7050

         If to the Company, to it at: MultiLink, Inc.
                                      6 Riverside Drive
                                      Andover, MA 01810
                                      Attention: Bruce R. Bower, President
                                      Telecopier:(508) 691-2191

                   with a copy to:    Testa, Hurwitz & Thibeault, LLP
                                      125 High Street, High Street Tower
                                      Boston, MA  02110-2711
                                      Attention: William B. Simmons, Jr., Esq.
                                      Telecopier: (617) 248-7100

Unless otherwise specified herein, such notices or other communications shall be deemed received (a) on the date delivered, if delivered personally, (b) one Business Day after being sent by Federal Express, if sent by Federal Express,
(c) one Business Day after being delivered, if delivered by telecopier and (d) three Business Days after being sent, if sent by registered or certified mail. Each of the parties hereto shall be entitled to specify a different address by giving notice as aforesaid to each of the other parties hereto.

       12.9. Public Announcements. At all times at or before the Closing, no party hereto will issue or make any reports, statements or releases to the public or generally to the customers, suppliers or other Persons to whom the Company sells goods or provides services or with whom the Company otherwise has significant business relationships with respect to this Agreement or the transactions contemplated hereby without the consent of the other parties hereto, provided that the initial press release regarding the execution of this Agreement shall be mutually agreed upon; and provided further that Parent may make an additional public report, statement or release without such consent if Parent is advised by counsel in writing that such public report, statement or release is required by law in order to discharge Parent's disclosure obligations, in which event Parent shall notify the Company that it intends to take such action and shall deliver to the Company in advance a copy of such public report, statement or release. Each party hereto will also obtain the prior approval by the other parties hereto of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

       12.10. Headings, etc. Section and subsection headings are not to be considered part of this Agreement, are included solely for convenience, are not intended to be full or accurate descriptions of the content thereof and shall not affect the construction hereof. This Agreement shall be deemed to express the mutual intent of the parties, and no rule of strict construction shall be applied against any party.

       12.11. Third Party Beneficiaries. Nothing in this Agreement is intended or shall be construed to entitle any Person other than the parties, the Company, the Target Securityholders or their respective transferees, successors and assigns permitted hereby to any claim, cause of action, remedy or right of any kind.

       12.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute but one and the same instrument.

       12.13. Governing Law. This Agreement shall be governed by and construed in accordance with the domestic substantive laws of The Commonwealth of Massachusetts, without giving effect to any choice or conflict of law provision or rule that would cause the application of the laws of any other jurisdiction.

       IN WITNESS WHEREOF, the parties hereto, intending to be legally bound hereby, have caused this Agreement to be executed, and in the case of the Company and Merger Sub executed as an instrument under seal, as of the date first above written by their respective officers thereunto duly authorized.




                                  PICTURETEL CORPORATION


                                  By /s/ Norman E. Gaut
                                     ---------------------------------------
                                     Title: Chief Executive Officer

                                  ML Acquisition Corp.


                                  By /s/ William C. Avery
                                     ---------------------------------------
                                     Title: President

[Seal]
                                  and by /s/ William C. Avery
                                         ----------------------------------
                                         Title: Treasurer


                                  MULTILINK, INC.


                                  By /s/ Bruce R. Bower
                                     ---------------------------------------
                                     Title: President

[Seal]
                                  and by /s/ Mary B. Miller
                                         -----------------------------------
                                        Title: Treasurer


                                  TARGET SECURITYHOLDERS' REPRESENTATIVE


                                         /s/ J. Edward McAteer
                                  ------------------------------------------
                                  J. Edward McAteer, as Target Securityholders' Representative
*

                                                                       EXHIBIT A


                           Form of Affiliate Agreement


                                          _____________, 1997

PictureTel Corporation
100 Minuteman Road
Andover, MA 01810


      Re:  Merger Agreement
           ----------------


Ladies and Gentlemen:

       PictureTel Corporation, a Delaware corporation ("Parent"), ML Acquisition Corp., a Massachusetts corporation and wholly-owned subsidiary of Parent ("Merger Sub"), and MultiLink, Inc., a Massachusetts corporation (the "Company"), have entered into an Agreement and Plan of Merger dated April , 1997 (the "Merger Agreement"), pursuant to which Merger Sub would be merged with and into the Company (the "Merger"), and each outstanding share of Company Common Stock would be converted into the right to receive shares of Parent Common Stock. Capitalized terms used herein and not defined have the meanings assigned to them in the Merger Agreement.

       The undersigned has been advised that as of the date the Merger is submitted to stockholders of the Company for approval, the undersigned may be an "affiliate" of the Company, as the term is defined for purposes of paragraph (c) of Rule 145 of the Securities and Exchange Commission (the "SEC") under the Securities Act of 1933, as amended (the "Securities Act") and may be deemed an "affiliate" of the Company for purposes of qualifying the Merger for pooling of interests accounting treatment under Opinion 16 of the Accounting Principles Board and applicable SEC rules and regulations, although nothing contained herein shall be construed as an admission of either such fact.

       Parent has requested the undersigned to represent and agree, and the undersigned represents and agrees, with Parent as follows:

       1.     Pooling.

       From and after 30 days prior to the Effective Time of the Merger, the undersigned will not sell, transfer, exchange or otherwise, directly or indirectly, dispose of, or reduce the risk of loss (by short sale or otherwise) or enter into any contract or other arrangement with respect to, or consent to the sale or exchange of or other disposition of any interest in, any securities of the Company or Parent until after such time as Parent has published financial results covering at least 30 days of combined operations of Parent and the Company after the Effective Time of the Merger in the form of a quarterly earnings report, an effective registration statement filed with the SEC, a report to the SEC on Form 10-K, 10-Q or 8-K, or any other public filing or announcement which includes such combined results of operations. The undersigned understands that certificates representing the shares of Parent Common Stock, if any, received by the undersigned in the Merger will be placed on the "stop-transfer list" maintained by Parent's transfer agent and will remain so listed until the publication of such financial results and that there will be placed on the certificate(s) representing such stock, or any certificates delivered in substitution therefor, a legend stating in substance:

      "THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN COMPLIANCE WITH THE CONDITIONS SPECIFIED IN A LETTER AGREEMENT DATED AS OF

      _________, 1997 RELATING THERETO, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF PICTURETEL CORPORATION."

       Parent agrees and covenants that (i) Parent will use its reasonable best efforts to publish financial results covering at least 30 days of combined operations of Parent and the Company after the Effective Time of the Merger, as soon as practicable and in no event later than 45 days after the end of the first fiscal quarter which includes at least 30 days of such combined operations after the Effective Time if such 30 days is included in any of the first three fiscal quarters of Parent, and in no event later than 90 days after the end of the first fiscal quarter which includes at least 30 days of combined operations of Parent and the Company if such 30 days is included in the fourth fiscal quarter of Parent; and (ii) promptly after such publication the stop transfer instructions and legends referred to above shall be terminated or removed.

       2.     Rule 145.

       The undersigned has been advised that the issuance of shares of Parent Common Stock pursuant to the Merger will be registered under the Securities Act pursuant to a registration statement on Form S-4. The undersigned has also been advised that, if the undersigned is in fact an "affiliate" of the Company at the time the Merger is submitted to a vote of the stockholders of the Company, Rule 145 under the Securities Act will restrict the undersigned's sales of shares of Parent Common Stock, if any, received in the Merger. The undersigned has been advised that if the undersigned is so subject to Rule 145, the undersigned may not sell or otherwise dispose of any shares of Parent Common Stock except in accordance with Rule 145(d) under the Securities Act or pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act.

       The undersigned understands and agrees that:

              (i) Parent is under no obligation to register the sale, transfer or other disposition of the shares of Parent Common Stock to be received by the undersigned in the Merger except as set forth in written agreements, if any, with the undersigned which have been entered into by Parent or which have been specifically assumed by Parent.

              (ii) Stop transfer instructions will be given to the transfer agent of Parent with respect to the shares of Parent Common Stock to be received by the undersigned in the Merger, and there will be placed on the certificate representing such stock, or any certificates delivered in substitution therefor, a legend stating in substance:

       "THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 UNDER THE SECURITIES ACT OF 1933 (THE "ACT") APPLIES. THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH RULE 145(D) OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION FROM REGISTRATION UNDER THE ACT."

              (iii) Unless the transfer by the undersigned of the shares of Parent Common Stock is a sale made in conformity with the provisions of Rule 145(d), or is made pursuant to a registration statement under the Securities Act, Parent reserves the right to put an appropriate legend on the certificate issued to a transferee.

      In connection with the foregoing, Parent agrees as follows:

              (i) For so long as and to the extent necessary to permit the undersigned to sell the shares of Parent Common Stock pursuant to Rule 145 and, to the extent applicable, Rule 144 under the Securities Act, Parent shall use reasonable best efforts to file, on a timely basis, all reports required to be filed with the

       Securities and Exchange Commission ("SEC") by it pursuant to Section 13 of the Exchange Act, so long as it is subject to such requirement, furnish to the undersigned upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale under Rule 145 and otherwise use its reasonable efforts to permit such sales pursuant to Rule 145 and Rule
       144. Parent has filed, on a timely basis, all reports required to be filed with the SEC under Section 13 of the Securities Exchange Act of 1934, as amended, during the preceding 12 months.

              (ii) Parent agrees that the stop transfer instructions and legends referred to above shall be terminated or removed if the undersigned shall have delivered to Parent a copy of a letter from the staff of the SEC or an opinion of counsel with recognized expertise in securities law matters, in form and substance satisfactory to Parent, to the effect that such instructions and legends are not required for the purposes of the Securities Act.

       This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

       This letter agreement shall terminate if and when the Merger Agreement is terminated according to its terms.

       Please indicate your agreement with the foregoing by signing the acknowledgment below on the enclosed copies of this letter, and returning the same to the undersigned, whereupon this letter agreement shall become an effective agreement between Parent and the undersigned.




                                          Very truly yours,



                                          ____________________________

                                          By:_________________________
                                              Name:
                                              Title:


Acknowledged and agreed as of
the date hereof.


PICTURETEL CORPORATION


By_________________________
    Name:
    Title:

                                                                       Annex B

[Section]85. Dissenting stockholder; right to demand payment for stock;
exception

       A stockholder in any corporation organized under the laws of Massachusetts which shall have duly voted to consolidate or merge with another corporation or corporations under the provisions of sections seventy-eight or seventy-nine who objects to such consolidation or merger may demand payment for his stock from the resulting or surviving corporation and an appraisal in accordance with the provisions of sections eighty-six to ninety-eights, inclusive, and such stockholder and the resulting or surviving corporation shall have the rights and duties and follow the procedure set forth in those sections. This section shall not apply to the holders of any shares of stock of a constituent corporation surviving a merger if, as permitted by subsection (c) of section seventy-eight, the merger did not require for its approval a vote of the stockholders of the surviving corporation.
Added by St.1964, c. 723, [Section]1. Amended by St.1969, c.392, [Section]22.

[Section]86. Sections applicable to appraisal; prerequisites

       If a corporation proposes to take a corporate action as to which any section of this chapter provides that a stockholder who objects to such action shall have the right to demand payment for his shares and an appraisal thereof, sections eighty-seven to ninety-eight, inclusive, shall apply except as otherwise specifically provided in any section of this chapter. Except as provided in sections eighty-two and eighty-three, no stockholder shall have such right unless (1) he files with the corporation before the taking of the vote of the shareholders on such corporate action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) his shares are not voted in favor of the proposed action.
Added by St.1964, c. 723, [Section]1. Amended by St.1965, c. 685, [Section]40; St.1973, c. 749, [Section]1.

[Section]87. Statement of rights of objecting stockholders in notice of meeting; form

       The notice of the meeting of stockholders at which the approval of such proposed action is to be considered shall contain a statement of the rights of objecting stockholders. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock, and the directors may authorize the inclusion in any such notice of a statement of opinion by the management as to the existence or non-existence of the right of the stockholders to demand payment for their stock on account of the proposed corporate action. The notice may be in such form as the directors or officers calling the meeting deem advisable, but the following form of notice shall be sufficient to comply with this section:

       "If the action proposed is approved by the stockholders at the meeting and effected by the corporation, any stockholder (1) who files with the corporation before the taking of the vote on the approval of such action, written objection to the proposed action stating that he intends to demand payment for his shares if the action is taken and (2) whose shares are not voted in favor of such action has or may have the right to demand in writing from the corporation (or, in the case of a consolidation or merger, the name of the resulting or surviving corporation shall be inserted), within twenty days after the date of mailing to him of notice in writing that the corporate action has become effective, payment for his shares and an appraisal of the value thereof. Such corporation and any such stockholder shall in such cases have the rights and duties and shall follow the procedure set forth in sections 88 to 98, inclusive, of chapter 156B of the General Laws of Massachusetts."
Added by St.1964, c. 723, [Section]1. Amended by St.1973, c, 794, [Section]2.

[Section]88. Notice of effectiveness of action objected to

       The corporation taking such action, or in the case of a merger or consolidation the surviving or resulting corporation, shall, within ten days after the date on which such corporate action became effective, notify each stockholder who filed a written objection meeting the requirements of section eighty-six and whose shares were not voted in favor of the approval of such action, that the action approved at the meeting of the corporation of which he is a stockholder has become effective. The giving of such notice shall not be deemed to create any rights in any stockholder receiving the same to demand payment for his stock. The notice shall be sent by registered or certified mail, addressed to the stockholder at his last known address as it appears in the records of the corporation. Added by St.1964, c. 723, [Section]1. Amended by St.1973, c. 749, [Section]3.

[Section]89. Demand for payment; time for payment

       If within twenty days after the date of mailing of a notice under subsection (e) of section eighty-two, subsection (f) of section eighty-three, or section eighty-eight, any stockholder to whom the corporation was required to give such notice shall demand in writing from the corporation taking such action, or in the case of a consolidation or merger from the resulting or surviving corporation, payment for his stock, the corporation upon which such demand is made shall pay to him the fair value of his stock within thirty days after the expiration of the period during which such demand may be made.
Added by St.1964, c. 723, [Section]1. Amended by St.1973, c. 7498, [Section]4.

[Section]90. Demand for determination of value; bill in equity; venue

       If during the period of thirty days provided for in section eighty-nine the corporation upon which such demand is made and any such objecting stockholder fail to agree as to the value of such stock, such corporation or any such stockholder may within four months after the expiration of such thirty-day period demand a determination of the value of the stock of all such objecting stockholders by a bill in equity filed in the superior court in the county where the corporation in which such objecting stockholder held stock had or has its principal office in the commonwealth.
Added by St.1964, c. 723, [Section]1.

[Section]91. Parties to suit to determine value; service

       If the bill is filed by the corporation, it shall name as parties respondent all stockholders who have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof. If the bill is filed by a stockholder, he shall bring the bill in his own behalf and in behalf of all other stockholders w ho have demanded payment for their shares and with whom the corporation has not reached agreement as to the value thereof, and service of the bill shall be made upon the corporation by subpoena with a copy of the bill annexed. The corporation shall file with its answer a duly verified list of all such other stockholders, and such stockholders shall thereupon be deemed to have been added as parties to the bill. The corporation shall give notice in such form and returnable on such date as the court shall order to each stockholder party to the bill by registered or certified mail, addressed to the last known address of such stockholder as shown in the records of the corporation, and the court may order such additional notice by publication or otherwise as it deems advisable. Each stockholder who makes demand as provided in section eighty-nine shall be deemed to have consented to the provisions of this section relating to notice, and the giving of notice by the corporation to any such stockholder in compliance with the order of the court shall be a sufficient service of process on him. Failure to give notice to any stockholder making demand shall not invalidate the proceedings as to other stockholders to whom notice was properly given, and the court may at any time before the entry of a final decree make supplementary orders of notice.
Added by St.1964, c. 723, [Section]1.


[Section]92. Decree determining value and ordering payment; valuation date

       After hearing the court shall enter a decree determining the fair value of the stock of those stockholders who have become entitled to the valuation of and payment for their shares, and shall order the corporation to make payment of such value, together with interest, if any, as hereinafter provided, to the stockholders entitled thereto upon the transfer by them to the corporation of the certificates representing such stock if certificated or, if uncertificated, upon receipt of an instruction transferring such stock to the corporation. For this purpose, the value of the shares shall be determined as of the day preceding the date of the vote approving the proposed corporate action and shall be exclusive of any element of value arising from the expectation or accomplishment of the proposed corporate action.
Added by St.1964, c. 723, [Section]1. Amended by St.1983, c. 522, [Section]22.

[Section]93. Reference to special master

       The court in its discretion may refer the bill or any question arising thereunder to a special master to hear the parties, make findings and report the same to the court, all in accordance with the usual practice in suits in equity in the superior court.
Added by St.1964, c. 723, [Section]1.

[Section]94. Notation on stock certificates of pendency of bill

       On motion the court may order stockholder parties to the bill to submit their certificates of stock to the corporation for the notation thereon of the pendency of the bill and may order the corporation to note such pendency in its records with respect to any uncertificated shares held by such stockholder parties, and may on motion dismiss the bill as to any stockholder who fails to comply with such order.
Added by St.1964, c. 723, [Section]1. Amended by St.1983, c. 522, [Section]23.

[Section]95. Costs; interest

       The costs of the bill, including the reasonable compensation and expenses of any master appointed by the court, but exclusive of fees of counsel or of experts retained by any party, shall be determined by the court and taxed upon the parties to the bill, or any of them, in such manner as appears to be equitable, except that all costs of giving notice to stockholders as provided in this chapter shall be paid by the corporation. Interest shall be paid upon any award from the date of the vote approving the proposed corporate action, and the court may on application of any interested party determine the amount of interest to be paid in the case of any stockholder.
Added by St.1964, c. 723, [Section]1. Amended by St.1965, c. 685, [Section]41.

[Section]96. Dividends and voting rights after demand for payment

       Any stockholder who has demanded payment for his stock as provided in this chapter shall not thereafter be entitled to notice of any meeting of stockholders or to vote such stock for any purpose and shall not be entitled to the payment of dividends or other distribution on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the date of the vote approving the proposed corporate action) unless:

     (1) A bill shall not be filed within the time provided in section ninety;

     (2) A bill, if filed, shall be dismissed as to such stockholder; or

     (3) Such stockholder shall with the written approval of the corporation, or in the case of a consolidation or merger, the resulting or surviving corporation, deliver to it a written withdrawal of his objections to and an acceptance of such corporate action.

     Notwithstanding the provisions of clauses (1) to (3), inclusive, said stockholder shall have only the rights of a stockholder who did not so demand payment for his stock as provided in this chapter.
Added by St.1964, c. 723, [Section]1.  Amended by St.1982, c. 149.

[Section]97. Status of shares paid for

       The shares of the corporation paid for by the corporation pursuant to the provisions of this chapter shall have the status of treasury stock, or in the case of a consolidation or merger the shares or the securities of the resulting or surviving corporation into which the shares of such objecting stockholder would have been converted had he not objected to such consolidation or merger shall have the status of treasury stock or securities.
Added by St.1964, c. 723, [Section]1. Amended by St.1965, c. 685, [Section]42.

[Section]98. Exclusive remedy; exception

     The enforcement by a stockholder of his right to receive payment for his shares in the manner provided in this chapter shall be an exclusive remedy except that this chapter shall not exclude the right of such stockholder to bring or maintain an appropriate proceeding to obtain relief on the ground that such corporate action will be or is illegal or fraudulent as to him.

     Added by St.1964, c. 723, [Section]1. Amended by St.1965, c. 685, [Section]43.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

  ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         Section 145 of the Delaware General Corporation Law, as amended, provides that a corporation may indemnify any person who is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 145 further provides that a corporation similarly may indemnify any such person serving in any such capacity who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor, against expenses actually and reasonably incurred in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery or such other court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Section 102(b)(7) of the Delaware General Corporation Law, as amended, permits a corporation to include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Section 174 of the Delaware General Corporation Law (relating to unlawful payment of dividends and unlawful stock purchase and redemption) or
(iv) for any transaction from which the director derived an improper personal benefit.

         The Registrant's Third Restated Certificate of Incorporation provides that the Registrant's Directors shall not be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as director, except to the extent that exculpation from liabilities is not permitted under the Delaware General Corporation Law as in effect at the time such liability is determined. The Restated Certificate of Incorporation further provides that the Registrant shall indemnify its directors and officers to the full extent permitted by the law of the State of Delaware.

  ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

         (a) The following exhibits are filed with, or incorporated by reference in, this Registration Statement:

         Exhibits

  Exhibit
    No.       Description
  -------     -----------

  2.1 Agreement and Plan of Merger by and among the Registrant, Merger Sub and MultiLink, dated as of April 15, 1997 (the "Merger Agreement") (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed April 18, 1997).


  2.1.1*      Form of Amendment No. 1 to the Merger Agreement.


  3.1 Third Restated Certificate of Incorporation of Registrant, effective June 10, 1992 (incorporated by reference to Exhibit
              3.1.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 27, 1992).

  3.2 By-Laws as amended September 13, 1994 (incorporated by reference to Exhibit 1 to the Registrant's Current Report on Form 8-K filed September 14, 1994).

  4.1         Form of Common Stock Certificate (incorporated by reference to
              Exhibit 4(b) to Registrant's Registration Statement on Form S-8, Registration Number 33-36315 effective August 10, 1990).

  4.2 Shareholders' Rights Agreement between the Registrant and The First National Bank of Boston as Rights Agent, dated March 25, 1992 (incorporated by reference to Exhibit 1 to the Registrant's Registration of Certain Classes of Securities on Form 8-A/A filed February 1, 1995).

  4.2.1 Form of Certificate of Designation with respect to Junior Preference Stock (incorporated by reference to Exhibit 2 to the Registrant's Registration of Certain Classes of Securities on Form 8-A/A filed February 1, 1995).

  4.2.2 Form of Rights Certificate (incorporated by reference to Exhibit 3 to the Registrant's Registration of Certain Classes of Securities on Form 8-A/A filed February 1, 1995).

  4.2.3 Summary of Purchase Rights (incorporated by reference to Exhibit 4 to the Registrant's Registration of Certain Classes of Securities on Form 8-A/A filed February 1, 1995).

  4.2.4 Amendment dated January 13, 1995 to Shareholders' Rights Agreement (incorporated by reference to Exhibit 5 to Registrant's Registration of Certain Classes of Securities on Form 8-A/A filed February 1, 1995).


  5.1 Opinion of Ropes & Gray as to the legality of the securities being issued.



  8.1* Form of Opinion of Testa, Hurwitz & Thibeault, LLP as to certain federal income tax consequences of the Merger.



  8.2* Form of Opinion of Ropes & Gray as to certain federal income tax consequences of the Merger.



  10.1** 1984 Amended and Restated Stock Option Plan as amended through December 13, 1988 (incorporated by reference to Exhibit 10.10 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1988)



  10.1.1** Amendment dated October 26, 1994 to 1984 Amended and Restated Stock Option Plan (incorporated by reference to Exhibit 10.10.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

  10.2** PictureTel Corporation Equity Incentive Plan as amended through October 26, 1994 (incorporated by reference to Exhibit 10.11 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).



  10.2.1** Amendment dated June 29, 1995 to PictureTel Corporation Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended July 1, 1995)



  10.3** Amended 1992 Non-Employee Director Stock Option Plan as amended through April 10, 1996 (incorporated by reference to Exhibit 4(a) to Registrant's Registration Statement on Form S-8, Registration Number 333-10163 effective September 2, 1997).


  10.4 PictureTel Corporation 1994 Employee Stock Purchase Plan (incorporated by reference to Exhibit 4 to Registrant's Registration Statement on Form S-8, Registration Number 33-81848, effective July 22, 1994).

  10.5 401(k) Profit Sharing Retirement Plan as amended through July 1, 1994 (incorporated by reference to Exhibit 10.45 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).


  10.6** Employment Agreement between PictureTel Corporation and Norman E. Gaut dated July 29, 1988 (incorporated by reference to Exhibit
              10.12 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1988).



  10.6.1** Amendment dated January 15, 1995 to the Employment Agreement between PictureTel Corporation and Norman E. Gaut (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 1995).



  10.7** Agreement between PictureTel Corporation and Les Strauss as amended through January 15, 1995 (incorporated by reference to Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 1995).



  10.8** Agreement between PictureTel Corporation and Domenic J. LaCava as amended through January 17, 1995 (incorporated by reference to Exhibit 10.4 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 1995).



  10.9** Agreement between PictureTel Corporation and Lawrence Bornstein as amended through January 16, 1995 (incorporated by reference to Exhibit 10.5 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 1995).



  10.11** Agreement between PictureTel Corporation and William Avery dated June 15, 1995 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended June 29, 1996).


  10.12 Form of Indemnification Agreement for directors and officers (incorporated by reference to Exhibit 10.34 to Registrant's Registration Statement on Form S-1, Registration No. 33-6368, effective August 12, 1986)


  10.13** Agreement between PictureTel Corporation and Khoa Nguyen as amended through March 6, 1995 (incorporated by reference to Exhibit 10.3 to Registrant's Quarterly Report on Form 10-Q for the quarter ended April 1, 1995).


  10.14 Lease Agreement between PictureTel Corporation and 100 Minuteman Limited Partnership dated October 7, 1995 (incorporated by reference to Exhibit 10.47 to Annual Report on Form 10-K for the year ended December 31, 1995).

  10.15 Lease Agreement between PictureTel Corporation and Andover Mills Realty Limited Partnership dated February 10, 1994 (incorporated by reference to Exhibit 10.51 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1994).

  10.16 Lease Agreement between PictureTel Corporation and 50 Minuteman Limited Partnership dated August 26, 1996 (incorporated by reference to Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the quarter ended September 28, 1996).

  10.17** Agreement between PictureTel Corporation and Bruce R. Bower dated May 23, 1997.



  11.1*       Statement re computation of MultiLink per share earnings.



  21 Subsidiaries of PictureTel (incorporated by reference to Annual Report on Form 10-K for the year ended December 31, 1996).



  23.1 Consent of Ropes & Gray (included in its opinion filed as Exhibit 5.1).



  23.2*       Consent of Testa, Hurwitz & Thibeault, LLP.


  23.3 Consent of Coopers & Lybrand L.L.P. with respect to the Registrant's financial statements.

  23.4 Consent of KPMG Peat Marwick LLP with respect to MultiLink's financial statements.


  24.1*       Power of Attorney.



  27*         Financial Data Schedule as required by Item 601 (c) of Regulation
              S-K.



  99.1* Form of Proxy to be used by MultiLink in connection with the MultiLink Special Meeting.


  99.2 Stockholders Agreement between the Registrant, certain directors of MultiLink and certain major shareholders of MultiLink dated April 15, 1997 (incorporated by reference to Exhibit 2 to the Registrant's Current Report on Form 8-K filed April 18, 1997).


   *  Previously filed.
  ** Indicates management contract or compensatory plan, contract or arrangement.

  ITEM 22.  UNDERTAKINGS.

         The Undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

                           (a) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933 (the "Securities Act");

                           (b) To reflect in the prospectus any facts or events
                  arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

                           (c) To include any material information with respect
                  to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                  (4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange
         Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

                  (6) That every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (7) That insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the questions whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                  (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

                  (9) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Andover, Massachusetts.


                                              PICTURETEL CORPORATION



                                              By:   /s/ DR. NORMAN E. GAUT
                                                  ------------------------------
                                                      Dr. Norman E. Gaut
                                                     Chief Executive Officer


  Dated:  June 10, 1997




         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed below on June 10, 1997 by the following persons in the capacities indicated.


           Signature                                    Capacity
           ---------                                    --------


    * /s/ DR. NORMAN E. GAUT          Chairman of the Board and Chief Executive
---------------------------------     Officer (principal executive officer)
      Dr. Norman E. Gaut


    * /s/ LES B. STRAUSS              Vice President, Chief Financial Officer
---------------------------------     (principal financial and accounting
       Les B. Strauss                 officer)


    * /s/ VINOD KHOSLA                Director
---------------------------------
       Vinod Khosla


    * /s/ ROBERT T. KNIGHT            Director
---------------------------------
        Robert T. Knight


    * /s/ DAVID B. LEVI               Director
---------------------------------
        David B. Levi


    * /s/ JAMES R. SWARTZ             Director
---------------------------------
        James R. Swartz


    * /s/ ENZO TORRESI                Director
---------------------------------
        Enzo Torresi

By: /s/ Dr. Normon E. Gaut
    -----------------------------
    * Attorney-In-Fact
                                      II-7

                                  EXHIBIT INDEX

Exhibit
   No.                             Description
-------                            -----------


 5.1 Opinion of Ropes & Gray as to the legality of the securities being issued.



10.17 Agreement between PictureTel Corporation and Bruce R. Bower dated May 23, 1997.



23.1         Consent of Ropes & Gray (included in its opinion filed as Exhibit
             5.1).


23.3 Consent of Coopers & Lybrand L.L.P. with respect to Registrant's financial statements.

23.4 Consent of KPMG Peat Marwick LLP with respect to MultiLink's financial statements.